Canadian Pacific Railway Limited

Notice of Annual Meeting of Shareholders

and Management Proxy Circular

May 1, 2013

WHAT’S INSIDE

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

If you have any questions about the information contained in this document or require assistance in completing your proxy, please contact our proxy solicitation agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleshareholder.com

North American Toll Free Phone: 1-866-879-7649

Outside North America, Banks and Brokers Call Collect: 416-867-2272

Email: contactus@kingsdaleshareholder.com

There are a number of important matters that each shareholder should carefully consider in connection with the Meeting.

Your board of directors recommends that you VOTE your proxy:

☑	FOR the appointment of Deloitte LLP as our auditors;

☑	FOR the approval of a non-binding advisory vote on Canadian Pacific’s approach to executive compensation; and

☑	FOR the election of the director nominees proposed by Canadian Pacific in the accompanying Management Proxy Circular.

Your vote is extremely important regardless of how many common shares you own. Please take the time to cast your vote today.

To be effective, your proxy must be received not less than 48 hours prior to the time fixed for holding the Meeting (or any adjournment thereof). The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice. Please refer to the “Questions and Answers about Voting and Proxies” section of the accompanying Management Proxy Circular for additional information regarding voting your common shares.

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

March 12, 2013

Dear Fellow Shareholder,

I am pleased to invite you to attend the annual meeting of shareholders of Canadian Pacific Railway Limited to be held at the Royal York Hotel in Toronto, Ontario on Wednesday, May 1, 2013, at 9:00 am local time.

Canadian Pacific has undergone many changes in the last year, including important changes to your Board of Directors and the establishment of a new management team. I am pleased to tell you that both groups are working well together as we continue a period of great cultural change and rapidly improving performance.

The accompanying management proxy circular describes the business to be conducted at the meeting and provides information on Canadian Pacific’s approach to executive compensation and corporate governance.

Apart from the ordinary business of the annual meeting as described on page 2 of the circular, Hunter Harrison our CEO and Keith Creel our President and COO will be available immediately following the annual meeting to discuss and take questions relating to CP’s operations.

We hope that you will take the time to read this circular in advance of the meeting — it provides background information that will help you exercise your right to vote. Even if you cannot attend the meeting in person, we encourage you to vote as this is part of your right as a shareholder. Please refer to the section of the circular titled “Questions and Answers about Voting and Proxies” for further information.

On behalf of the Board and management, we look forward to your participation at this year’s annual shareholders meeting.

Sincerely,

/s/ PAUL G. HAGGIS

PAUL G. HAGGIS

Chairman of the Board

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

You are invited to the annual meeting of shareholders (the “Meeting”) of Canadian Pacific Railway Limited (“Canadian Pacific”).

The Meeting will be held at The Fairmont Royal York, 100 Front Street W., Toronto, Ontario at 9:00 a.m. (Eastern Daylight Time) on Wednesday, May 1, 2013.

The Meeting will cover:

1)	receipt of the audited consolidated financial statements for the year ended December 31, 2012;

2)	appointment of auditors;

3)	a non-binding advisory vote on Canadian Pacific’s approach to executive compensation;

4)	election of directors; and

5)	consideration of other business as may properly come before the Meeting or any adjournment or postponement thereof.

Shareholders of record at the close of business on March 12, 2013 will be entitled to vote at the Meeting and are encouraged to participate either in person or by proxy.

/s/ PAUL A. GUTHRIE
PAUL A. GUTHRIE	March 12, 2013
Corporate Secretary	Calgary, Alberta

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

GENERAL INFORMATION

We are sending you this Management Proxy Circular (the “Circular”) to solicit proxies by the management of Canadian Pacific to be used at the annual meeting (the “Meeting”) of shareholders of Canadian Pacific to be held on May 1, 2013. In this document “you” and “your” refer to the shareholders of Canadian Pacific; and “CP”, “Canadian Pacific”, the “Corporation”, the “company” or “we”, “us” and “our” refer to Canadian Pacific Railway Limited and, where applicable, its subsidiaries; and the “Board or Directors” or the “Board” refer to the board of directors of Canadian Pacific. Unless otherwise noted, the information contained in this Circular is given as of March 12, 2013 and all dollar amounts used in this document are shown in Canadian dollars. Payments made in 2012 in United States dollars (“US$”) were converted into Canadian dollars using the Bank of Canada average exchange rate for 2012 of 0.9996 Canadian dollars per United States dollar.

The Meeting will be held at The Fairmont Royal York, 100 Front Street W., Toronto, Ontario at 9:00 a.m. (Eastern Daylight Time) on Wednesday, May 1, 2013 for the purposes set forth in the foregoing Notice of the Meeting (the “Notice”).

For information on voting, refer to “Questions and Answers about Voting and Proxies”.

Forward-Looking Information

This Circular contains certain forward-looking information and forward-looking statements (collectively, “forward-looking information”) within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, business prospects, planned capital expenditures, programs and strategies. This forward looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

BUSINESS OF THE MEETING

1. FINANCIAL STATEMENTS

The audited consolidated financial statements of Canadian Pacific for the year ended December 31, 2012, and the report of the auditors thereon, will be placed before the shareholders at the Meeting. These audited consolidated financial statements form part of the Annual Report of Canadian Pacific, which was mailed to registered shareholders and to all non-registered shareholders who requested it. Additional copies of the Annual Report may be obtained from the Corporate Secretary of Canadian Pacific upon request. The Annual Report is also available online at www.cpr.ca or www.sedar.com.

2. APPOINTMENT OF AUDITORS

At Canadian Pacific’s annual meeting of shareholders held on May 17, 2012, Deloitte LLP (formerly Deloitte & Touche LLP) was appointed as Canadian Pacific’s auditors. For information on fees paid to Deloitte LLP for the year ended December 31, 2012, refer to “Schedule “A” — Statement of Corporate Governance — Audit Committee Disclosure — Audit and Non-Audit Fees and Services — 2012 & 2011”. In order to be approved, the appointment of Deloitte LLP as the Corporation’s auditors requires an affirmative vote of the majority of the votes cast at the Meeting.

The Board of Directors recommends that Deloitte LLP be appointed as Canadian Pacific’s auditors until the close of the next annual meeting of shareholders. Unless otherwise instructed, the persons designated in the form of proxy or the voting instruction form, intend to vote FOR the appointment of Deloitte LLP as auditors of Canadian Pacific to hold office until the next annual meeting of shareholders at remuneration to be fixed by the Board of Directors.

3. ADVISORY VOTE ON EXECUTIVE COMPENSATION

Canadian Pacific is committed to providing shareholders with clear, comprehensive and transparent disclosure on executive compensation. For information on Canadian Pacific’s executive compensation, refer to “2012 Executive Compensation — Letter to Shareholders” and “Compensation Discussion and Analysis”. In order to receive feedback from shareholders on this matter, we are providing shareholders with our third annual non-binding advisory vote on our approach to executive compensation, commonly known as “Say on Pay”. The Say on Pay resolution we are proposing to our shareholders is the form recommended by the Canadian Coalition for Good Governance. At Canadian Pacific’s annual meeting of shareholders held on May 17, 2012, 61.67% of the votes cast at such meeting on the matter voted in favour of our then approach to executive compensation. It is to be noted that at CP’s annual and special meeting held on May 12, 2011, 97.03% of the votes cast at such meeting on the same matter voted in favour of such resolution. It is also to be noted that the membership of the Management Resources and Compensation Committee was changed in its entirety following a proxy contest, with the new Chair thereof having spent considerable time during the proxy contest talking to shareholders about the Corporation’s approach to executive compensation. The newly constituted Management Resources and Compensation Committee has since revisited CP’s approach to executive compensation, all with the assistance of a new independent compensation consultant that reports solely to the committee and does no work for management.

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

As this is an advisory vote, the results will again not be binding upon the Board. However, in considering the Corporation’s approach to compensation, the Board will take into account the results of this vote, together with other shareholder feedback and best practices in compensation and governance.

The Board of Directors recommends that shareholders vote FOR the resolution set out below and, unless otherwise instructed, the persons designated in the form of proxy or the voting instruction form intend to vote FOR the following resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s information circular delivered in advance of the 2013 annual meeting of shareholders.”

4. ELECTION OF DIRECTORS

Our governing documents provide that our Board of Directors shall consist of a minimum of five and a maximum of 20 directors.

Pursuant to a resolution of the Board of Directors, 13 persons are to be elected as directors at the Meeting, each to hold office until the close of the next annual meeting of shareholders or until such person’s successor is elected or appointed.

The appointees named in the proxy are officers of CP who intend to vote at the Meeting FOR the election of the nominees whose names are set out below, unless specifically instructed on the proxy to withhold such vote. If, prior to the Meeting, any of the listed nominees becomes unable or unwilling to serve, the persons named in the proxy will have the right to use their discretion in voting for such other properly qualified nominees. The persons named in the section “Canadian Pacific Nominees for Election to the Board” will be presented for election at the Meeting as Canadian Pacific’s nominees (the “Canadian Pacific Nominees”). Each of the Canadian Pacific Nominees has established his or her eligibility and willingness to serve as a director if elected. Additional information on the Canadian Pacific Nominees is set out in this Circular under the heading “Canadian Pacific Nominees for Election to the Board”.

The Board recommends that you vote FOR each of the Canadian Pacific Nominees. Unless otherwise instructed, the persons designated in the form of proxy and the voting instruction form intend to vote FOR the election of the Canadian Pacific Nominees. If, prior to the Meeting, any of the Canadian Pacific Nominees becomes unable or unwilling to serve, the persons designated in the form of proxy or voting instruction form will have the right to use their discretion in voting for such other properly qualified nominees.

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

QUESTIONS AND ANSWERS ABOUT VOTING AND PROXIES

Please carefully read this section, as it contains important information regarding how to vote your common shares of the Corporation (“Shares”). Canadian Pacific has sent or caused to be sent forms of proxy to the Corporation’s registered shareholders and voting instruction forms and, in some cases, forms of proxy, to the Corporation’s non-registered shareholders.

What is the purpose of the Meeting?

At the Meeting, you will be asked to vote on the following matters:

•	the appointment of Deloitte LLP as the Corporation’s auditors;

•	in an advisory, non-binding capacity, the Corporation’s approach to executive compensation; and

•	the election of directors.

How does the Board recommend that I vote?

The Board recommends that you vote FOR the appointment of Deloitte LLP as the Corporation’s auditors, FOR the Corporation’s approach to executive compensation, and FOR each of the Canadian Pacific Nominees. For more information on the Canadian Pacific Nominees, refer to “Canadian Pacific Nominees for Election to the Board”.

Where and when is the Meeting?

The Meeting will be held at The Fairmont Royal York, 100 Front Street W., Toronto, Ontario at 9:00 a.m. (Eastern Daylight Time) on Wednesday, May 1, 2013. For information regarding voting in person at the Meeting see “How do I vote if I am a REGISTERED shareholder?” or “How do I vote if I am a NON-REGISTERED shareholder?”, as applicable.

How many Shares are outstanding and who are the Corporation’s Principal Shareholders?

As of March 12, 2013, there were 174,638,810 Shares issued and outstanding. Each Share carries one vote on each matter voted upon at the Meeting.

To the knowledge of the directors and officers of the Corporation, based on publicly available information as at March 12, 2013, Pershing Square Capital Management, L.P. and its affiliates beneficially owned 24,159,888 Shares, which is approximately 13.8% of the outstanding Shares. To the knowledge of the directors and officers of the Corporation, based on publicly available information as of March 12, 2013, no other person beneficially owned or controlled or directed, directly or indirectly, 10% or more of the outstanding Shares.

What vote is required to elect directors?

At the Meeting, 13 directors will be elected. The 13 director nominees receiving the highest number of FOR votes cast in person or by proxy at the Meeting will be elected to the Board.

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

Who is entitled to vote at the Meeting?

The Board has fixed March 12, 2013 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive the foregoing Notice and to vote at the Meeting or any adjournment or postponement thereof, either in person or by proxy. Only shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting. Each shareholder is entitled to one vote for each Share held.

Who is soliciting my proxy and how do I appoint a proxyholder?

Management of Canadian Pacific is soliciting your proxies in connection with this Circular and the Meeting. The cost of this solicitation will be borne by the Corporation. Proxies will be solicited by mail, in person, by telephone or by electronic communications. Canadian Pacific has retained Kingsdale Shareholder Services Inc., Exchange Tower, 130 King Street West, Suite 2950, Toronto, Ontario, M5X 1E2 (“Kingsdale”) to assist with our communications with shareholders and solicitation of proxies. In connection with these services, Kingsdale will receive an initial fee of $60,000. In addition, Kingsdale will be reimbursed for disbursements and out-of-pocket expenses, as well as an additional $8 fee for each telephone call to or from Canadian Pacific shareholders and additional fees as determined by Canadian Pacific and Kingsdale.

Shareholders wishing to be represented by proxy at the Meeting must deposit a properly executed proxy with the Corporation or its agent, Computershare, or Kingsdale Shareholder Services Inc., not less than 48 hours prior to the time fixed for holding the Meeting (or any adjournment thereof). The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice. All Shares represented by a properly executed proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If I do not provide management with instructions in my proxy, how will my Shares be voted?

Shareholders who have appointed a named appointee of management to act and vote on their behalf, as provided in the enclosed form of proxy or voting instruction form, and who do not provide instructions concerning any matter identified in the Notice, will have the Shares represented by such form of proxy or voting instruction form voted FOR the appointment of Deloitte LLP as the Corporation’s auditors, FOR the Corporation’s approach to executive compensation and FOR the election of the Canadian Pacific Nominees.

The enclosed form of proxy or voting instruction form to be used in connection with the Meeting also confers discretionary authority on the person or persons named to vote on any amendment or variation to the matters identified in the Notice and on any other matter properly coming before the Meeting. As of March 12, 2013, management is not aware of any such amendment, variation or other matter. If, however, any such amendment, variation or other matter properly comes before the Meeting, proxies will be voted at the discretion of the person or persons named on the enclosed form of proxy or voting instruction form.

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

How do I vote if I am a REGISTERED shareholder?

You are a registered shareholder if your name appears on your Share certificate. If this is the case, this Circular will be accompanied by a form of proxy. If you are a registered shareholder, there are two ways, listed below, that you can vote your Shares:

1)	Voting by Proxy

You may appoint the management appointee or someone else that need not be a shareholder to vote for you as your proxyholder by using the enclosed form of proxy. A shareholder has the right to appoint a person or company other than the named appointee of management to represent such shareholder at the Meeting. To appoint a person or company other than the named appointee, write the name of the person or company you would like to appoint in the space provided.

You may vote using any of the methods outlined on the form of proxy.

2)	Voting in Person

As a registered shareholder, you may exercise your right to vote by attending and voting your Shares in person at the Meeting. Upon arriving at the Meeting, report to the desk of our registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), to sign in and revoke any proxy previously given. You do not need to complete or return your form of proxy if you intend to vote at the Meeting.

To be valid, a proxy must be signed by the shareholder or his or her attorney authorized in writing. There are several ways to submit your form of proxy which are indicated on the form of proxy. Carefully review your form of proxy for these instructions.

How do I vote if I am a NON-REGISTERED shareholder?

If your Shares are not registered in your name and are held in the name of a nominee such as a trustee, financial institution or securities broker, you are a non-registered shareholder. If your Shares are listed in an account statement provided to you by your broker, those Shares will, in all likelihood, not be registered in your name.

Such Shares will more likely be registered under the name of your broker or an agent of that broker. Without specific instructions, Canadian brokers and their agents or nominees are prohibited from voting shares for the broker’s client. Without specific instructions, U.S. brokers and their agents or nominees are prohibited from voting Shares for the broker’s client with respect to the non-binding advisory vote on the Corporation’s approach to executive compensation and the election of directors, but may vote such Shares with respect to the appointment of Deloitte LLP.

If you are a non-registered shareholder, there are two ways, listed below, that you can vote your Shares:

1)	Giving Your Voting Instructions

Your nominee is required to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive, or have already received, from your nominee either (i) a voting

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

instruction form for completion and execution by you, or (ii) a form of proxy for completion by you, executed by the nominee and restricted to the number of Shares owned by you. These procedures are to permit non-registered shareholders to direct the voting of the Shares that they beneficially own.

Each nominee has its own procedures which should be carefully followed by non-registered shareholders to ensure that their Shares are voted at the Meeting. Please contact your nominee for instructions in this regard. You may vote using any of the methods outlined on the voting instruction form or form of proxy.

2)	Voting in Person

If you wish to vote in person at the Meeting, insert your own name in the space provided on the voting instruction form or form of proxy to appoint yourself as proxyholder and follow the instructions of your nominee.

Non-registered shareholders who instruct their nominee to appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of Computershare. Do not otherwise complete the voting instruction form or form of proxy sent to you as your vote will be taken and counted at the Meeting.

How will Shares held in the Corporation’s employee share purchase plan be voted?

Employees of the Corporation are eligible to participate in an employee share purchase plan (“ESPP”) under which they purchase Shares. Shares held by participants under the ESPP (“ESPP Participants”) are held in a custodial account until such time as the Shares held by ESPP Participants are withdrawn from the ESPP pursuant to its terms and conditions.

Voting rights attached to Shares held by ESPP Participants may be exercised through the use of a voting instruction form, which provides instructions regarding the voting of Shares held by ESPP Participants. ESPP Participants will have received this Circular together with the voting instruction form, or advice as to the availability of these documents electronically, from the Corporation’s registrar and transfer agent, Computershare.

Shares held by ESPP Participants will be voted in accordance with the instructions received from the employee.

If I change my mind, can I revoke or change my proxy once I have given it?

Yes. A shareholder may revoke a proxy by depositing an instrument in writing executed by such shareholder or by such shareholder’s attorney authorized in writing (or, in the case of a corporation, by a duly authorized officer or attorney), either at the Office of the Corporate Secretary, Canadian Pacific, Suite 920, Gulf Canada Square, 401 — 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, or with the Chairman of the Meeting on the day of the Meeting, or an adjournment or postponement thereof, or in any other manner permitted by law.

In addition to any other manner permitted by law, a shareholder may change a previously submitted proxy or voting instruction by submitting a new proxy or conveying new voting instructions by any of the means described under “How do I vote if I am a REGISTERED shareholder?” or “How do I vote if I am a NON-REGISTERED shareholder?”, as applicable.

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

Non-registered shareholders must ensure that any change in voting instructions is communicated to the applicable nominee sufficiently in advance of the time of voting at the Meeting. Non-registered shareholders who have voted and who wish to change their voting instructions should contact their nominee promptly if assistance is required.

What is the latest time that I can submit my form of proxy or voting instruction form?

To be effective, your proxy must be received not less than 48 hours prior to the time fixed for holding the Meeting (or any adjournment thereof). The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice.

The Corporation reminds shareholders that only the most recently dated voting instructions will be counted and any prior dated instructions will be disregarded.

How will votes be tabulated?

Proxies will be counted and tabulated by the Corporation’s registrar and transfer agent, Computershare. Computershare maintains the confidentiality of individual shareholder votes. However, proxies will be submitted to management where they contain comments clearly intended for management or to meet legal requirements.

Whom should I contact if I have questions?

If you have any questions about the information contained in this document or require assistance in completing your form of proxy or voting instruction form, please contact:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleshareholder.com

North American Toll Free Phone: 1-866-879-7649

Outside North America, Banks and Brokers Call Collect: 416-867-2272

Email: contactus@kingsdaleshareholder.com

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

How may I contact the registrar and transfer agent?

You may contact Computershare, Canadian Pacific’s registrar and transfer agent, by telephone, Internet or mail, as follows:

By Phone: 1-877-4-CP-RAIL / 1-877-427-7245 (within Canada and the United States) between the hours of 8:30 a.m. and 8:00 p.m. Eastern, or 1-514-982-7555 (international direct dial).

By Internet: www.investorcentre.com/cp

By Mail: 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1.

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

CANADIAN PACIFIC NOMINEES FOR ELECTION TO THE BOARD

DESCRIPTION OF CANADIAN PACIFIC NOMINEES

The following tables provide information on the Canadian Pacific Nominees. Included in these tables is information relating to the Canadian Pacific Nominees’ current membership on committees of the Board, other public company directorships held in the past five years and Board and committee meeting attendance in the twelve months ended December 31, 2012, where applicable. The tables also show the present principal occupation and principal occupations held in the past five years, if different. In addition, the tables show securities of CP held as at March 12, 2013 by each of the Canadian Pacific Nominees, and whether the director meets or exceeds minimum shareholding requirements. Certain other personal information is also included.

Messrs. J.P. Manley and H.T. Richardson and Ms. M. Paquin, current members of the Board, have decided not to stand for re-election at the Meeting. For purposes of this Circular, the Canadian Pacific Nominees who are current members of the Board shall hereinafter be referred to as the “Incumbent Canadian Pacific Nominees”.

Ackman, William A. Age: 46 New York, New York, USA Director since: May 2012 Latest date for retirement: 2038 Independent

Mr. Ackman is the founder and Chief Executive Officer of Pershing Square Capital Management, L.P., an investment adviser with approximately $12 billion of assets under management. Pershing Square is a concentrated, research-intensive, fundamental value investor in the public markets.

Mr. Ackman is a director of the J.C. Penney Company, Inc. and Chairman of the Board of The Howard Hughes Corporation. In addition to his substantial public company board experience, Mr. Ackman’s investment and capital allocation experience in a wide array of businesses and assets, as well as his expertise in real estate, enable him to make a substantial contribution to the CP board.

Mr. Ackman received an M.B.A. from Harvard Business School and a Bachelor of Arts magna cum laude from Harvard College.

Principal Occupations Held in Last Five Years Founder, Chief Executive Officer, Pershing Square Capital Management, L.P.

Overall Attendance: 93%
Member of:	Attendance at Regular Meetings(a)	Attendance at Special Meetings(a)	Public Company Directorships in the Past Five Years(b)
Board(c)	3 of 3	5 of 5	CPRC	2012 – present
Governance(d)	2 of 3	N/A	J.C. Penney Company, Inc.	2011 – present
Finance(d)	3 of 3	1 of 1	The Howard Hughes Corporation	2010 – present
			Justice Holdings Ltd.	2011 – 2012
			General Growth Properties Inc.	2009 – 2010

Securities Held as at March 12, 2013:
Shares(e)	DDSUs(e)	Options(f)	Meets or Exceeds Minimum Shareholding Requirements(e)
24,159,888(q)	0(q)	0	Yes

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

Colter, Gary F. Age: 67 Mississauga, Ontario, Canada Director since: May 2012 Latest date for retirement: 2018 Independent

Mr. Colter is the President of CRS Inc., a corporate restructuring and strategy consulting company, which he founded in 2002. Previously, Mr. Colter spent 34 years with KPMG Canada and its predecessor firm Peat Marwick, where he was a Partner for 27 years, holding various senior positions, including Vice Chairman of Financial Advisory Services and member of the Management Committee from 1989 to 1998. He was Managing Partner of KPMG Global Financial Advisory Services from 1998 to 2000 and retired from the Canadian firm as Vice Chairman in 2002.

Since 2002, Mr. Colter has been a director of Owens-Illinois Inc. where he serves on the Governance and Audit Committees and previously Chaired the Audit Committee for over six years. In 2003, he joined the board of Canadian Imperial Bank of Commerce (“CIBC”), where he Chairs the Governance Committee and serves on the Audit Committee. He previously served on the Compensation Committee and Chaired the Audit Committee of CIBC for over five years and the Risk Committee for one year.

In 2004, he joined the board of Core-Mark Holding Company, Inc. where he is Chair of the Governance Committee, serves on the Audit Committee and Chaired the Compensation Committee for over three years.

Mr. Colter joined the predecessor company board of Revera Inc. in 2005. He is Chair of Revera’s Audit Committee where he also serves on the Governance Committee. Mr. Colter was also previously a director of Saskatchewan Wheat Pool Inc., and was Chair of the Audit Committee and a member of the Strategic and Business Planning Committee.

Mr. Colter has a B.A. (Honours) in Business Administration from the Ivey Business School of the University of Western Ontario, and is a Fellow Chartered Accountant.

Principal Occupations Held in Last Five Years President, CRS Inc.

Overall Attendance: 100%
Member of:	Attendance at Regular Meetings(a)	Attendance at Special Meetings(a)	Public Company Directorships in the Past Five Years(b)
Board(c)	3 of 3	5 of 5	CPRC	2012 – present
Audit(g)	4 of 4	N/A	Canadian Imperial Bank of Commerce	2003 – present
Compensation(d)	3 of 3	3 of 3	Core-Mark Holding Company, Inc.	2004 – present
			Owens Illinois Inc.	2002 – present
			Revera Inc.	2005 – 2012

Securities Held as at March 12, 2013:
Shares(e)	DDSUs(e)	Options(f)	Meets or Exceeds Minimum Shareholding Requirements(e)
1,500	2,408	0	To be fully met by May 2017

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

Courville, Isabelle Age: 50 Montreal, Quebec, Canada Director since: N/A Latest date for retirement: 2035 Independent

Ms. Courville is a Corporate Director. She previously served as President – Hydro-Québec Distribution (2011 to 2013) and President – Hydro-Québec TransÉnergie (2007 to 2011), both divisions of Hydro-Québec, the Quebec government-owned entity which generates, transmits and distributes electricity. Before that, she served as President – Enterprise Group of Bell Canada and as President and Chief Executive Officer of Bell Nordiq Group (Télébec NorthernTel), a subsidiary of Bell Canada.

Ms. Courville is currently a director of Laurentian Bank of Canada and École Polytechnique de Montréal, as well as a Canadian Member of the Asia-Pacific Economic Cooperation Business Advisory Council. Prior board memberships include Miranda Technologies Inc., Chamber of Commerce of Metropolitan Montreal, NPCC (Northeast Power Coordinating Council), St. Justine Hospital Foundation and Conference Board of Canada.

She was recipient in 2005, 2006 and 2008 of Canada’s Most Powerful Wowen: Top 100 Award granted by the Women’s Executive Network, and received in 2007 the McGill Management Achievement Award for her contribution to the business world and community involvement.

Ms. Courville holds a Bachelor’s degree in Engineering Physics from the École Polytechnique de Montréal and a Bachelor’s degree in Civil Law from McGill University.

Principal Occupations Held in Last Five Years Corporate Director; President, Hydro-Québec Distribution; President, Hydro-Québec TransÉnergie

Public Company Directorships in the Past Five Years(b)
Laurentian Bank of Canada	2007 - present
Miranda Technologies Inc.	2006 - 2012

Securities Held as at March 12, 2013:
Shares	DDSUs	Options(f)	Meets or Exceeds Minimum Shareholding Requirements
0	N/A	0	To be fully met by May 2018

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

Haggis, Paul G. Age: 61 Canmore, Alberta, Canada Director since: May 2012 Latest date for retirement: 2024 Independent

Mr. Haggis is the Chairman of the Boards of Canadian Pacific Railway Limited and Canadian Pacific Railway Company.

Mr. Haggis has extensive financial markets and public board experience and is currently Chairman of the Alberta Enterprise Corporation. He was also Chairman of C.A. Bancorp Inc. until just recently (March 7, 2013). He serves as a corporate director of other public and crown corporations including Advantage Oil & Gas Ltd. He continues to serve as an advisor to the Investment Committee of Insurance Corporation of British Columbia (ICBC) after retiring as a director and Chair of the Investment Committee this past December. Mr. Haggis was previously the President and CEO of the Ontario Municipal Employees Retirement System (OMERS) and the President and CEO of Alberta Treasury Branches. He served in leadership roles at the Public Sector Pension Investment Board, Manulife Financial, and Princeton Developments.

Over his career, Mr. Haggis has served as a director of a number of public and charitable organizations including the Centre for Addiction and Mental Health, Royal Ontario Museum, and the Canadian Chamber of Commerce.

Principal Occupations Held in Last Five Years

Chairman, Canadian Pacific Railway Limited and Canadian Pacific Railway Company; Chairman, C.A. Bancorp Inc.; Interim Chief Executive Officer C.A. Bancorp Inc.; Chairman, Alberta Enterprise Corporation; Corporate Consultant

Overall Attendance: 100%
Member of:	Attendance at Regular Meetings(a)	Attendance at Special Meetings(a)	Public Company Directorships in the Past Five Years(b)
Board(c)(h)	3 of 3	5 of 5	CPRC	2012 – present
			Advantage Oil and Gas Ltd.	2008 – present
			C.A. Bancorp Inc.	2009 – 2013
			Liberty Silver Corporation	2011 – 2012
			Prime Restaurants Inc.	2009 – 2011

Securities Held as at March 12, 2013:
Shares(e)	DDSUs(e)	Options(f)	Meets or Exceeds Minimum Shareholding Requirements(e)
1,500	3,378	0	To be fully met by May 2017

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

Harrison, E. Hunter(o) Age: 68 Wellington, Florida, U.S.A. Director since: May 2012 Latest date for retirement: 2016 Not Independent

Mr. Harrison is the President and Chief Executive Officer of Canadian Pacific Railway Limited and Canadian Pacific Railway Company (CP). He joined CP in 2012. Mr. Harrison served as President and Chief Executive Officer at Canadian National Railway Company (CN) from 2003-2009 and as the Executive Vice President and Chief Operating Officer from 1998-2002. He served on CN’s Board of Directors for 10 years. Mr. Harrison brings valuable railroad knowledge to CP with almost 50 years of experience in the industry.

Prior to joining CN, Mr. Harrison was President and Chief Executive Officer at Illinois Central Corporation (IC) , and Illinois Central Rail Road Company (ICRR) from 1993-1998, during which time he was also a member of the Board. Mr. Harrison held various positions throughout his time at IC and ICRR, including Vice-President, Chief Operating Officer and Senior Vice-President of Operations. His railroad career began in 1963 when he joined the Frisco (St. Louis-San Francisco) Railroad as a carman-oiler in Memphis while still attending school.

Before his time at IC and ICRR in 1989, Mr. Harrison served as Burlington Northern’s Vice-President of Transportation and Vice-President of Service Design. Mr. Harrison has served as a director on several railway companies and industry associations, including The Belt Railway of Chicago, Wabash National Corporation, The American Association of Railroads, Terminal Railway, TTX Company, CN, IC, and ICRR. He has received numerous accolades, including North America’s Railroader of the Year by RailwayAge Magazine in 2002 and CEO of the Year by The Globe and Mail’s Report on Business Magazine in 2007.

Principal Occupations Held in Last Five Years

President and Chief Executive Officer, Canadian Pacific Railway
Limited and Canadian Pacific Railway Company; Chairman of the
Board, Dynegy Inc.; Interim President and Chief Executive Officer,
Dynegy Inc.; President and Chief Executive Officer, Canadian
National Railway Company

Overall Attendance: 100%
Member of:	Attendance at Regular Meetings(a)	Attendance at Special Meetings(a)	Public Company Directorships in the Past Five Years(b)
Board(i)	3 of 3	1 of 1	CPRC	2012 – present
SOE(g)	3 of 3	N/A	Dynegy Inc.	2011 (Mar – Dec)
			Canadian National Railway Company	1999 – 2010

Securities Held as at March 12, 2013:
Shares(e)	DSUs(k)	Options(l)	Meets or Exceeds Minimum Shareholding Requirements(e)
152,700	25,156	650,000	Yes

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

Hilal, Paul C. Age: 46 New York, New York, USA Director since: May 2012 Latest date for retirement: 2038 Independent

Mr. Hilal is a Partner at Pershing Square Capital Management, L.P., an investment adviser with approximately $12 billion of assets under management. Pershing Square pursues a concentrated, research-intensive, fundamental value-driven investment strategy in the public markets. Mr. Hilal joined Pershing Square in 2006. From 2002 to 2005, he was the Managing Partner of Caliber Capital Management, an investment adviser. From 1998 to 2001, he ran the information technology sector investment program at Hilal Capital Management, also an investment adviser. Before his investing career, Mr. Hilal worked as a Principal at Broadview Associates (1992-1997), where he provided mergers and acquisitions advisory services to information technology companies.

From 1999 to 2000, Mr. Hilal served as the Chairman of the Board and Interim Chief Executive Officer of publicly traded Worldtalk Communications Corporation before its sale to Tumbleweed Communications. He served as a Director on the Board of Ceridian Corporation in 2007, prior to its sale to the Thomas H. Lee Company. Since 2012, Mr. Hilal has served as a director on the Board of The Grameen Foundation, a not-for-profit institution dedicated to helping microfinance and microfranchise institutions around the world better enable the poorest to lift themselves out of poverty.

Mr. Hilal received an A.B. degree in Biochemistry from Harvard College in 1988, a J.D. from Columbia University School of Law in 1992, and a Masters of Business Administration from Columbia University School of Business in 1992.

Principal Occupations Held in Last Five Years Partner, Pershing Square Capital Management, L.P.

Overall Attendance 100%
Member of:	Attendance at Regular Meetings(a)	Attendance at Special Meetings(a)	Public Company Directorships in the Past Five Years(b)
Board(c)	3 of 3	5 of 5	CPRC	2012 – present
Finance(d)	3 of 3	1 of 1
Compensation (Chair)(d)	3 of 3	4 of 4

Securities Held as at March 12, 2013:
Shares(e)	DDSUs(e)	Options(f)	Meets or Exceeds Minimum Shareholding Requirements(e)
0(q)	0(q)	0	Yes

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

Krystyna T. Hoeg, C.A. Age: 63 Toronto, Ontario, Canada Director since: May 2007 Latest date for retirement: 2022 Independent

Ms. Hoeg is the former President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine. She occupied this position from October 1996 to February 2007. She joined the Allied Domecq group of companies in 1985 and held a number of senior financial positions with Hiram Walker & Sons Ltd., Hiram Walker – G&W Ltd., Allied Domecq Spirits and Wine and Hiram Walker and Sons Limited, lastly as Senior Vice-President of Finance – the Americas.

Ms. Hoeg is currently a director of Imperial Oil Limited, Sun Life Financial Inc., Shoppers Drug Mart Corporation, Ganong Bros. Limited, Samuel, Son & Co., Limited and was previously on the board of Cineplex Galaxy Income Fund from 2006 to 2010. She is currently on the Board of the Toronto East General Hospital. She was a Director of the Woodrow Wilson Center, Canadian Institute (Advisory Council), Green Shield Canada and St. Michael’s Hospital Foundation, as well as the Business Advisory Council of United Nations Office for Project Services.

Ms. Hoeg’s leadership roles provide extensive knowledge in the finance and marketing areas. She led Corby Distilleries through successful and profitable market share growth. Her diverse board and committee experiences give her a solid background in oversight of risk, pension obligations, and corporate governance. Ms. Hoeg is a Chartered Accountant (1982) and holds a Bachelor of Science from McMaster University, and a Bachelor of Commerce and a Masters of Science from the University of Windsor.

Principal Occupations Held in Last Five Years Former President and Chief Executive Officer, Corby Distilleries Limited

Overall Attendance 97%
Member of:	Attendance at Regular Meetings(a)	Attendance at Special Meetings(a)	Public Company Directorships in the Past Five Years(b)
Board Audit(m) Governance (Chair)(d) Finance(n) Compensation(g)	5 of 5 4 of 4 3 of 3 1 of 1 3 of 3	14 of 15 1 of 1 N/A N/A 3 of 3	CPRC	2007 – present
			Imperial Oil Limited	2008 – present
			Shoppers Drug Mart Corporation	2006 – present
			Sun Life Financial Inc.	2002 – present
			Cineplex Galaxy Income Fund	2006 – 2010
			Corby Distilleries Limited	1996 – 2007

Securities Held as at March 12, 2013:
Shares(e)	DDSUs(e)	Options(f)	Meets or Exceeds Minimum Shareholding Requirements(e)
0	19,375	0	Yes

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

Richard C. Kelly(p) Age: 66 Denver, Colorado, USA Director since: August 2008 Latest date for retirement: 2019 Independent

Mr. Kelly is the Retired Chairman and Chief Executive Officer of Xcel Energy Inc., a utility supplier of electric power and natural gas service in eight Western and Midwestern States. He became President of Xcel Energy in 2003, Chairman, CEO and President in 2005 and Chairman and CEO in 2009, holding that position until his retirement in September 2011. At Xcel Energy, Mr. Kelly gained considerable experience as a customer of the railway services required to transport coal to power the company’s coal-fired generation plants. Mr. Kelly began his career with the Public Service Company of Colorado, filling a variety of finance-related positions. In 1995, the company merged with Southwestern Public Service Company to form New Century Energies (NCE), where he served as Chief Financial Officer. Prior to becoming President, Mr. Kelly served as Chief Financial Officer of Xcel Energy.

BrightSource Energy, Inc., a leading solar thermal technology company, named Mr. Kelly as Chairman of the company’s Board of Directors in January 2012. He is Chairman of the Board of Trustees of Regis University and was formerly the Chairman of the Edison Electric Institute, board member of Capital City Partnership, the Electric Power Research Institute, and the Nuclear Energy Institute.

As CEO of Xcel Energy, Mr. Kelly was recognized for leading a sustained performance in share price and dividends in a capital intensive, highly regulated industry and he has brought a wealth of knowledge and practical experience to CP since joining the Board in 2008. Mr. Kelly earned both an M.B.A. and a Bachelor of Science degree in accounting from Regis University.

Principal Occupations Held in Last Five Years Chairman and Chief Executive Officer, Xcel Energy Inc.; President, Xcel Energy Inc.

Overall Attendance 95%
Member of:	Attendance at Regular Meetings(a)	Attendance at Special Meetings(a)	Public Company Directorships in the Past Five Years(b)
Board Audit (Chair) Governance(n) Finance(d) SOE(n)	5 of 5 8 of 8 2 of 2 3 of 3 2 of 2	13 of 15 1 of 1 3 of 3 1 of 1 1 of 1	CPRC	2008 – present
			Xcel Energy Inc.	2004 – 2011

Securities Held as at March 12, 2013:
Shares(e)	DDSUs(e)	Options(f)	Meets or Exceeds Minimum Shareholding Requirements(e)
0	13,653	0	Yes

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

MacDonald, Rebecca Age: 59 Toronto, Ontario, Canada Director since: May 2012 Latest date for retirement: 2025 Independent

Ms. MacDonald is a founder and current Executive Chair of Just Energy Group Inc., a Toronto-based independent marketer of deregulated gas and electricity. Ms. MacDonald has been a director of Just Energy since 2001 and has held the position of Executive Chair since 2007. She served as President and Chief Executive Officer of Just Energy prior to becoming Executive Chair in 2007. In 1989, Ms. MacDonald founded Energy Marketing Inc., the first company which targeted small customers under Canadian natural gas deregulation, and in 1995 founded another company which aggregated customers within the U.K. natural gas deregulation.

In addition, Ms. MacDonald is a member of the Board of Governors of the Royal Ontario Museum and a member of the Board of the Horatio Alger Association of Canada. She founded the Rebecca MacDonald Centre for Arthritis and Autoimmune Disease at Mount Sinai Hospital in Toronto. She is Vice-Chair of the Board of Directors of Mount Sinai Hospital. Previously, she was a director of the Arthritis Society.

Ms. MacDonald received the Rotman Canadian Woman Entrepreneur of the Year Lifetime Achievement Award, as well as Canadian Woman Entrepreneur of the Year from the University of Toronto, Rotman School of Business. She was named top woman chief executive officer for each year from 2003 to 2009 by Profit Magazine. She was also accredited with Ontario Entrepreneur of the Year by Ernst & Young in 2003 and in 2009. Ms. MacDonald received the Canadian Horatio Alger Award for demonstrated community leadership. She received an honorary degree from the University of Victoria in 2010.

Principal Occupations Held in Last Five Years Founder, Executive Chair, Just Energy Group Inc.

Overall Attendance 83%
Member of:	Attendance at Regular Meetings(a)	Attendance at Special Meetings(a)	Public Company Directorships in the Past Five Years(b)
Board(c)	2 of 3	5 of 5	CPRC	2012 – present
Governance(d)	2 of 3	N/A	Just Energy Group Inc.	2001 – present
Compensation(d)	2 of 3	4 of 4

Securities Held as at March 12, 2013:
Shares(e)	DDSUs(e)	Options(f)	Meets or Exceeds Minimum Shareholding Requirements(e)
3,900	2,330	0	To be fully met by May 2017

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

Melman, Dr. Anthony R. Age: 65 Toronto, Ontario, Canada Director since: May 2012 Latest date for retirement: 2019 Independent

Dr. Melman is the President and CEO of Acasta Capital. Leveraging his decades of experience working in private equity and global finance, Dr. Melman provides strategic and financial advice to help Acasta’s clients take a transformative view of their businesses to create unprecedented value.

Previously, Dr. Melman was a Managing Director (until 2006) and a Special Advisor, Strategic Acquisitions (2006-2007) at Onex Corporation, a private equity investment firm with over $15 billion in assets under management. He joined as a founding Partner and Vice President at its inception in 1984. While at Onex, Dr. Melman led or participated in the company’s bids for Labatt Breweries and Air Canada, and the acquisitions of Sky Chefs Inc., Beatrice Canada and electronic maker Celestica Inc., IBM’s former manufacturing arm. Together with Celestica’s management team, he developed Celestica from a single-facility manufacturing operation in Toronto with under US$1 billion in annualized sales, to a global company listed on both the New York and Toronto Stock Exchanges with over US$10 billion in sales by 2001.

Prior to joining Onex, Dr. Melman served as a Senior Vice-President of the Canadian Imperial Bank of Commerce in charge of worldwide merchant banking, project financing, acquisitions and other specialized financing activities.

Since 2010, Dr. Melman has served as a director and Chair of the Budget and Finance Committee of the Ontario Lottery and Gaming Corporation (he is currently on a voluntary leave of absence effective January 22, 2013). He is a past director of Celestica Inc., ProSource Inc. and the University of Toronto Asset Management Corporation. He was, until February 2, 2012, Chair of The Baycrest Centre for Geriatric Care, one of the world’s premier academic health sciences centres focused on aging. Dr. Melman has now assumed the role of Chair of Baycrest Global Solutions, a for-profit corporation that will commercialize the intellectual property, assets and technologies of the Baycrest Centre. He is also the former Chair of the Childhood Cancer Charitable Council of the Pediatric Oncology Group of Ontario (POGO) and a member of the Board of Governors of Mount Sinai Hospital. In 2011, Dr. Melman was appointed Chair of the Board of Directors of Cogniciti Inc., a for-profit joint venture created by Baycrest and MaRS Discovery District, an organization that helps science, technology and social entrepreneurs build their companies.

Dr. Melman was born in Johannesburg, South Africa, and is a Canadian citizen. He holds a Bachelor of Science degree in Chemical Engineer from the University of the Witwatersrand, an M.B.A. degree (Gold Medalist) from the University of Cape Town and a Ph.D. in Finance from the University of the Witwatersrand.

Principal Occupations Held in Last Five Years President and Chief Executive Officer, Acasta Capital; Chairman and CEO of Nevele Inc.

Overall Attendance 100%
Member of:	Attendance at Regular Meetings(a)	Attendance at Special Meetings(a)	Public Company Directorships in the Past Five Years(b)
Board(c)	3 of 3	5 of 5	CPRC	2012 – present
Finance (Chair)(d)	3 of 3	1 of 1
SOE(d)	3 of 3	N/A	Celestica Inc.	1996 – 2008

Securities Held as at March 12, 2013:
Shares(e)	DDSUs(e)	Options(f)	Meets or Exceeds Minimum Shareholding Requirements(e)
15,000	2,371	0	Yes

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

Linda J. Morgan Age: 60 Bethesda, Maryland, USA Director since: May 2006 Latest date for retirement: 2024 Independent

Ms. Morgan is a Partner at Nossaman LLP, a premier transportation infrastructure law firm based in the United States, where she plays a key role in the firm’s transportation and public policy practices. Prior to joining Nossaman in September of 2011, she was a Partner at Covington & Burling LLP, a United States based international law firm, where she chaired its transportation and government affairs practices. She also serves on the Board of Visitors for the Georgetown University Law Centre and the Business Advisory Committee for Northwestern University’s Transportation Centre.

Ms. Morgan was previously Chairman of the United States Surface Transportation Board, the primary rail regulatory authority in the United States, and its predecessor the Interstate Commerce Commission, from March 1995 to December 2002. Prior to joining the Interstate Commerce Commission, Ms. Morgan served as General Counsel to the Senate Committee on Commerce, Science and Transportation. Ms. Morgan has been granted the honour of Recognition in Chambers – USA, Best Lawyers in America, and SuperLawyers for outstanding legal counsel in the transportation sector.

As the former chair of the United States Surface Transportation Board, Ms. Morgan brings a wealth of rail industry knowledge and experience to the CP Board. She has significant policy making expertise and extensive insight into and understanding of both the competitive landscape and the regulatory and legal environment in which Canadian Pacific operates. Ms. Morgan graduated from Vassar College with a Bachelor of Arts and from Georgetown University Law Centre with a J.D. In addition, she is an alumna of the Program for Senior Managers in Government at Harvard University’s John F. Kennedy School of Government.

Principal Occupations Held in Last Five Years Partner, Nossaman LLP; Of Counsel, Covington & Burling LLP; Partner, Covington & Burling LLP

Overall Attendance 97%
Member of:	Attendance at Regular Meetings(a)	Attendance at Special Meetings(a)	Public Company Directorships in the Past Five Years(b)
Board	5 of 5	15 of 15	CPRC	2006 – present
Audit	8 of 8	1 of 1
SOE	5 of 5	0 of 1

Securities Held as at March 12, 2013:
Shares(e)	DDSUs(e)	Options(f)	Meets or Exceeds Minimum Shareholding Requirements(e)
0	23,387	0	Yes

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

Reardon, Andrew F. Age: 67 Marco Island, Florida, USA Director since: N/A Latest date for retirement: 2018 Independent

Mr. Reardon most recently served (until December 31, 2011) as an attorney at the law firm of Reardon & Chasar, LPA, which he co-founded in 2009, engaged in business and transportation law and representation before legislative bodies. Prior to that, Mr. Reardon served as Chairman and Chief Executive Officer (2008), President and Chief Executive Officer (2001 to 2008) and Vice President, Law and Human Resources (1992 to 2000) of TTX Company, the leading railcar leasing company in North America. Previously, he was a Presidential Appointee to the Railroad Retirement Board and before that was Senior Vice President, Law and Administration for Illinois Central Railroad. Mr. Reardon began his career in the transportation industry in 1977. He is currently a director of Appleton Papers, Inc.

Mr. Reardon holds a Bachelor’s Degree from the University of Notre Dame, a Juris Doctor Degree from the University of Cincinnati and a Master’s Degree in Taxation from Washington University Law School in St. Louis. He served as an officer in the United States Navy from 1967 to 1971.

Principal Occupations Held in Last Five Years Corporate Director; Attorney; Chairman and Chief Executive Officer, TTX Company, President and Chief Executive Officer, TTX Company

Public Company Directorships in the Past Five Years(b)
Appleton Papers, Inc.	2007 - present

Securities Held as at March 12, 2013:
Shares	DDSUs	Options(f)	Meets or Exceeds Minimum Shareholding Requirements
2,877	N/A	0	To be fully met by May 2018

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

Tobias, Stephen C. Age: 66 Garnett, South Carolina, USA Director since: May 2012 Latest date for retirement: 2016 Independent

Mr. Tobias is the Former Vice Chairman and Chief Operating Officer of Norfolk Southern Corporation, a Class I railroad. Mr. Tobias was Interim Chief Executive Officer of Canadian Pacific Railway Limited and Canadian Pacific Railway Company from May 17 until June 28, 2012.

With four decades of experience in the railway industry, Mr. Tobias began his career as a junior engineer at the Norfolk and Western Railway in 1969. Mr. Tobias worked in several operating positions within the N&W over the next 13 years. After the creation of Norfolk Southern in 1982 (following a merger of the N&W and Southern Railway), Mr. Tobias was appointed as the General Manager of the Eastern Region, and then became General Manager – Western Lines.

Between 1989 and 1998, Mr. Tobias was Vice-President of Transportation, Vice President Strategic Planning, Senior Vice President Operations, and Executive Vice President Operations before being named Vice Chairman and Chief Operating Officer in 1998. Mr. Tobias served as Vice Chairman and COO until his retirement from Norfolk Southern in April of 2009.

While Mr. Tobias was associated with many programs at Norfolk Southern, he is most linked to the Thoroughbred Operating Plan (TOP). The TOP was designed to focus performance on a by-car basis, as opposed to the previous overall train movement model. Using a variety of operations planning system tools, the component pieces of the Thoroughbred Operating Plan were designed to mesh with one another to create a system that would recognize, accommodate and adjust to fluctuations in traffic patterns and network volume.

Norfolk Southern was recognized as a strong operational performer, with a consistent financial performance, customer satisfaction and safety record. Mr. Tobias was a leader and exponent of the management and operational philosophy that led to NS being regarded as an industry leader, and what many considered to be the best-run Class I railroad in the U.S.

During his career, Mr. Tobias’ belief that each individual must take responsibility for not only their own safety, but also for the safety of coworkers, led to NS being awarded 15 consecutive Harriman Gold Medal Awards. The Harriman Awards recognize those railroads which encourage safe operating practices and safety enhancements, and celebrate that the recipient demonstrates that safety and efficiency work together to benefit the operation.

Mr. Tobias was a Captain in the United States Army, has a B.A. in History from The Citadel, The Military College of South Carolina, and is a graduate of the Harvard Business School’s Advanced Management Program.

His board experience in the railroad and transportation industries include serving as a director of TTX Company; the Association of American Railroads (AAR); Transportation Technology Center, Inc.; and Norfolk Southern’s subsidiary Norfolk Southern Railway Company. He was also a member and Chairman of AAR’s Safety and Operations Management Committee and the AAR’s Security Committee. Mr. Tobias is currently a member of the board of directors of Plum Creek Timber Company, Inc. He is a former non-voting member of The Board of Visitors of The Citadel, The Military College of South Carolina, The Citadel Foundation (Chairman), and was a member of the Virginia Business Council. In 2008, Mr. Tobias was awarded Railway Age’s “Railroader of the Year” award.

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

Principal Occupations Held in Last Five Years

Former Vice Chairman and Chief Operating Officer of Norfolk Southern Corporation; Interim Chief Executive Officer, Canadian Pacific Railway Limited; Vice-Chairman and Chief Operating Officer, Norfolk Southern Corporation

Overall Attendance 90%
Member of:	Attendance at Regular Meetings(a)	Attendance at Special Meetings(a)	Public Company Directorships in the Past Five Years(b)
Board(c)	3 of 3	5 of 5	CPRC	2012 – present
Governance(d)	3 of 3	N/A	Plum Creek Timber Company, Inc.	2001 – present
Compensation(d)	3 of 3	2 of 4
SOE(d)	3 of 3	N/A

Securities Held as at March 12, 2013:
Shares(e)	DDSUs(e)	Options(f)	Meets or Exceeds Minimum Shareholding Requirements(e)
4,000	6,790	0	Yes

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Notes:

(a)	Regular and special meetings held by the Board and its committees during 2012. See also the directors meeting attendance table under “Canadian Pacific Nominees for Election to the Board — Board and Committees, and Director Attendance”.

(b)	See table under “Canadian Pacific Nominees for Election to the Board — Directors of Other Reporting Issuers” for full details of current outside directorships including committee memberships.

(c)	Joined the Board on May 17, 2012.

(d)	Joined the committee on June 26, 2012.

(e)	See table under “Directors’ Compensation — 2012 Directors’ Compensation — Director Share Ownership Requirements” for each director’s equity ownership in the Corporation as at December 31, 2012, the total value of Shares and Deferred Share Units held and the amounts required to meet the minimum shareholding requirement.

(f)	All further grants of stock options under the Directors’ Stock Option Plan were suspended on July 21, 2003. For further information on the Directors’ Stock Option Plan and on the stock options granted to each eligible non-employee director, see “Directors’ Compensation — 2012 Directors’ Compensation — Directors’ Stock Option Plan”.

(g)	Joined the committee on July 20, 2012.

(h)	Mr. Haggis, as Chairman of the Board, regularly attends committee meetings. Since he was appointed Chairman of the Board on June 4, 2012, Mr. Haggis attended 100% of the 21 committee meetings held in 2012 by the Audit Committee, Governance Committee, Finance Committee, Compensation Committee and SOE Committee.

(i)	Joined the Board on July 6, 2012.

(j)	Intentionally omitted.

(k)	Deferred share units were granted to Mr. Harrison pursuant to the Executive Deferred Share Unit Plan. For further information on deferred share units granted to Executive Officers, see “Compensation Discussion and Analysis — Compensation Elements for Executive Officers — Annual Incentive Plan”.

(l)	Stock options granted to Mr. Harrison were granted pursuant to a stand-alone option agreement and pursuant to the Management Stock Option Incentive Plan. For further information on such stand-alone option agreement and the Management Stock Option Incentive Plan, see “Named Executive Officer Compensation for 2012 — Management Stock Option Incentive Plan”.

(m)	Left the committee on July 20, 2012.

(n)	Left the committee on June 26, 2012.

(o)	Mr. Harrison was a director of Dynegy Inc. (“Dynegy”) from March 9 to December 16, 2011 (Chairman from July 11 to December 16, 2011), as well as its Interim President and Chief Operating Officer from April 9 to July 11, 2011. On July 6, 2012, Dynegy filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code, such filing being primarily a technical step necessary to facilitate the restructuring of one or more Dynegy subsidiaries. Dynegy exited bankruptcy on October 1, 2012.

(p)	Mr. Kelly was President and Chief Operating Officer of NRG Energy, Inc. (“NRG”), a former subsidiary of Xcel Energy Inc. from June 6, 2002 to May 14, 2003, and a director of NRG from June 2000 to May 14, 2003. In May 2003, NRG and certain of NRG’s affiliates filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code to restructure their debt. NRG emerged from bankruptcy on December 5, 2003.

(q)	The Shares are beneficially held or owned or controlled by Pershing Square Capital Management, L.P. as the investment manager of and advisor to Pershing Square L.P., Pershing Square II, L.P., Pershing Square International, Ltd. and Pershing Square Holdings, Ltd. Mr. Ackman is the CEO and Managing Member of PS Management GP, LLC, the general partner of Pershing Square Capital Management, L.P. Please see “Directors’ Compensation — Director Share Ownership Requirements” for more information concerning the share ownership of Messrs. Ackman and Hilal.

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DIRECTOR SKILLS MATRIX

The following table identifies some of the current skills and other factors considered as part of the competency matrix developed by the Chairman of the Board and the Corporate Governance and Nominating Committee, along with identification of each of the Canadian Pacific Nominees possessing each skill:

BOARD TENURE

The average tenure on CP’s Board is 2.13 years. The adjacent chart indicates the number of years the Canadian Pacific Nominees (excluding Ms. Courville and Mr. Reardon) have dedicated to CP’s Board.

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DIRECTORS OF OTHER REPORTING ISSUERS

All of the Canadian Pacific directors are also directors of Canadian Pacific Railway Company (“CPRC” or the “Company”) which is a reporting issuer and is registered with the United States Securities and Exchange Commission.

The following table sets out other public company directorships and committee appointments for all Canadian Pacific Nominees:

Director	Other reporting issuers of which the director is a director	Committee Memberships
W.A. Ackman	• The Howard Hughes Corporation	• Compensation Committee
	• J.C. Penney Company, Inc.	• Finance and Planning Committee • Human Resources and Compensation Committee
I. Courville	• Laurentian Bank of Canada	• Human Resources and Corporate Governance Committee (Chair)
G.F. Colter	• Canadian Imperial Bank of Commerce	• Audit Committee • Governance Committee (Chair)
	• Core-Mark Holding Company, Inc.	• Audit Committee • Governance Committee (Chair)
	• Owens-Illinois Inc.	• Audit Committee • Governance Committee
P.G. Haggis	• Advantage Oil & Gas Ltd.	• Audit Committee (Chair)
K.T. Hoeg	• Imperial Oil Limited	• Audit Committee • Nominations & Corporate Governance Committee • Executive Resources Committee (Chair) • Environment, Health & Safety Committee • Contributions Committee
	• Shoppers Drug Mart Corporation	• Nominating & Governance Committee (Chair)
	• Sun Life Financial Inc.	• Risk Review Committee • Management Resources Committee (Chair)
R. MacDonald	• Just Energy Group Inc.
A.F. Reardon	• Appleton Papers, Inc.	• Compensation Committee • Governance Committee (Chair)
S.C. Tobias	• Plum Creek Timber Company, Inc.	• Corporate Governance and Nominating Committee • Compensation Committee

BOARD AND COMMITTEES, AND DIRECTOR ATTENDANCE

The Board has established the following board committees: Audit Committee (the “Audit Committee”), Corporate Governance and Nominating Committee (the “Governance Committee”), Finance Committee (the “Finance Committee”), Management Resources and Compensation Committee (the “Compensation Committee”), and Safety, Operations and Environment Committee (the “SOE Committee”). The Finance Committee was created on June 26, 2012 and assumed all of the responsibilities of the former Pension Committee, as well as the finance functions of the Audit Committee (formerly the Audit, Finance and Risk Committee).

The Board has approved terms of reference for each of its standing committees and delegated responsibilities as set out in those mandates. Such terms of reference may be found at www.cpr.ca. Every year, each committee reviews its terms of reference and examines whether it has fulfilled that mandate. Each committee is satisfied that it has fulfilled all responsibilities under its terms of reference.

The current members of the Audit Committee are R.C. Kelly (Chair), G.F Colter, J.P. Manley, L.J. Morgan and H.T Richardson.

The current members of the Compensation Committee are P.C. Hilal (Chair), G.F. Colter, K.T. Hoeg, R. MacDonald and S.C. Tobias.

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The current members of the Governance Committee are K.T. Hoeg (Chair), W.A. Ackman, R. MacDonald, M. Paquin and S.C. Tobias.

The current members of the Finance Committee are A.R. Melman (Chair), W.A. Ackman, P.C. Hilal, R.C. Kelly and J.P. Manley.

The current members of the SOE Committee are S.C. Tobias (Chair), E.H. Harrison, A.R. Melman, L.J. Morgan, M. Paquin and H.T. Richardson.

Regularly scheduled Board and committee meeting dates are established approximately two years in advance. Special meetings are also scheduled as needed and these meetings can be called on short notice. In 2012, the Board called 15 special meetings and each committee called one or more special meetings.

Directors are expected to attend all regularly scheduled Board meetings and meetings of committees on which they serve and to exercise best efforts to attend all special meetings. In 2012, the Incumbent Canadian Pacific Nominees attended over 96% of all regular meetings and over 94% of all special meetings, as set forth below. From time to time, directors attend meetings of committees on which they do not serve, on a non-voting basis. Such attendance is not reflected below and is not compensated.

Board and committee meeting materials are typically provided to the directors in advance of meetings. If a Director is unable to attend a meeting, the Director provides his or her comments to the Chair, Chair of the committee or the Corporate Secretary in advance of the meeting, and the recipient will ensure those comments and views are considered at the meeting.

The following table is a summary of each Incumbent Canadian Pacific Nominee’s attendance at Board and committee meetings(a) (both regular and special) in 2012:

Director	Regular Board Meetings Attended	Special Board Meetings Attended	Regular Committee Meetings Attended	Special Committee Meetings Attended	Total Meetings Attended
P.G. Haggis (Chair)(b)	3 of 3	5 of 5	—	—	8 of 8 (100%)
W.A. Ackman	3 of 3	5 of 5	5 of 6	1 of 1	14 of 15 (93%)
G.F. Colter	3 of 3	5 of 5	7 of 7	3 of 3	18 of 18 (100%)
E.H. Harrison(c)	3 of 3	1 of 1	3 of 3	—	7 of 7 (100%)
P.C. Hilal	3 of 3	5 of 5	6 of 6	5 of 5	19 of 19 (100%)
K.T. Hoeg	5 of 5	14 of 15	11 of 11	4 of 4	34 of 35 (97%)
R.C. Kelly	5 of 5	13 of 15	15 of 15	6 of 6	39 of 41 (95%)
R. MacDonald	2 of 3	5 of 5	4 of 6	4 of 4	15 of 18 (83%)
A.R. Melman	3 of 3	5 of 5	6 of 6	1 of 1	15 of 15 (100%)
L.J. Morgan	5 of 5	15 of 15	13 of 13	1 of 2	34 of 35 (97%)
S.C. Tobias	3 of 3	5 of 5	9 of 9	2 of 4	19 of 21 (90%)
Totals	38 of 39	78 of 81	79 of 82	27 of 30	222 of 232 (96%)

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Notes:

(a)	See the information under “Canadian Pacific Nominees for Election to the Board – Description of Canadian Pacific Nominees”, and the notes thereto, for full details on when a Director joined and/or left a particular committee. If there is no superscript next to a committee name in such information, it means that the Director served for the full year on such committee.

(b)	As Chairman of the Board, Mr. Haggis regularly attends committee meetings. Mr. Haggis attended 100% of the 21 committee meetings held since he was appointed Chairman of the Board on June 4, 2012.

(c)	In addition to the SOE Committee of which he is a member, Mr. Harrison, as Chief Executive Officer, attended committee meetings, in full or in part, as appropriate, as a non-voting director at the request of the committees.

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DIRECTORS’ COMPENSATION

•	Director compensation is aligned with shareholder interests and compensates fairly based on market standards to attract and retain qualified directors

•	The compensation is comprised of an annual retainer, attendance fees and at-risk compensation in the form of deferred share units

•	Director share ownership requirement increased in 2012 from three to five times annual cash and DDSU retainers

PHILOSOPHY

Canadian Pacific’s directors’ compensation program shares the same objectives as the Corporation’s executive compensation program, namely to: (i) attract and retain skilled director talent; and (ii) encourage alignment with shareholder interests. The compensation elements used to achieve these objectives consist of annual cash retainers and fees, share ownership requirements and director deferred share units (“DDSUs”) granted under the Directors’ Deferred Share Unit Plan (the “DDSU Plan”). These elements are described in further detail below.

Cash compensation is targeted at the 50th percentile of the directors’ comparator group and long-term incentive (stock-based) compensation at the 75th percentile, resulting in total direct compensation targeted between the 50th and 75th percentiles of the directors’ comparator group. The comparator group used to establish competitive pay practices for directors’ compensation is based on a sample of large publicly-traded Canadian companies with annual revenues between $2 billion and $10 billion. This differs from management’s comparator groups used to establish competitive pay practices for executives which are based on a sample of large publicly-traded Canadian companies with annual revenues exceeding $1 billion and the other Class I railroads. We make the sample as large as possible for our executive comparison to ensure a robust match for the various executive positions, and use a more targeted sample of publicly available data for our directors. After a review of directors’ compensation in 2012, no changes were made thereto.

Messrs. Ackman and Hilal have elected not to receive any retainer or fees, nor any initial, annual or quarterly DDSUs, in connection with their service on the Board or any committees.

Directors who are also employees of CP do not receive any compensation for Board or committee service.

2012 DIRECTORS’ COMPENSATION

Directors’ Fees

Non-employee directors receive an annual retainer for participating on the Board and its committees. They also receive a fee for every meeting attended whether by telephone or in person. At times, meetings are scheduled over a two-day period. In these instances, directors receive a fee for each day.

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Directors not resident in Canada are paid the same face amount of annual retainers and meeting fees in U.S. dollars. Directors are reimbursed for travel and out-of-pocket expenses related to the Board and committee meetings.

The table below sets out the 2012 fee schedule for directors:

	Board Chair ($)	Board Member ($)	Committee Chair(a) ($)	Committee Member ($)	Audit Committee Chair ($)	Audit Committee Member ($)
Cash retainer(a)	195,000	40,000	7,000	3,500	12,000	7,000
DDSUs(b)	155,000	100,000	—	—	—	—
Meeting attendance fee	n/a(c)	1,500	1,500	1,500	1,500	1,500

Notes:

(a)	Retainers are paid to committee Chairs in addition to the Committee Member retainer.

(b)	Board and committee members may elect to receive all or a portion of their cash compensation in DDSUs. For further information on DDSUs, see “Directors’ Deferred Share Unit Plan”.

(c)	The fees paid to the Chairman of the Board are all inclusive. He does not receive a per meeting fee.

Directors’ Deferred Share Unit Plan

Under the DDSU Plan, each director may elect annually to receive all or a portion of his or her annual cash retainer and committee and meeting fees in the form of DDSUs. To participate in this aspect of the DDSU Plan, the director’s election must be received prior to the beginning of each calendar year. A DDSU is a bookkeeping entry having the same value as one Share, but is not paid out in cash until the director leaves the Board, thereby providing an ongoing equity stake in the Corporation throughout the director’s tenure. DDSUs earn dividends in the form of additional DDSUs at the same rate as dividends on Shares. After leaving the Board, the director will receive a cash amount equal to the value of the DDSUs held by such director, based on the market value of the Shares at that time, minus applicable withholding taxes.

In addition, the DDSU Plan provides for all directors to receive 100% of their long-term compensation in the form of DDSUs. Newly-appointed or elected directors receive an initial grant of $100,000 in DDSUs upon joining the Board. Directors receive an annual grant of $50,000 in DDSUs following each annual meeting of shareholders as part of their stock-based compensation; directors also receive a quarterly grant of $12,500 in DDSUs. The Chairman of the Board receives a quarterly grant of $26,250 in DDSUs.

Only non-employee directors participate in the DDSU Plan.

Directors’ Stock Option Plan

On July 21, 2003, the Board of Directors suspended all further grants of stock options (“Options”) under the Directors’ Stock Option Plan (“DSOP”). The DSOP previously provided grants of Options to purchase 8,000 Shares to each newly-appointed or elected non-employee director. Non-employee directors also received annual grants of 4,000 Options under the DSOP on the third trading day of the Toronto Stock Exchange (“TSX”) following each annual meeting of shareholders at which directors were elected. The exercise price for Options was set at the market value of Shares at the time of grant. Subject to applicable securities rules, Options granted under the DSOP

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may be exercised from time to time on and after the date of the grant for a period of 10 years. Outstanding Options granted prior to the suspension of the DSOP on July 21, 2003, remain in effect with no amendments. No financial assistance is given for the exercise of Options. Options are not assignable. The maximum number of Shares approved for issuance under the DSOP is 500,000. As of December 31, 2012, there were 340,000 Options remaining in the pool.

Directors’ Outstanding Share-Based Awards and Option-Based Awards

The table below reflects all awards outstanding as at December 31, 2012 with respect to non-employee directors who served at any time during 2012.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in the money options(a)($)	Market Payout Value of vested share based awards not paid out or distributed(b)($)
P.G. Haggis	—	—	—	—	340,033
W.A. Ackman	—	—	—	—	0
J.E. Cleghorn (former director)	—	—	—	—	0
G.F. Colter	—	—	—	—	242,261
T.W. Faithfull (former director)	—	—	—	—	0
R.L. George (former director)	—	—	—	—	508,435
E.L. Harris (former director)	—	—	—	—	0
P.C. Hilal	—	—	—	—	0
K.T. Hoeg	—	—	—	—	1,948,884
T.L. Ingram (former director)	—	—	—	—	380,618
R.C. Kelly	—	—	—	—	1,382,597
R. MacDonald	—	—	—	—	234,391
J.P. Manley	—	—	—	—	2,077,027
A.R. Melman	—	—	—	—	238,629
L.J. Morgan	—	—	—	—	2,367,307
M. Paquin	4,000	32.82	1-May-2013	272,320	2,573,656
M.E.J. Phelps (former director)	—	—	—	—	0
R. Phillips (former director)	—	—	—	—	0
D.W. Raisbeck (former director)	—	—	—	—	0
H.T. Richardson	—	—	—	—	2,203,353
S.C. Tobias	—	—	—	—	687,692

Notes:

(a)	The value of the unexercised in-the-money Options as at December 31, 2012 is the difference between the Option exercise prices and $100.90, being the TSX closing price for the underlying Shares on December 31, 2012.

(b)	The value of vested share-based awards calculated using the closing Share price on the TSX of $100.90 on December 31, 2012. Value of vested share-based awards calculated using the closing Share price on the New York Stock Exchange (“NYSE”) of US$101.62 on December 31, 2012, converted into Canadian dollars using an average exchange rate for 2012 of 0.9996 Canadian dollars per United States dollar.

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Director Share Ownership Requirements

To enhance the alignment of directors’ interests with those of shareholders, non-employee directors are required to hold $700,000 in Shares/DDSUs within five years of their initial election or appointment to the Board. The Chairman of the Board is required to hold $1,750,000 in Shares/DDSUs within five years of the Chair’s initial appointment. These amounts represent five times their respective annual cash and DDSU retainers. This multiple was increased from three to five times by the Board, effective October 26, 2012. The share ownership requirement may alternatively be satisfied through an indirect interest in Shares.

The following table sets out each Incumbent Canadian Pacific Nominee’s equity ownership interest in the Corporation as at December 31, 2012 and 2011 (if applicable), the total value of Shares and DDSUs held, and the amount needed to meet the minimum share ownership requirement.

Director	Year	Number of Shares	Number of DDSUs	Total Number of Shares and DDSUs	Total At-Risk Value of Shares and DDSUs ($) (a)	Multiple of Minimum Shareholding Requirement (b)	Minimum Shareholding Requirement ($)	Value at Risk as a Multiple of Annual Retainer & Stock-Based Compensation	Has Achieved Minimum Shareholding Requirement (b)
P.G. Haggis	2012	1,500	3,370	4,870	491,383	0.28	1,750,000	1.4	No	(e)
W.A. Ackman	2012	(d)	0	(d)	(d)	(d)	700,000	(d)	Yes	(d)
G.F. Colter	2012	1,500	2,401	3,901	393,611	0.56	700,000	1.1	No	(e)
E.H. Harrison(c)	2012	152,700	25,098	177,798	18,060,606	1.76	10,250,000	N/A	Yes
P.C. Hilal	2012	(d)	0	(d)	(d)	(d)	700,000	(d)	Yes	(d)
K.T. Hoeg	2012	0	19,315	19,315	1,948,884	2.78	700,000	5.6	Yes
	2011	0	16,421	16,421	1,133,213
	Change	0	2,894	2,894	815,671
R.C. Kelly	2012	0	13,611	13,611	1,373,350	1.96	700,000	3.9	Yes
	2011	0	11,316	11,316	780,917
	Change	0	2,295	2,295	592,433
R. MacDonald	2012	3900	2,323	6,223	627,901	0.90	700,000	1.8	No	(e)
A.R. Melman	2012	15000	2,365	17,365	1,752,129	2.50	700,000	5.0	Yes
L.J. Morgan	2012	0	23,305	23,305	2,351,475	3.36	700,000	6.7	Yes
	2011	0	20,347	20,347	1,404,146
	Change	0	2,958	2,958	947,329
S.C. Tobias	2012	4000	6,770	10,770	1,086,693	1.55	700,000	3.1	Yes

Notes:
(a)	The total at risk values of Shares and DDSUs were determined by reference to the closing price of the Shares on the TSX and DDSUs owned by the directors on December 31, 2012 ($100.90) and December 31, 2011 ($69.01), and exclude Options.
(b)	Based on the greater of book value or closing price of Shares on the TSX on December 31, 2012 ($100.90).
(c)	Mr. Harrison, the Corporation’s Chief Executive Officer, is subject to share ownership guidelines for Executive Officers. According to such guidelines, his ownership level multiple is 5 times his base salary. In addition, for Mr. Harrison, the DDSU references in the table shall be deemed to be references to deferred share units held under the Corporation’s Executive Deferred Share Unit Plan. See “Compensation Discussion and Analysis – Compensation Elements for Executive Officers – Annual Incentive Plan”.
(d)	In accordance with the internal policies governing funds managed or controlled by Pershing Square Capital Management, L.P. (“PSCM”), Pershing Square GP, LLC (“Pershing Square General Partner”) and their respective affiliates, Messrs. Ackman and Hilal are each investors in funds managed by PSCM that hold 24,159,888 Shares of the Corporation and accordingly have an indirect interest in such shares. In addition, Mr. Ackman, as the Managing Member of Pershing Square General Partner, exercises control over the voting and disposition of such Shares. Each of Messrs. Ackman and Hilal has certified to CP that the magnitude of his indirect interest in such Shares satisfies the Corporation’s minimum shareholding requirement.
(e)	To be fully met by May 2017.

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Directors’ Compensation Table

The following table provides the total compensation received by non-employee directors who served at any time during 2012. All but two of the directors elected to receive all or a portion of their cash compensation in DDSUs.

	Fees
Name	Total Fees Earned ($)	Amount of Fees in DDSUs ($)	Amount of Fees in Cash ($)	Stock-Based Compensation (DDSUs) ($)(a)	Total Compensation ($)	% of Total Compensation Taken in DDSUs
P.G. Haggis	112,122	112,122	0	163,335	275,457	100
W.A. Ackman(b)	0	N/A	N/A	0	0	N/A
J.E. Cleghorn (former director)	73,860	73,860	0	39,937	113,797	100
G.F. Colter	58,650	58,650	0	131,181	189,832	100
T.W. Faithfull(a) (former director)	69,751	69,751	0	18,948	88,700	100
R.L. George (former director)	112,420	112,420	0	24,451	136,871	100
E.L. Harris(a) (former director)	73,273	0	73,273	18,948	92,221	21
P.C. Hilal(b)	0	N/A	N/A	0	0	N/A
K.T. Hoeg	108,055	108,055	0	100,000	208,055	100
T.L. Ingram(a) (former director)	62,708	62,708	0	87,465	150,173	100
R.C. Kelly(a)	131,647	65,824	65,824	99,960	231,607	72
R. MacDonald	51,027	51,027	0	131,181	182,209	100
J.P. Manley	115,599	115,599	0	100,000	215,599	100
A.R. Melman	56,123	56,123	0	131,181	187,305	100
L.J. Morgan(a)	107,457	107,457	0	99,960	207,417	100
M. Paquin	102,500	51,250	51,250	100,000	202,500	75
M.E.J. Phelps (former director)	74,279	0	74,279	18,956	93,235	20
R. Phillips (former director)	58,913	58,913	0	18,956	77,869	100
D.W. Raisbeck(a) (former director)	51,001	51,001	0	22,381	73,382	100
H.T. Richardson	95,500	95,500	0	100,000	195,500	100

Note:

(a)	Payments made in U.S. dollars were converted into Canadian dollars using an average rate of exchange for 2012 of 0.9996 Canadian dollars per United States dollar.

(b)	Messrs. Ackman and Hilal have elected not to receive any retainer or fees, nor any initial, annual or quarterly DDSUs, in connection with their service on the Board or any committees.

(c)	Mr. S.C. Tobias, a director of the Corporation, acted as CP’s Interim Chief Executive Officer from May to June 2012. As a result, his compensation, both as a director and as an Executive Officer, is shown below under “Summary Compensation Table”.

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The total compensation received by non-employee directors, excluding Mr. S.C. Tobias who acted as Interim Chief Executive Officer from May to June 2012, in respect of 2012 was approximately $2,921,729. This amount includes the approximate dollar value of DDSUs credited to the directors’ respective DDSU accounts in 2012.

Directors’ Compensation Consultant

In discharging its mandate, the Governance Committee engaged Towers Watson to provide expertise and advice on matters relating to director compensation. This included providing market compensation information and advice on appropriate comparator organizations, current market practice and best practices with regard to director compensation. The decisions made by the Governance Committee are its responsibility and may reflect factors and considerations other than the information and recommendations provided by Towers Watson.

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2012 EXECUTIVE COMPENSATION

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LETTER TO SHAREHOLDERS

To our Fellow Shareholders,

At CP’s May 17th Annual General Meeting (“AGM”) after months of vigorous public debate, CP’s shareholders chose between two competing visions for the company. At the meeting, shareholders elected seven new directors to the Board and in doing so delivered a mandate for real change from the status quo. CP’s reconstituted Board, management and dedicated employees committed to this mandate and immediately began executing on it. After electing a new Chairman, the Board reformed its committees and immediately focused on bringing new leadership to the company.

A special search committee was struck, led by newly elected Board member and former “Railroader of the Year”, Steve Tobias, who also ably assumed the role of interim CEO. The committee hired Spencer Stuart and Towers Watson to facilitate a thorough search and advise on appropriate compensation.

The individual we sought was one who had a proven record of success in delivering cultural change and operational excellence in North American railroading and was immediately ready and willing to take up the challenge.

Hunter Harrison was that person. The success of his tenure at Illinois Central Railroad and Canadian National Railway Company along with his attitude, energy and enthusiasm made him the clear choice. His appointment was announced on June 29, 2012 and his subsequent impact on the organization has been profound. Shareholders have shown their confidence in Hunter and the organizational, operating and management changes he has initiated by taking CP’s share price on the Toronto Stock Exchange from $73.52 on the day prior to the announcement of his appointment to over $130.00 as of this writing.

Another key personnel event was the appointment of Keith Creel as President and COO effective February 5, 2013.

Keith’s long association with Hunter and his own solid success as a rail operator provides immediate depth to our management bench. With Keith’s appointment, and a range of internal appointments and retirements, we are confident we have the operating team to reach the aggressive goals set for our company.

Recruiting the right people, especially in these unique circumstances, required a fresh look at our compensation approach. Change of control provisions, new responsibilities for a number of executives, and attracting new management to the company, necessitated a new look at how we paid and retained our people.

Concerning the recruiting of Mr. Harrison and Mr. Creel, the Compensation Committee and the Board had to craft compensation solutions that reflected CP’s unusual needs (an operational and cultural transformation) and the unusual circumstances of the unique talent we sought as leaders. Our solutions took into account the financial losses and the personal and career disruption the targeted executives would experience in connection with their joining CP, and the need to fairly and meaningfully incentivize them consistent with the company’s best interests. Our choices were informed by careful consideration of best practices and industry norms and benchmarks.

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There are no readily available benchmarks for structuring a compensation package for a two-time railroad turnaround specialist. We nevertheless worked with the frames of reference we did have — Mr. Harrison’s previous compensation, and the compensation of other rail CEOs.

Importantly, we had to consider the enormous value shareholders stood to gain from an effective turnaround. As a frame of reference, just eight months into the turnaround, CP is worth over $10 billion more today than it was the day before Mr. Harrison began his efforts. In addition, we had to consider the direct costs and opportunity costs Mr. Harrison would endure if he left retirement to join CP — including the loss of his $1.5 million per year pension annuity, the loss of a considerable amount of equity compensation he had received from CN, the creation of litigation exposure, as well as the loss of his ability to pursue a variety of in-process business opportunities. Finally, we had to carefully consider CP’s alternatives to hiring Mr. Harrison.

As a salary, and effectively a make-whole for the $1.5 million per year of CN pension payments he stood to forfeit, Mr. Harrison was provided $2.1 million per annum. The balance of Mr. Harrison’s package was designed to closely align his compensation with selected metrics and with the company’s and shareholders’ best interests. It is keyed to a carefully balanced mix of long and short term goals. These measures are set, and the incentives awarded, at the Board’s discretion. Importantly, because much of the equity compensation does not vest until one year after his departure, Mr. Harrison is incentivized to build an organization whose success continues well beyond his retirement.

Our recruitment of Mr. Creel was similarly carefully considered. His package reflects application of established norms and best practices to his unique circumstance (securely situated in a very attractive post), CP’s unique circumstances, and the especially compelling fit Mr. Creel offered to CP — after Mr. Harrison, Mr. Creel is regarded by many to be the best active rail operations executive in the business, he is a seasoned practitioner of Mr. Harrison’s precision-scheduled railroading principles, and he is a 13 year veteran of the Canadian rail industry.

This has been an extraordinary year for CP. Along with the rest of the Board, the Compensation Committee has focused on its important role supporting the transformation with prudence, creativity and decisiveness consistent with the highest standards of corporate governance. We hope that for many years to come, shareholders, employees, and customers will continue benefitting from the critical decisions taken this year, and the decisions we will take in the years ahead.

Sincerely,

/s/ Paul C. Hilal	/s/ Paul G. Haggis
Paul C. Hilal	Paul G. Haggis
Chair of the Compensation Committee	Chairman of the Board

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STATEMENT OF EXECUTIVE COMPENSATION

MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

Composition of the Management Resources and Compensation Committee

CP’s Management Resources and Compensation Committee (the “Committee”) comprises five independent directors: Paul Hilal (Chair), Krystyna Hoeg, Gary Colter, Rebecca MacDonald, and Stephen Tobias.

Each member of the Committee has education, skills and experience which are relevant to the performance of their responsibilities as a member of the Committee. The following skills and experience enable the Committee to make decisions on the suitability of CP’s compensation policies and practices:

* Paul Hilal (Chair) is a Partner at Pershing Square Capital Management, L.P., an investment adviser with approximately $12 billion of assets under management. Mr. Hilal received an A.B. degree in Biochemistry from Harvard College in 1988, a J.D. from Columbia University School of Law in 1992, and a Masters of Business Administration from Columbia University School of Business in 1992. The Committee benefits from Mr. Hilal’s extensive experience assessing compensation and related issues from a shareholder’s perspective. His experience as a professional investor enables him to provide strong financial oversight to compensation policies and practices.

* Krystyna Hoeg is the former President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine. As Chief Executive Officer, the Vice President of Human Resources reported directly to Ms. Hoeg. She has also served on the human resource committees of various other public companies including currently chairing the Executive Resources Committee at Imperial Oil Limited and the Management Resources Committee at Sun Life Financial Inc.

* Gary Colter spent 34 years with KPMG Canada and its predecessor firm Peat Marwick, where he was a Partner for 27 years, holding various senior positions, including Vice-Chair. For many years he was a member of the management committee of KPMG Canada which had overall responsibility for partner compensation of the firm. Mr. Colter has served on the human resource committees of various other public companies including CIBC and Core-Mark Holding Company Inc., where he served as chair of the compensation committee for over three years. Mr. Colter also sits on the Governance Nominating and Compensation Committee for Revera Inc., a large private company.

* Rebecca Macdonald is a founder and current Executive Chair of Just Energy Group Inc., a Toronto-based independent marketer of deregulated gas and electricity. She served as President and Chief Executive Officer of Just Energy prior to becoming Executive Chair in 2007. As Chief Executive Officer, the head of the human resources department reported directly to her. Ms. Macdonald has strong succession planning experience including her development of leadership bench in preparation for her succession as Chief Executive Officer of Just Energy.

* Stephen Tobias is a forty-year veteran of the railroad industry and the former Vice-Chairman and Chief Operations Officer of Norfolk Southern Corporation. Mr. Tobias has extensive experience in talent development, succession planning, and human resource and executive compensation policies and practices in the rail industry. He also brings strong oversight in labour matters. Mr. Tobias is a member of the Compensation Committee of Plum Creek Timber Company, Inc. and member of PCL Governance and Nomination Committee.

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The following table summarizes the Committee members’ human resource and compensation-related experience:

Area of Expertise	Committee Members with Expertise
Organizational Exposure to HR Function	4/5
Membership on Other HR Committees	3/5
Succession Planning and Talent Management	5/5
Development and Oversight of Incentive Compensation Plans	5/5
Engagement with Investors and Investor Representatives on Compensation Issues	4/5
Oversight of Financial Analysis Related to Compensation Plan Design and Practices	4/5
Exposure to Market Analysis Related to Compensation Plan Design and Practices	4/5
Oversight of Labour Matters	2/5
Familiarity with regulatory requirements related to Compensation Plan Design and Practice	4/5
Review of contracts and plan documents related to Compensation Plan Design and Practice	5/5
Recruitment of Senior Executives	5/5
Oversight of Risk in Compensation Plan Design and Practice	4/5

PRINCIPLES AND OBJECTIVES OF EXECUTIVE COMPENSATION PROGRAM

CP’s executive compensation program is closely linked to the crucial metrics which will drive the achievement of the organization’s strategic plan and create shareholder value. We are creating a railroad-focused culture with compensation plans designed to align management compensation with shareholder interests. For executive officers, the majority of pay is at risk and will be earned only through the successful execution of CP’s strategic plan.

The Committee is committed to a compensation program that drives short and long-term business performance, is competitive and encourages broad share ownership. Our executive compensation program is weighted towards pay-for-performance components that are integrated into a comprehensive executive compensation program designed to be aligned with shareholders’ interests, is competitive in attracting and retaining talent, and provides adequate compensation to motivate sustained performance of executives and support the achievement of corporate and individual objectives.

Recruitment of Senior Executives

On May 17, 2012, the Board of Directors accepted the resignation of Fred Green as President and CEO. The Board of Directors then appointed Stephen Tobias as interim CEO and retained an executive search firm to assist in the recruitment of a new President and CEO. After identifying and reviewing the backgrounds of executives with proven track records of improving the performance of Class I railroads, the search firm reached out to a small group of prospective successors to gauge their interest and capability to serve as CP’s next CEO. The successful candidate, announced on June 29, 2012, was E. Hunter Harrison.

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Mr. Harrison has nearly 50 years of railroad experience and leadership. CP is now benefiting from his strong track record of service reliability, efficient asset utilization, strategic capital expenditure and his focus on safety and the development of people. Mr. Harrison previously served as the President and CEO of Canadian National Railway Company and, prior to that, as President and CEO of Illinois Central Railroad.

CP rounded out its senior leadership team and put the final piece of its longer term succession plan in place with the appointment of Keith Creel as President and Chief Operating Officer on February 5, 2013. Mr. Harrison will remain CEO of the company. Mr. Creel previously served as the EVP and COO of Canadian National Railway Company. His leadership and operating knowledge will add considerable strength and operating expertise to CP’s team and he is a key part of CP’s succession plan.

Executive Compensation Consultants

Subsequent to the 2012 annual meeting, the Compensation Committee determined that it was an appropriate time to conduct a search to retain a new independent compensation consultant. Following presentations and reference checks, the Committee evaluated each firm against specific criteria and selected Meridian Compensation Partners LLC (“Meridian”) as its independent compensation consultant effective October 18, 2012. Meridian has agreed not to perform any work for management. During 2012, the only services performed by Meridian related to expertise and advice to the Committee on executive compensation. In addition, the Compensation Committee has a policy that management must receive pre-approval from the Committee for any executive compensation services provided by the Committee’s compensation consultant.

Prior to the engagement of Meridian, Towers Watson was engaged as a compensation consultant to the Committee beginning in 2001 to provide expertise and advice to the Committee on compensation recommendations. During the first part of 2012, Towers Watson provided executive and director compensation consulting services including market information, surveys and information on trends used in the development and oversight of compensation policies and programs.

Since Towers Watson also provides actuarial, pension and benefit services to CP, the Compensation Committee had a formal mandate that outlined Towers Watson’s role as the independent advisor to the Committee and applied a financial independence test whereby the advisor was considered independent if the fees earned by Towers Watson from CP did not exceed 1% of Towers Watson’s annual revenues. Executive compensation consultants from Towers Watson had a clear reporting relationship to the Compensation Committee with all executive compensation consulting work commissioned by the Chair of the Compensation Committee. Towers Watson also provided written confirmation that it had established safeguards to maintain its independence including protocols and policies to prevent conflicts of interest.

Fees Paid

In 2011, $228,353 was paid to Towers Watson for executive and director compensation advisory fees. This represents 11.6% of the $1,975,134 paid in total to Towers Watson for all fees, including actuarial, pension asset consulting, and benefit services provided to management.

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In 2012, $266,562 was paid to Towers Watson for executive and director compensation advisory fees. This represents 9.1% of the $2,928,729 paid in total to Towers Watson for all fees, including all consulting services provided to management including actuarial, pension asset consulting and benefit services.

In 2012, $33,810 was paid to Meridian for executive compensation advisory fees. This is 100% of the total fees paid to Meridian as no other fees were paid in 2012.

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COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

Named Executive Officers

There was considerable change in the executive ranks at CP during 2012. Acting on the mandate given by shareholders, the Board of Directors put a new executive leadership team in place. For 2012, the current Named Executive Officers (NEOs) are comprised of members of the present executive team: E. Hunter Harrison, President and Chief Executive Officer (“CEO”), Brian Grassby, Senior Vice President and Chief Financial Officer (“CFO”), Jane O’Hagan, Executive Vice President and Chief Marketing Officer (“CMO”), Paul Guthrie, Chief Legal Officer, and Peter Edwards, Vice President Human Resources and Industrial Relations (“Current NEOs”) as well as Stephen Tobias (Interim CEO).

Members of the former executive team also remain NEOs for 2012: Fred Green, former President and CEO, Kathryn McQuade, former Executive Vice President and CFO, and Michael Franczak, former Executive Vice President and Chief Operating Officer.

Management Transition

In evaluating and structuring the terms of the departure arrangements for Mr. Green, Ms. McQuade and Mr. Franczak, the Board of Directors carefully considered the best interests of the corporation in the circumstances and took a range of relevant factors into account. The terms of each former NEOs departure arrangements were consistent with existing employment agreements, CP’s termination policies and customary practices, as well as applicable law. Compensation provided to these former NEOs is set out in the Summary Compensation Table on page 66.

Compensation Framework for Executive Officers

CP maintains a comprehensive executive compensation program. It includes base salary, annual incentive, long-term incentives, pension benefits and executive perquisites. Decisions on level of pay for NEOs and all other executives are made by the Compensation Committee and are based on an executive compensation policy designed to position total direct compensation between the 50th and 75th percentile of the executives’ respective comparator group. For the NEOs, the comparator group consists of Class I Railroads with additional reference made to similar positions in a group of publicly-traded companies with revenues in excess of $1 billion. For 2013, the Committee has approved changes to the general peer group to position CP at approximately the median of a peer group which includes companies from one third to three times the asset size of CP. More information on our comparator group can be found on page 47.

2012 Annual Incentive Results

The 2012 annual incentive plan was based on two equally weighted metrics: operating income and operating ratio. These measures were chosen to support CP’s strategic plan. Overall, corporate performance for 2012 was stronger, with financial results substantially meeting the target for operating income and exceeding target for operating ratio. In determining these results for annual incentive purposes, the Board exercised its discretion to exclude a number of charges that occurred throughout the year. Consequently, the Board of Directors approved a payout of 105% for the corporate component of the Plan. Further information on the 2012 annual incentive plan can be found on page 51.

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Each current NEO has a target annual incentive based on corporate performance as well as individual performance. The Committee assessed the individual performance of the CEO and reviewed the CEO’s assessment of the individual performance of the NEOs and other direct reports of the CEO which, along with corporate performance, was the basis for the annual incentive payouts for each executive provided in the Summary Compensation Table on page 66.

2012 Long Term Incentive Grants and Payments

To support CP’s strategic plan and align the interests of management with the interests of shareholders, long-term incentives are comprised of a combination of performance share units (“PSUs”) and conventional Stock Options (“Options”). To determine the appropriate value of long-term incentive grants provided to NEOs, the Committee considered external market data together with factors including leadership and talent retention.

Changes to the Board of Directors during 2012 resulted in the accelerated vesting of certain Option grants and immediate vesting of a pro-rata portion of all unvested PSUs during the second quarter of 2012. These amounts paid to each NEO are reflected in the Incentive Plan Awards — Value Vested Or Earned During The Year table found on page 70.

Risk Profile and Risk Management

The Compensation Committee oversees risk management related to executive compensation and considers the implications of the risks associated with CP’s compensation policies and practices. These compensation policies and practices operate to encourage the right behaviours, to reward performance and to align long-term results with shareholder interests. The following are examples of these characteristics:

•	Executive clawback policy is in place;

•	Post retirement hold period of one year for CEO on the exercise of options and redemption of deferred share units;

•	The CEO’s annual incentive is paid as deferred share units which must be held for one year after the CEO’s retirement;

•	Stock ownership guidelines apply to executives and have been expanded to include senior management employees;

•	Incentive payout opportunities are capped and do not have a guaranteed minimum payout;

•	Multiple incentive payment metrics are in place each of which is clearly linked to the drivers of CP’s strategic plan.

COMPENSATION ELEMENTS FOR EXECUTIVE OFFICERS

CP’s executive compensation program and policies are designed to provide a clear link between our long-term strategy, business plans, and executive compensation. We pay for performance and a significant portion of executive compensation is tied to meeting key corporate objectives that drive shareholder return. Plans are also designed to be competitive in order to attract and retain top talent.

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The Committee reviews the compensation of each NEO and other senior officers upon appointment and on an annual basis. In determining compensation for the NEOs, the Committee considers a comparator group of North American companies that are comparable in size and with whom CP competes for executive talent.

When NEO and senior officer compensation was reviewed in February 2012, the primary comparator group for the NEOs was comprised of a broad sample of Canadian organizations with revenues in excess of $1 billion. Secondary reference was made to the following Class I Railroads: Burlington Northern Railroad, Canadian National Railway Company, CSX Corporation, Kansas City Southern Railroad, Norfolk Southern Corporation and Union Pacific Corporation.

To attract and retain experienced railroad executives, the Committee evaluated the design of the executive compensation program, particularly for executives in operating roles, and we now reference executive compensation at the other Class I railroads as the primary comparator group for these positions as well as for the Chief Marketing Officer. CP is a North American railroad which is reflected in the choice of North American Class I railroads as the primary comparator group. We have balanced this North American focus by continuing to consider data from a secondary reference point for purposes of verifying the alignment with general compensation trends and for use in benchmarking pay levels for executives other than NEOs. This secondary reference point is a comparator group comprised of a broad group of Canadian organizations with revenues in excess of $1 billion.

The companies used as the primary reference point for the February 2012 review of NEO and senior officer compensation are listed in Schedule “B”. For 2013, the Committee has approved changes to the Canadian secondary reference comparator group which will now be comprised of companies ranging from one-third to three times the size of CP on an asset basis.

Compensation elements are targeted at the median of this comparator group, with the exception of the LTIP for Executive Officers, which has challenging performance goals, and is designed to target the 75th percentile of the comparator group. As a result, total compensation is positioned between the 50th and 75th percentiles, and is typically midway between those two points. Actual pay received is highly dependent on performance, particularly share price performance. Throughout the annual executive compensation review process, the Committee receives advice from its independent compensation consultant.

The following table summarizes the various elements of CP’s executive compensation plan:

Compensation Element	Form	Design Summary and Performance Period	Risk Mitigating Elements	Alignment/Fit With Overall Compensation Objectives
Base Salary	Cash	Fixed pay with individual salary recommendations based on competitive assessment and economic outlook, leadership, retention, and succession considerations Annual performance period	Provides an adequate fixed component of pay to ensure access to talented employees and is set taking into account external advisor and peer group analysis.	Attract and retain highly qualified leaders: benchmarking against the Comparator Group ensures base pay is competitive

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Compensation Element	Form	Design Summary and Performance Period	Risk Mitigating Elements	Alignment/Fit With Overall Compensation Objectives
Annual Incentive Plan	Cash

Target awards are based on the executive’s level in the organization and are benchmarked to the 50th percentile of the Comparator Group; actual payouts are based on achievement of pre-determined corporate and individual objectives

One Year performance period

			Multiple performance metrics used with plan targets reviewed and approved annually based on detailed review of strategic plan. Payouts are capped with no guaranteed minimum payout.	Attract and retain highly qualified leaders through an opportunity to earn a market-competitive level of cash incentives, based on annual performance. Motivate high corporate and individual performance. Alignment of personal objectives with area of responsibility and role in realizing operating results.
Deferred Share Units (“DSUs”)

At the executive’s election, units are awarded in lieu of cash payout of the annual incentive to facilitate achievement of share ownership requirements. DSUs are held until termination of employment.

One Year Performance Period

			Aligns management interests with shareholder value growth and contributes to retention of key talent.	Sustained alignment of executive and shareholder interests since the value of DSUs is directly related to share price and cannot be liquidated until six months after termination of employment
Long Term Incentive Plan	PSUs

Designed to target total long-term incentives at the 75th percentile of the Comparator Group

PSUs are granted to Executive Officers as half of their LTIP value. They vest only upon achievement of predefined market and financial goals.

3 year performance period

Significant weighting towards long-term incentive compensation with overlapping multi-year performance periods. Payouts are capped with no minimum guaranteed payout.

Align executive and shareholder interests over the longer term: actual value realized depends on share price performance. Attract and retain highly qualified leaders by providing a competitive incentive opportunity

Focus the leadership team on achieving challenging performance goals, with the value received driven by both share price improvement and company performance

Stock Options

Options are granted to Executive Officers as half of their LTIP value with the value based on the executive’s level in the organization.

Prior to May 2012:

Vesting over 3 years with 10 year Option term Post May 2012:

Vesting over 4 years with 10 year Option term

			Significant weighting towards long-term incentive compensation with overlapping multi-year vesting periods.	Focuses leadership on creating sustainable, long-term shareholder value

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Compensation Element	Form	Design Summary and Performance Period	Risk Mitigating Elements	Alignment/Fit With Overall Compensation Objectives
Pension	Defined Benefit and Defined Contribution pension plans	Pension benefit is based on pay and service and is designed to be market competitive. Non registered Plan limited to senior managers and executives	Provide an appropriate risk management balance to an otherwise highly performance-focused pay package	Attract and retain highly qualified leaders.

Base Salary

The Committee reviews the base salaries of executives at the time of hire and on an ongoing basis in February of each year. The Committee takes into consideration the individual’s leadership abilities, performance, responsibilities and experience as well as median comparator group practices, succession, retention considerations and economic outlook. Employees are required to set performance objectives annually. Assessment of performance against objectives is conducted through performance review discussions mid-year and at year end.

Annual Incentive Plan

Approximately 4,200 non-unionized employees are eligible to participate in CP’s Short Term Incentive Plan (“STIP”). This plan provides an opportunity for employees to earn an annual cash award based on the achievement of corporate targets and specific individual performance objectives. Minimum, target and maximum payouts, expressed as a percentage of base salary are established for the CEO, other NEOs, executives, senior managers and other management participants:

Level	Minimum Payout as Percentage of Base Salary (%)	Target Payout as Percentage of Base Salary (%)	Maximum Payout as Percentage of Base Salary (%)
CEO	0	100	200
Other NEOs	0	50 - 80	100 - 160
Other Executive Officers	0	40 - 65	80 - 130

Payouts received under the STIP depend upon the achievement of both corporate and individual objectives. The weighting of the corporate and individual components is dependent upon the employee’s level in the organization. This design reflects CP’s view that short term incentives should be tied to both overall corporate performance as well as those areas of its business that each employee influences directly. Weightings for the 2012 annual incentive plan are as follows:

Level	Target Award as a percentage of base salary (%)	Corporate Component Weighting (%)	Individual Component Weighting (%)
CEO	100	75	25
Other NEO	50 - 80	75	25
Other Executive Officers	40 - 65	75	25
Senior Managers	25 - 30	60	40
Remaining Participants	7.5 - 22.5	50	50

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The Committee aligns performance goals directly with CP’s strategic plan, which is reviewed and approved by the Board of Directors. In setting STIP targets for the upcoming year, CP generally excludes items that do not necessarily arise as part of the normal business of the company and can impact the comparability of CP’s year-over-year financial performance.

The individual component of the STIP is based on personal goals that consider the strategic and operational priorities critical to each executive’s function. The executive’s rating for the individual component of the STIP may equal 0 or range from 50% to 200%. Any award payable under the individual component is subject to a minimum level of corporate performance, which is set annually by the Board. No award under the STIP Plan is paid unless this minimum corporate hurdle is achieved.

Payouts under the STIP are a sum of the corporate and individual components calculated as follows:

Annual Base Salary x Target Award Level x Corporate Component Weighting x Corporate Performance Factor = TOTAL CORPORATE COMPONENT

PLUS

Annual Base Salary x Target Award Level x Individual Component Weighting x Individual Rating = TOTAL INDIVIDUAL COMPONENT

Actual payouts for all NEOs are reported in the Summary Compensation Table on page 66.

Voluntary Deferral

Executive Officers may elect to receive all or portion of their annual incentive award in DSUs. This is designed to promote the sustained alignment of Executive Officers’ interests with shareholders. Executive Officers must make their election prior to the beginning of the calendar year for which the annual incentive award is paid. When any annual incentive award is determined, the amount elected is converted to DSUs, which have a value equal to the average market price of a share for the ten trading days immediately prior to December 31 of the calendar year for which the award is paid.

CP will grant an additional 25% (Company match) of the amount each participant elected in DSUs, which vest after three years. Once the value of the participant’s DSU account is sufficient to meet CP’s stock ownership guidelines the participant may no longer elect to receive any portion of their annual incentive award in DSUs.

Executive DSU participants may redeem their DSUs only after termination of employment or retirement. For DSUs granted after December 31, 2004, redemption is permissible only after six months have passed since the end of the executive’s employment and no later than the end of the following calendar year. The value of the DSU at the time of payment will be based on the average market price of a share for the ten trading days immediately preceding the payment date. Payment is made in a lump sum following the termination of employment. For eligible US executives, in compliance with US tax regulations, payment of amounts deferred or vested after December 31, 2004 is made after a six-month waiting period.

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Long Term Incentives

The Board of Directors and Compensation Committee consider factors including executive retention, dilution impact, long-term value creation and executive stock ownership in setting long-term incentive strategies. Long-term incentives currently consist of a combination of Stock Options and Performance Share Units (PSUs) for NEOs, and other executives.

The annual grant of PSUs and Stock Options to NEOs and other eligible employees is reviewed and approved at meetings of the Committee and the Board of Directors on an annual basis. The Committee reviews individual performance, retention risk, and succession plans in light of CP’s compensation philosophy. Reference is also made to the value of long-term incentives granted by the comparator group.

The performance period for PSUs is based on a three year cycle. Performance measures and targets are set by the Board of Directors at the beginning of each performance period. If threshold measures are not met, no award is payable under the PSU Plan. If performance is exceptional, an award in excess of target up to a maximum of 200% may be approved by the Board. Performance measures are assessed independently and payouts may be made in respect of each measure if thresholds for that measure are met.

The Committee does not take into account previous executive grants when setting the individual awards, as long-term plans are inherently performance based. If performance targets are achieved at the end of the three year period, PSUs vest and are paid out in cash based on the number of units that are earned and the average of the 30 trading days’ closing share price at the end of the performance period; if performance targets are not achieved at the end of the three year period, PSUs expire and are not paid out. The PSU Plan also provides that the Board of Directors may exercise discretion to adjust payouts if the Board considers it appropriate to do so. PSUs also earn dividends which are reinvested into additional share units, which vest at the same time and based on the same performance conditions as the PSUs.

Stock Options are granted with the objective of rewarding NEOs and other eligible executive employees for creating enduring long-term shareholder value. If the share price increases between the grant date and the vesting date, Stock Options are “in-the money” and provide value to the Option holder once the Stock Options are exercised.

2012 PERFORMANCE AND COMPENSATION

Annual Incentive Plan

In 2012, corporate performance was assessed against targets approved by the Board of Directors in February of 2012 for operating income and operating ratio. Both these targets were set based on an assumed foreign exchange set at the beginning of the year. These rigorous measures were selected because they are appropriate for a capital intensive business and provide quantifiable metrics that focus on achieving growth in a cost efficient manner. Target levels for the 2012 short term incentive plan were designed to drive significant improvements over actual results achieved in 2011.

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Under the leadership of E. Hunter Harrison, CP is now intensely focused on operations. We are actively containing costs. Actions have been taken to reduce the number of assets and the organization is focused on providing the best possible service to its customers. This has resulted in a stronger earnings profile and a reducing operating ratio.

2012 was clearly a transitional year with some significant costs. In determining the performance level achieved for the STIP, the Committee may at its discretion, make adjustment to the company’s reported results to reflect such items. The Committee specifically considered and approved each adjustment to the performance metrics. Specifically, the Committee approved the exclusion of: management transition costs of $42 million that occurred in the second quarter, as well as the fourth quarter items relating to a labour restructuring charge, impairment of the Powder River Basin and the removal of certain locomotives totalling $313 million. Taking these into consideration and overall financial results against short term incentive plan targets, the Board of Directors, on the recommendation of the Committee, assessed the corporate performance as slightly above target. The overall corporate performance factor approved by the Board of Directors was 90% for operating income and 120% for operating ratio. This equates to an overall corporate performance factor of 105%. The following table shows the 2012 corporate performance objective and results achieved in 2012:

Measure	Weight	Target[1]	2012 Actual Result	Performance Assessment
Operating Income	50%	$1.322 billion	1.293 billion	Below Target
Operating Ratio	50%	77.2%	76.96%	Above Target

1	Targets were set assuming an exchange rate of C$1 = $US 0.98 and fuel prices included in the strategic plan approved by the Board of Directors.

The individual component of the 2012 STIP Plan was based on personal objectives. The personal objectives for each Current NEO together with an assessment of each Current NEOs performance, is provided on pages 59 to 65.

Long Term Incentive Compensation

On April 1, 2012, a grant of Options and PSUs was awarded to eligible participants of the Plans.

Stock Options were granted to NEOs and other designated employees under the Management Stock Option Incentive Plan (MSOIP), which is described in detail on page 71. The Stock Options granted have a ten year term, with half becoming exercisable on the second anniversary of the grant and the balance on the third anniversary. The exercise price was $75.71. The grant date fair value of these Stock Options awarded to NEOs is included in the Summary Compensation Table on page 66, under the Option-based awards column.

Under the PSU plan, 278,670 units were granted with a three year performance period beginning on January 1, 2012 and ending on December 31, 2014. The Board established that the PSUs would vest contingent on performance on three equally weighted performance measures: Return on Capital Employed (ROCE), Total Shareholder Return (TSR) as compared to the S&P/TSX 60 index and Operating Ratio (OR). These rigorous metrics reinforce asset productivity, operational efficiency and alignment with CP’s shareholders. A pro-rated portion of this grant vested on June 26th as described below.

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Accelerated vesting of LTIP Awards

Under the terms of the long-term incentive plans, one of the circumstances in which change in control is deemed to have occurred is where a majority of members of the board of directors have changed over from the board that was in place twelve months prior, other than by normal attrition.

In June and July 2011, the Board of Directors had 13 directors. By May 2012, the size of the Board had been increased to 16 directors. Immediately prior to CP’s Annual General Meeting on May 17, 2012, six members of the incumbent board resigned and three more directors resigned after May 17, 2012. The first resigned on June 11, 2012; the second on June 26, 2012 and the third on July 5, 2012. As a result of these changes, seven of the 13 directors who constituted CP’s Board of Directors in June and July of 2011 were no longer directors of CP (“Change in Control Event”). Accordingly, accelerated vesting occurred under the MSOIP, PSU and DSU Plans.

For all equity-based awards made after February 22, 2013, accelerated vesting will only occur on a double trigger basis, if there is both a change of control and the employee’s employment is terminated without cause or he or she is constructively dismissed.

Management Stock Option Incentive Plan (“MSOIP”)

As a result of the Change in Control Event all unvested Options granted prior to February 28, 2012 were vested on June 26, 2012. Accelerated vesting for Options granted after February 27, 2012 will only occur if the Option holder’s employment is terminated following a Change in Control Event.

The value vested during the year for the applicable NEOs is included in the section Incentive Plan Awards — Value Vested Or Earned During The Year, under the column titled “Option based awards — Value vested during the year” on page 70.

PSU Plan

Under the Performance Share Unit Plan for Eligible Employees (as adopted February 17, 2009) (the “PSU Plan”), PSUs vest on a change in control. The Change in Control Event resulted in the immediate vesting of a pro-rata portion of all unvested PSUs during the second quarter of 2012.

There were three grants of performance share units which were immediately vested as follows:

Grant Date	Months of Participation	Percent of Grant Vested
February 25, 2010	30 of 36 months	83%
February 24, 2011	18 of 36 months	50%
April 1, 2012	6 of 36 months	17%

The value vested during the year for the applicable NEOs is included in the section Incentive Plan Awards — Value Vested Or Earned During The Year, under the column titled “Share based awards — Value vested during the year” on page 70.

DSU Plan

As a result of the Change in Control Event all unvested deferred share units were vested on June 26, 2012. Four of the nine NEOs had unvested DSUs and the value vested during the year for

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the applicable NEOs is included in the section Incentive Plan Awards — Value Vested Or Earned During The Year, under the column titled “Share based awards — Value vested during the year” on page 70. Although vesting was accelerated, the vested DSUs are not redeemable until at least six months following the participant’s termination of employment.

Long Term Incentive Plan — Interim 2012 Awards

The Committee considered the consequences of the immediate vesting of PSUs and Options after the 2012 Change in Control Event which had the effect of eliminating the outstanding Long Term Incentive Plans (LTIP) awards and thus essential retention and alignment with shareholders for CP’s mid to senior management group.

Further, upon the Change in Control Event, PSU grants were paid out at target (100%) for a pro-rated period although actual performance was tracking above target for each of the 2010, 2011 and 2012 PSU grants. The 2010 PSU grant was nearing the end of its performance period and tracking in excess of performance targets. Accordingly, a grant of DSUs was approved for NEOs and other eligible executives in an amount equal to the lost value between the target payout following the 2012 Change in Control Event and the expected payout which had been accrued as at June 26, 2012. A similarly valued grant of Restricted Share Units (RSUs) was made to other designated participants in the PSU plan. The grant date for these DSUs and RSUs was September 6, 2012 with a vesting date of March 15, 2013 corresponding with the original timeframe for the 2010 PSU grant payment.

To address the lost alignment and retention, the Committee determined to make awards once a new strategic plan was approved by the Board of Directors. This would ensure that these awards would better align management’s long-term incentives with the crucial metrics which will drive achievement of CP’s new strategic plan. Accordingly, on November 30, 2012, the Committee recommended to the Board of Directors that the alignment and retention value lost on the accelerated pro-rata vesting of the PSUs be replaced with a new award on December 7, 2012. For NEOs and other eligible executive employees this award consisted of 50% PSUs and 50% Options. Other eligible participants received 100% of their award in PSUs.

The Options granted on December 7, 2012 have a ten year term and vest over four years at a rate of 25% at each anniversary date.

The four performance measures chosen for the 2012 PSUs, which were granted for the performance period of January 1, 2013 to December 31, 2015, and their weighting is as follows:

•	Operating Ratio (40% weighting)

•	Free Cash Flow (40% weighting)

•	Total Shareholder Return relative to S&P/TSX 60 Index (10% weighting)

•	Total Shareholder Return relative to Class I Railways (10% weighting)

The measures of Operating Ratio and Free Cash Flow were chosen because they are fundamental to achieving the Corporation’s strategic plan. Operating Ratio is defined as total operating expenses divided by total revenues. Free Cash Flow is defined as cash provided by operating activities less cash used in investing activities as shown on the Consolidated Statement of Cash prepared in

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accordance with United States Generally Accepted Accounting Principles. Free Cash Flow is a non-GAAP measure that management considers to be an indicator of liquidity. The measure is used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provides a comparable measure for period to period changes. It has no standardized meaning prescribed by U.S. GAAP and, therefore, may not be comparable to similar measures of other companies.

Total Shareholder Return (TSR) was chosen as a relative performance measure to align long-term incentive compensation with long-term shareholder interests. Total Shareholder Return is calculated as the increase in the value of CP’s shares listed on the Toronto Stock Exchange from the beginning of the performance period to the end of the performance period including the reinvestment of dividends paid. The Compound Annual Growth Rate (CAGR) of CP’s Total Shareholder Return is calculated as the difference between CP’s initial share value for the performance period and the ending share value expressed as an annualized percentage of the initial share value. This percentage amount will be measured against both the total return CAGR of the other Class I railways and against total return CAGR other large Canadian corporations as represented by the S&P/TSX 60 index.

The Committee reviewed these performance measures and determined that the achievement of target levels reflect significant stretch and that their achievement would position CP to meet its strategic plan.

Performance measures are assessed independently and payouts may be made in respect of each measure if thresholds for that measure are met. If all threshold levels are not met, no award is payable under the PSU Plan. If performance is exceptional, an award in excess of target up to a maximum of 200% may be approved by the Board. The target ranges under which a payment of between 50% and 200% may be made are as follows:

•	2015 Operating Ratio — from 70.0% to 66.5%

•	2015 Free Cash Flow — from $820 million to $1080 million

•	2015 TSR CAGR relative to S&P/TSX 60 Index — from equal to exceeds by 5.0%

•	2015 TSR CAGR ranking within Class I Railways — from fourth to first

The grant date fair value of the PSUs and Options awarded to NEOs is included in the Summary Compensation Table on page 66, under the share-based awards and Options based awards columns.

OTHER KEY COMPENSATION POLICIES OF THE COMPANY

Executive Perquisites

NEOs are eligible to receive perquisites and personal benefits as approved by the Compensation Committee as well as in accordance with the Company’s policies. These typically include the use of a company-leased vehicle, parking, financial counseling and club memberships. Other executives and senior management employees are also eligible to receive certain perquisites in line with market practices. The type and value of perquisites is generally determined by the level of the employee’s position.

As part of its contract with Mr. Harrison, CP prefers that he use the company’s aircraft for personal as well as for business travel, for efficiency and security reasons, and provides reasonable accommodation for him in the city of Calgary.

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Employee Share Purchase Plan

CP’s Employee Share Purchase Plan (“ESPP”) is available to all employees and provides the opportunity to purchase voting shares on the open market through payroll deductions which aligns employees’ interests with those of shareholders. Employees may contribute between 1 and 10% of their base salary to the ESPP every pay period. CP provides a 33% match on the first 6% of eligible employees’ contributions which vest at the end of each quarter. Employees must remain participants of the ESPP at the time of vesting in order to receive the CP match. As of December 31, 2012, approximately 46% of employees participated in the ESPP.

Share Ownership Requirements

Executive share ownership is strongly encouraged by the Committee. Share ownership guidelines require a minimum level of share ownership set as a multiple of base salary within a five year period. Share ownership guidelines can be met through the holding of common shares and deferred share units. Ownership is determined using the greater of acquisition value and the closing price of CP Shares on December 31, 2012 which was $100.90 per share.

In 2012, the share ownership guidelines were reviewed resulting in increasing the ownership requirement at the VP level and broadening the application to include approximately 75 additional executives. The following guidelines are currently in place:

Position	Guidelines
President and CEO	5 times salary
EVP	3 times salary
SVP	2 times salary
VP	1.5 to 2 times salary
Senior Management	1 times salary

All Current NEOs have met ownership requirements.

No Hedging Policy

Under CP’s Disclosure and Insider Trading/Reporting Policy, CP directors, officers and employees are prohibited from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities of CP granted as compensation or held, directly or indirectly, by them.

Executive Compensation Clawback

In December 2011, the Board of Directors adopted an executive compensation clawback policy concerning future awards made under CP’s annual and long-term incentive plans. Under this policy, the Board may require reimbursement of annual and long-term incentive compensation paid to a senior executive or former senior executive where:

(a)	the incentive compensation received by the senior executive or former senior executive was calculated based upon the achievement of financial results that were subsequently materially restated or corrected, in whole or in part;

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(b)	the senior executive or former senior executive engaged in gross negligence, fraud or intentional misconduct that caused or partially caused the need for such restatement or correction, as admitted by the senior executive, or, in the absence of such admission, as determined by the Board acting reasonably; and

(c)	the incentive compensation paid to the senior executive or former senior executive would have been lower based on the restated or corrected results.

In such circumstances, reimbursement of all or a portion of the applicable incentive compensation paid to the senior executive or former senior executive will be sought as permitted by applicable laws and to the extent the Board determines, in its sole discretion, that is in the best interests of the Corporation.

Risk Mitigation in Compensation Program

The Committee is focused on supporting CP’s key goal of creating enduring shareholder value by developing an executive compensation program that aligns with CP’s strategic plan, emphasizes the importance of long-term value creation and mitigates risk. Key risk mitigation features include:

•	Balancing compensation between fixed and variable pay and including both short and long-term incentives.

•	A mix of performance measures and a combination of both absolute and relative measures.

•	Incentive compensation plans which include the possibility of a zero payment and a pre-defined maximum payment.

•	Share ownership requirements (which were expanded in 2012 to now include approximately 85 individuals) to align the interests of shareholders, executives and senior management.

•	A clawback policy to further lessen the chance of executives taking executive of inappropriate risks in efforts to drive results.

•	Requiring the CEO to wait until one year after retirement to exercise any vested options or redeem DSUs

•	Inclusion of multi-year, overlapping performance periods for LTIP Plans to encourage consistent, long-term behavior.

•	The prohibition on hedging activities against CP securities by directors, executives and employees.

•	The retention of an independent executive compensation consultant to provide advice to the Compensation Committee.

The Committee also benefits from overlapping membership with other committees with respect to risk monitoring. Mr. Hilal, Committee Chair, is a member of the Finance Committee; Ms. Hoeg chairs the Corporate Governance and Nominating Committee; Mr. Tobias chairs the Safety, Operations & Environment Committee; and Mr. Colter and Ms. Macdonald are members of the Audit and Governance Committees respectively. This overlapping membership provides a link between the committees’ risk oversight responsibilities.

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PERFORMANCE GRAPH

The following performance graph illustrates the cumulative total shareholder return on $100 investment in CP’s common shares (assuming reinvestment of dividends) compared with the cumulative total return of the S&P/TSX Composite Index from December 31, 2007 to December 31, 2012.

	Dec 2007	Dec 2008	Dec 2009	Dec 2010	Dec 2011	Dec 2012
CP	100.00	64.66	91.70	106.16	115.47	171.59
S&P/TSX Composite Index	100.00	67.00	90.48	106.41	97.14	104.13

Historically CP’s total shareholder return performance has tracked the S&P/TSX Composite Index; however, late in 2011 CP’s performance began to differentiate from the Index. This is seen most notably in 2012, where CP has significantly outperformed the Index as a result of the transformation of CP under the leadership of our new Chief Executive Officer, E. Hunter Harrison.

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NAMED EXECUTIVE OFFICER COMPENSATION FOR 2012

PRESIDENT AND CHIEF EXECUTIVE OFFICER

President and Chief Executive Officer — E. Hunter Harrison

E. Hunter Harrison was appointed President and Chief Executive Officer (“CEO”) of CP on June 28, 2012. As President and CEO, Mr. Harrison is responsible for providing leadership for CP as it achieves operational and strategic goals that will build long-term shareholder value.

Mr. Harrison is compensated for performance with a significant component of his ongoing compensation provided through long-term incentives aligning his interests with those of other shareholders and can only be realized one year after Mr. Harrison has retired from CP. The majority of Mr. Harrison’s compensation is at risk and increases as total shareholder return increases.

Compensation upon Hiring

Mr. Harrison was provided with certain payments at the time of his appointment as President and Chief Executive Officer, which are outlined below. In part, these payments were intended to make Mr. Harrison whole for his former employer’s refusal to pay Mr. Harrison all benefits owed to him in connection with his past service to his former employer. In early 2012, Mr. Harrison’s former employer filed suit against Mr. Harrison, claiming that Mr. Harrison had forfeited pension payments owed to him by his former employer, as well as payments owed in respect of certain restricted share units issued by it, all in connection with Mr. Harrison’s ultimate employment by CP in the summer of 2012. In such legal proceedings, Mr. Harrison denied his former employer’s claims and asserted counterclaims, seeking payment of all such amounts owed to him. CPRC and one of its subsidiaries were granted leave to join these proceedings as parties. On February 3, 2013, the aforementioned legal proceedings were resolved pursuant to a confidential settlement agreement and partial recovery of the amounts in dispute was obtained.

Compensation Components

Mr. Harrison’s annual salary is set at $2,050,000 and takes into account that Mr. Harrison had to forego his pension payments of $1.5 million annually from CN when he became an employee of the Company. From an economic perspective, net of his foregone pension payments, Mr. Harrison receives only $550,000 as a base salary. This amount is significantly below his prior salary at CN, his predecessor and industry norms. Following his departure from CP, Mr. Harrison is entitled to an annual pension that is equal to the annual pension that had been provided by Canadian National, which again is a make whole payment rather than an additional benefit to Mr. Harrison. The make whole compensation granted to Mr. Harrison was designed to compensate for the RSUs forfeited and the six months of pension lost from CN when he joined CP. Mr. Harrison will receive no pension from CN during his employment with CP and his base salary was implemented considering this fact.

A significant component of Mr. Harrison’s ongoing compensation is provided through equity incentives subject to specific performance conditions and can only be realized one year after

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Mr. Harrison has retired from CP. Annually, Mr. Harrison is eligible for an equity award based on the company’s profitability and such other factors as determined each year by the Board of Directors. This award will be delivered in deferred share units, with the value ranging between 0 and 200% of annual salary with a target of 100%. These deferred share units vest immediately and cannot be redeemed until one year after employment ceases.

In addition, upon hire, Mr. Harrison was awarded 650,000 Options and 25,000 deferred share units. These Options and DSUs vest over a four year period, on each anniversary date of the grant, and cannot be exercised or redeemed until one year after cessation of employment.

Mr. Harrison’s employment agreement provides for reasonable accommodation in the city of Calgary and prefers him to use the corporate aircraft for business and personal use in North America. Under the agreement, Mr. Harrison is also eligible for tax equalization payments in respect of his employment income to compensate for higher tax liabilities in Canada, if any, compared to those applicable in the United States.

The agreement also includes non-competition and non-solicitation restrictions.

2012 Compensation

The following table summarizes the relevant terms and conditions of Mr. Harrison’s compensation for 2012:

Compensation ($‘000)
Fixed:			Make Whole Hiring Costs:
	Base Salary(1)	1,045	Foregone Pension payments	742
Variable:			Foregone RSU payment(4)	17,714
	STIP(2)	1,320	Pension guarantee(5)	16,000
	DSUs	1,759	Signing Incentive:
			Stand Alone Option Agreement(3)	10,018
Total Direct Compensation:		4,124	Total Hiring Costs:	44,474

Ownership Target Multiple of Salary	Minimum Ownership Value	Total Ownership Level	Total Ownership (Multiple of Salary)
5x	$10,250,000	$18,060,606	8.8x

(1)	Actual base salary received in the year

(2)	Actual annual incentive bonus received for 2012 performance (paid in DSUs)

(3)	Reflects value of initial grant of 650,000 options

(4)	Reflects CN’s withheld RSU payment; CP and CN have since settled litigation with CP recovering $9M

(5)	Reflects Present Value of $1.5 M pension payable upon cessation of employment

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OTHER CURRENT NAMED EXECUTIVE OFFICERS

Brian Grassby — Senior Vice-President and Chief Financial Officer

Brian Grassby is responsible for all financial matters of the company and has direct reporting responsibilities for Accounting, Tax, Treasury, Pensions, Costing, Investment Analysis, Planning, and Strategic Sourcing.

Mr. Grassby joined CP in 2001 as Vice-President and Comptroller and was promoted to Senior Vice-President Finance in December 2010 and Senior Vice-President and Chief Financial Officer in November 2012. Prior to joining CP, he spent more than 14 years in increasingly responsible positions in finance at a large Canadian Electronics firm leaving as VP Finance.

Mr. Grassby served on the Board of the Indiana Harbor Belt Railroad for a number of years and in 2012 has joined the Board of TTX, Railcar Pooling Experts. He is presently the Chairman of the Board of West Island College.

Mr. Grassby obtained his Chartered Accountant Accreditation from the Canadian Institute of Chartered Accountants in 1981 and worked at Coopers and Lybrand for a number of years prior to leaving for industry. He is a graduate in Commerce from McGill University.

In 2012, Brian Grassby’s performance was assessed by the CEO against individual performance objectives, which included implementing financial strategies to enable growth, reducing pension liability, and driving productivity through system (SAP) changes. Mr. Grassby was assessed as having achieved his overall individual performance objectives. Based on these individual objectives and the company’s financial performance, Mr. Grassby received a 2012 annual bonus in the amount of $252,891.

Compensation ($‘000)	2012	2011	2010
Fixed:
Base Salary(1)	327	304	253
Variable:
STIP(2)	253	0	209
LTIP(3)
— MSOIP	215	187	102
— PSUs	215	187	102
Total Direct Compensation:(4)	1,010	678	666
Total Target Direct Compensation:	960	930	567

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Ownership Target Multiple of Salary	Minimum Ownership Value	Total Ownership Level	Total Ownership (Multiple of Salary)
2x	$750,000	$1,233,306	3.3x

(1)	Actual base salary received in the year

(2)	Actual annual incentive bonus received for performance year

(3)	For 2012, reflects value of annual grant and excludes the interim grant relating to Change in Control Event as these were in recognition of previously reported compensation.

(4)	For 2012, value does not include the grant of DSU’s relating to Change in Control Event.

Jane O’Hagan — Executive Vice-President and Chief Marketing Officer

Ms. O’Hagan is responsible for CP’s marketing and sales, network strategy and interline relationships.

Ms. O’Hagan’s early career was with CP’s sales and marketing group before establishing and running a successful consultancy for several years in the U.S. and Canada. Ms. O’Hagan rejoined CP in August 2002 as Assistant Vice-President, Strategy and Research. Over the past nine years, she has taken on positions of increased scope and responsibility at CP including corporate strategy, yield, product design, government affairs and Canadian Pacific Logistics Solutions.

Ms. O’Hagan was appointed Vice-President of Strategy and Research in November 2005; Senior Vice-President, Strategy and Yield in November 2008; and Senior Vice-President, Marketing and Sales and Chief Marketing Officer in April 2010 and Executive Vice-President and Chief Marketing officer on December 2010.

She currently serves as the Joint Chairman of Lanzhou Pacific Logistics, Beijing China and represents CP on Asia Pacific Gateway Executive Committee.

Ms. O’Hagan holds a Bachelor of Administrative and Commercial Studies (Finance) and a Bachelor of Arts (Honours), as well as graduate studies in Program and Policy Evaluation from the University of Western Ontario.

In 2012, Jane O’Hagan’s performance was assessed by the CEO against individual performance objectives, which included revenue growth, delivering five major growth initiatives, and changes to intermodal strategy. Ms. O’Hagan was assessed as having exceeded her overall individual performance objectives. Based on these individual objectives and the company’s financial performance, Ms. O’Hagan received a 2012 annual bonus in the amount of $427,200.

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Compensation ($‘000)	2012	2011	2010
Fixed:
Base Salary(1)	480	415	324
Variable:
STIP(2)	427	0	398
LTIP(3)
— MSOIP	601	346	201
— PSUs	601	345	201
Total Direct Compensation:(4)	2,109	1,106	1,124
Total Target Direct Compensation:	2,064	1,476	937

Ownership Target Multiple of Salary	Minimum Ownership Value	Total Ownership Level	Total Ownership (Multiple of Salary)
3x	$1,440,000	$2,163,882	4.5x

(1)	Actual base salary received in the year

(2)	Actual annual incentive bonus received for performance year

(3)	For 2012, reflects value of annual grant and excludes the interim grant relating to Change in Control Event as these were in recognition of previously reported compensation.

(4)	For 2012, value does not include the grant of DSU’s relating to Change in Control Event.

Paul Guthrie — Chief Legal Officer and Corporate Secretary

Paul Guthrie is responsible for the day-to day provision of legal services to the company in Canada and the United States. Mr. Guthrie is also responsible for the Enterprise Risk Management, Government Advocacy, Internal Audit, and CP Police functions.

A graduate of Queen’s University and Osgoode Hall Law School, Mr. Guthrie practiced law with the Calgary firm of MacLeod Dixon until 1990 when he joined CP’s legal department. He has a wide variety of experience in legal matters having represented clients at all levels of courts in Canada.

In 2012, Paul Guthrie’s performance was assessed by the CEO against individual performance objectives, including influencing stakeholders through advocacy on key regulatory files and the personal handling of legal and governance initiatives. Mr. Guthrie was assessed as having exceeded his overall individual performance objectives. Based on these individual objectives and the company’s financial performance, Mr. Guthrie received a 2012 annual bonus in the amount of $192,238.

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Compensation ($‘000)	2012	2011	2010
Fixed:
Base Salary(1)	336	325	311
Variable:
STIP(2)	192	0	279
LTIP(3)
— MSOIP	193	176	170
— PSUs	195	176	170
Total Direct Compensation:(4)	916	677	930
Total Target Direct Compensation:	896	869	832

Ownership Target Multiple of Salary	Minimum Ownership Value	Total Ownership Level	Total Ownership (Multiple of Salary)
2x	$676,000	$1,142,786	3.4x

(1)	Actual base salary received in the year

(2)	Actual annual incentive bonus received for performance year

(3)	For 2012, reflects value of annual grant and excludes the interim grant relating to Change in Control Event as these were in recognition of previously reported compensation.

(4)	For 2012, value does not include the grant of DSU’s relating to Change in Control Event.

Peter Edwards — Vice-President Human Resources and Industrial Relations

Peter Edwards was appointed Vice-President Human Resources and Industrial Relations in August 2010, responsible for the integrated function across North America.

Prior to joining Canadian Pacific in 2009 as Vice-President Human Resources, Mr. Edwards held senior positions at Labatt Breweries / Interbew and Canadian National Railway, including Vice President of Human Resources. He has also co-authored two books on managing a changing railway and co-authored Switchpoints: Culture Change on the Fastrack.

He currently serves on the Boards of the School of Industrial Relations and the Centre for Industrial Relations at Queen’s University.

Mr. Edwards holds an undergraduate and Master of Industrial Relations degrees from Queen’s University in Ontario.

In 2012, Peter Edward’s performance was assessed by the CEO against individual performance objectives, which included changing defined benefit (“DB’) pension plans to reduce solvency and

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cost, driving a culture of accountability, and developing internal leadership programs. Mr. Edward was assessed as outstanding on his overall individual performance objectives. Based on these individual objectives and the company’s financial performance, Mr. Edwards received a 2012 annual bonus in the amount of $225,000.

Compensation ($‘000)	2012	2011	2010
Fixed:
Base Salary(1)	285	273	248
Variable:
STIP(2)	225	0	278
LTIP(3)
— MSOIP	163	148	100
— PSUs	163	148	99
Total Direct Compensation:(4)	836	569	725
Total Target Direct Compensation:	781	756	588

Ownership Target Multiple of Salary	Minimum Ownership Value	Total Ownership Level	Total Ownership (Multiple of Salary)
2x	$600,000	$864,162	2.9x

(1)	Actual base salary received in the year

(2)	Actual annual incentive bonus received for performance year

(3)	For 2012, reflects value of annual grant and excludes the interim grant relating to Change in Control Event as these were in recognition of previously reported compensation.

(4)	For 2012, value does not include the grant of DSU’s relating to Change in Control Event.

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SUMMARY COMPENSATION TABLE

The following disclosure of executive compensation provides information on the compensation of CP’s NEOs, being the CEO, the interim CEO, the retired CEO, the CFO, the retired CFO, CP’s next three most highly compensated Executive Officers, and former COO during the years ended December 31, 2012, 2011, and 2010.

Non Equity incentive plan compensation ($)
Name and Principal Position	Year	Salary ($)	Share Awards(j)	Options Awards(k)	Annual Incentive Plans	Long Term Incentive Plans	Pension Value ($)(l)	All other Compensation ($)(m)	Total Compensation ($)
E.H. Harrison(a) President and Chief Executive Officer	2012	1,045,069	1,776,539	10,017,735	1,319,688	0	17,062	34,974,972	49,151,065
S.C. Tobias(b) Interim Chief Executive Officer	2012	0	404,656	0	0	0	0	180,073	584,729
F.J. Green(c) President and Chief Executive Officer	2012 2011 2010	536,620 985,873 926,250	1,750,832 1,591,498 1,322,182	1,750,491 1,591,368 1,321,261	570,625 0 1,665,469	0 0 0	101,000 1,026,000 1,258,000	4,067,167 90,339 84,756	8,776,735 5,285,078 6,577,918
B.W. Grassby(d) Senior Vice President and Chief Financial Officer	2012 2011 2010	326,706 304,408 253,250	563,742 187,080 101,547	420,269 187,373 102,084	252,891 0 208,673	0 0 0	591,000 370,000 405,000	72,530 41,067 54,883	2,227,138 1,089,928 1,125,437
K.B. McQuade(e) Executive Vice-President and Chief Financial	2012 2011 2010	442,855 518,661 507,121	2,823,566 1,111,940 1,119,088	1,199,587 1,111,225 1,119,037	359,442 0 586,336	200,000 0 0	283,000 299,000 268,000	931,273 110,071 85,708	6,239,723 3,150,897 3,685,290
J.A OHagan(f) Executive Vice-President and Chief Marketing Officer	2012 2011 2010	480,198 415,353 323,667	1,377,117 345,176 201,021	1,089,132 346,119 201,252	427,200 0 397,649	200,000 0 0	111,000 698,000 428,000	19,565 145,488 49,525	3,704,212 1,950,136 1,601,114
P.A. Guthrie(g) Chief Legal Officer and Corporate Secretary	2012 2011 2010	335,650 325,197 311,292	635,724 176,540 169,936	394,538 175,662 170,140	192,238 0 278,675	200,000 0 0	94,000 144,000 308,000	59,286 69,476 14,330	1,911,436 890,875 1,252,373
P.J. Edwards(h) Vice President Human Resources and Industrial Relations	2012 2011 2010	284,512 273,085 248,333	465,135 147,556 99,474	323,450 148,337 100,140	225,000 0 278,250	0 0 0	223,000 159,000 115,000	73,381 74,078 37,303	1,594,478 802,056 878,500
M.J. Franczak(i) Executive Vice President Operations	2012 2011 2010	376,017 351,075 241,000	697,332 189,715 95,330	562,828 189,975 95,279	373,500 0 215,084	0 0 0	(52,000 2,238,000 823,000)	3,704,215 91,243 18,724	5,661,892 3,060,008 1,488,417

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Notes:

(a)	Mr. Harrison was appointed President and CEO on June 28, 2012. Payments made in US dollars were converted using an average rate of exchange of .9996.

(b)	Mr. Tobias was appointed Interim CEO on May 17, 2012. In recognition for the time as Interim CEO, Mr. Tobias received 4825 deferred share units (DSU). This value is shown under Share Awards. The amount in “All other Compensation” represents fees paid as a Director and dividends paid on DSUs. Payments made in US dollars were converted using an average rate of exchange of .9996.

(c)	Mr. Green stepped down as President and CEO on May 17, 2012 and retired from CP on June 30, 2012. Mr. Green’s compensation includes his earning to June 30, 2012. Mr. Green’s severance is included in “All other Compensation”.

(d)	Mr. Grassby was appointed Senior Vice President and Chief Financial Officer on November 1, 2012.

(e)	Ms. McQuade stepped down as Executive Vice President and Chief Financial Officer on November 1, 2012. Ms. McQuade’s compensation includes her earnings to October 31, 2012. Ms. McQuade received a retention award of $200,000 payable May 15, 2013 as part of her retention agreement. Ms. McQuade’s severance is included in all other compensation. Payments made in US dollars were converted using an average rate of exchange of .9996 for 2012, .9891 for 2011 and 1.0299 for 2010.

(f)	Ms. O’Hagan was appointed Executive Vice-President and Chief Marketing Officer on December 1, 2011. Ms. O’Hagan received a retention award of $200,000 payable August 31, 2013 as part of her retention agreement.

(g)	Mr. Guthrie was appointed Chief Legal Officer and Corporate Secretary on September 21, 2012. Mr. Guthrie received retention award of $200,000 payable July 31, 2013 as part of his retention agreement.

(h)	Mr. Edwards was appointed Vice-President Human Resources and Industrial Relations on May 5, 2010.

(i)	Mr. Franczak stepped down as Executive Vice-President and Chief Operations Officer on October 1, 2012.

(j)	Represents the fair value of the PSUs granted under the Management LTIP based on the binomial lattice model methodology for valuing long-term incentives. For 2012, the April 1 grant date for fair value is $61.33, while the accounting value in $75.71. Changes to the Board of Directors triggered the forfeiture 83% of the units granted April 1. A second grant was issued December 7, 2012 with a grant date fair value of $79.14, while the accounting value was $97.70.

The grant date fair value is calculated using Towers Watson’s binomial long-term incentive valuation methodology which includes a discount to account for the vesting restrictions and adjustment to reflect the payout range. The Compensation Committee used the binomial long-term incentive valuation methodology in making its decisions regarding long-term incentive grant levels since it is applied consistently in its consultant’s competitive market analysis.

(k)	Represents the fair value of the Options granted under the Management LTIP based on the binomial lattice model methodology for valuing Options. For 2012, the April 1 grant date fair value is $15.80 for Options, while the accounting value is $19.65 for Options. A change in the composition of the Board of Directors resulted in the immediate vesting of grants prior to 2012. A second grant was issued December 7, 2012 with a grant date fair value of $20.52 for Options, while the accounting value was $26.30.

For Mr. Harrison the amount represents the fair value of a stand-alone Option agreement based on the binomial lattice model methodology for valuing Options. The grant date fair value is $15.41 while the accounting value is $15.87 for these Options.

The grant date fair value is calculated using Towers Watson’s binomial Option pricing methodology which is fundamentally similar to the methodology used to determine the accounting fair value; however, some of the underlying assumptions are different. For example, the binomial methodology assumes a slightly lower historical volatility, a higher risk-free rate and includes a discount to account for vesting restrictions.

The Compensation Committee uses the binomial Option pricing methodology in making its decisions regarding long-term incentive grant levels since it is applied consistently.

(l)	Represents the value of the projected pension expense for the year of service credited and any other compensation related costs including the impact of differences between actual compensation paid in the year and the actuarial assumptions used for the year.

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For consistency, this value is determined using the same actuarial assumptions used for determining the year end pension liabilities disclosed in the financial statements in accordance with accounting principles generally accepted in the United States of America.

(m)	Represents the value of personal benefits and other compensation such as the Shares purchased by CP pursuant to the matching provisions of the ESPP and the value of matching DSUs and dividends awarded under the executive DSU Plan and any applicable Company gross-ups. Details provided in the following table:

NAME	PERQUISITES AND OTHER PERSONAL BENEFITS ($)(a)		OTHER COMPENSATION ($)		ALL OTHER COMPENSATION (TOTAL OF THE TWO PREVIOUS COLUMNS) ($)
E.H. Harrison	Personal Use of Company Aircraft(b)	277,200	DSU Dividends	8,891	34,974,972
	Special Housing Allowance(c)	46,341	Make Whole Agreement(d)	18,642,540
			Pension Guarantee	16,000,000
S.C. Tobias	Nil		DSU Dividends	1,716	180,073
	Nil		Director Compensation	178,357
F.J. Green	Nil		Tax Gross Ups	8,959	4,067,167
			DSU Dividends	61,019
			ESPP Match	7,589
			Severance	3,989,600
B.W. Grassby	executive automobile benefit	20,097	Tax Gross Ups	13,131	72,530
	flex perquisites	19,753	DSU Dividends	10,138
			ESPP Match	6,411
			Outside Board Service	3,000
K.B. McQuade	Nil		Tax Gross Ups	10,859	931,273
			DSU Dividends	36,688
			Termination value	836,518
			Tax Equalization	47,208
J.A. O’Hagan	Nil		DSU Dividends	19,565	19,565
P.A. Guthrie	executive automobile benefit	17,787	Tax Gross Ups	13,370	59,286
	flex perquisites	18,405	DSU Dividends	3,109
			ESPP Match	6,616
P.J. Edwards	executive automobile benefit	17,524	Tax Gross Ups	11,411	73,381
	flex perquisites	20,243	DSU Dividends	6,334
			ESPP Match	5,495
			Relocation Subsidy	12,374
M.J. Franczak	Nil		Tax Gross Ups	43,353	3,704,215
			DSU Dividends	10,379
			ESPP Match	3,825
			DSU Match	34,056
			Termination value	3,612,602

Notes:

(a)	Perquisites and other personal benefits include the use of a company-leased vehicle, club membership, financial counseling exceeding coverage offered to salaried employees. Perquisites and other personal benefits that in aggregate, amount to less than CAD$50,000 or 10% of the total salary for any of the NEOs are reported as “Nil” in this column.

(b)	The amount reflects the value of Mr. Harrison’s personal travel on company-owned or leased aircraft. This value is based on aggregate incremental operating costs to the company, such as fuel costs, trip-related maintenance, landing fees and other miscellaneous variable costs. The company prefers that the CEO use the company aircraft for personal as well as business use.

(c)	The amount reflects the value of Mr. Harrison’s housing. This value is based on aggregate incremental operating costs to the company such as hotel fees, condo fees, housekeeping, and other miscellaneous costs.

(d)	CP has since settled litigation with CN recovering $9M of this amount.

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INCENTIVE PLAN AWARDS

Incentive Plan Awards – Outstanding Share-Based and Option-Based Awards

The following table shows all equity based incentive plan awards outstanding as at December 31, 2012. Option-based awards were granted based on the fair market value on the date of the award. For additional information about Option and Share-based awards, see the description of Executive DSU Plan and Long Term Incentives in the Compensation Discussion and Analysis.

	Option-based Awards				Share-based awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the- money Options(a) ($)	Vested date	Number of Shares or Units of Stock that have not vested	Market or payout value of share- based awards that have not vested(a) ($)	Market payout value of vested share- based awards not paid out or distributed(b) ($)
E.H.Harrison	650,000	$73.39	26-Jun-2022	17,881,500	28-Jun-2013	6,275	637,410
					28-Jun-2014	6,275	637,410
					28-Jun-2015	6,275	637,410
					28-Jun-2016	6,275	637,410
Total	650,000			17,881,500		25,100	2,549,642
S.C. Tobias								687,692
Total(c)								687,692
F.J. Green	5,000	$71.69	19-May-2013	146,050
	110,100	$75.71	01-Jul-2017	2,773,419
Total	115,100			2,919,469
B. W.Grassby	7,300	$57.70	21-Feb-2016	315,360	15-Mar-2013	1,765	178,089	746,495
	7,000	$60.60	05-Apr-2016	282,100	31-Dec-2015	2,578	260,120
	7,700	$62.56	02-Mar-2017	295,218
	7,000	$71.69	19-Feb-2018	204,470
	9,800	$36.29	18-Feb-2019	633,178
	10,500	$51.17	25-Feb-2020	522,165
	14,400	$65.06	24-Feb-2021	516,096
	13,600	$75.71	01-Apr-2022	342,584
	9,945	$97.70	07-Dec-2022	31,824
Total	87,245			3,142,995		4,343	438,209	746,495
K.B. McQuade	10,000	$65.06	01-Jun-2017	358,400	15-Mar-2013	19,448	1,975,515	2,366,661
	75,450	$75.71	01-Jun-2017	1,900,586
Total	85,450			2,258,986		19,448	1,975,515	2,366,661
J.A O’Hagan	8,900	$71.69	19-May-2013	259,969	15-Mar-2013	3,493	352,444	1,438,273
	5,300	$32.50	19-Feb-2014	362,520	31-Dec-2015	6,178	623,360
	4,900	$42.05	21-Feb-2015	288,365
	8,200	$57.70	21-Feb-2016	354,240
	8,000	$62.56	02-Mar-2017	306,720
	8,400	$71.69	19-Feb-2018	245,364
	20,300	$36.29	18-Feb-2019	1,311,583
	20,700	$51.17	25-Feb-2020	1,029,411
	26,600	$65.06	24-Feb-2021	953,344
	37,750	$75.71	01-Apr-2022	950,923
	23,831	$97.70	07-Dec-2022	76,259
Total	172,881			6,138,698		9,671	975,804	1,438,273
P.A. Guthrie	5,800	71.69	19-May-2013	169,418	15-Mar-2013	2,953	297,958	163,013
	7,725	57.70	21-Feb-2016	333,720	31-Dec-2015	2,524	254,672
	10,000	62.56	2-Mar-2017	383,400
	10,100	71.69	19-Feb-2018	295,021
	12,100	36.29	18-Feb-2019	781,781
	17,500	51.17	25-Feb-2020	870,275
	13,500	65.06	24-Feb-2021	483,840
	12,250	75.71	1-Apr-2022	308,578
	9,737	97.70	7-Dec-2022	31,158
Total	98,712			3,657,191		5,477	552,630	163,013
P.J. Edwards	15,300	56.79	31-Dec-2019	674,883	15-Mar-2013	1,729	174,456	449,335
	10,300	51.17	25-Feb-2020	512,219	31-Dec-2015	2,028	204,625
	11,400	65.06	24-Feb-2021	408,576
	10,250	75.71	1-Apr-2022	258,198
	7,822	97.70	7-Dec-2022	25,030
Total	55,072			1,878,906		3,757	379,081	449,335
J.M. Franczak	35,400	75.71	1-Apr-2022	891,726	15-Mar-2013	1,657	167,191	757,058
Total	35,400			891,726		1,657	167,191	757,058

Notes:

(a)	Value based on the closing share price on the TSX of December 31, 2012 of $100.90.

(b)	Represents value of vested DSUs based on the closing share price on the TSX of $100.90; for Mr. Harrison, Mr. Tobias and Ms. McQuade, the DSU value is based on the closing share price on the NYSE on December 31, 2012 of US $101.62 converted into Canadian dollars using an average exchange rate of .9996.

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(c)	650,000 Options were granted to Mr. Harrison from a stand-alone grant prior to his hire date.

(d)	In recognition of duties as interim CEO, Mr. Tobias received 4,825 DSUs.

Incentive Plan Awards — Value Vested Or Earned During The Year

The following table shows the value from incentive plans vested or earned by the NEOS under the Corporations LTIP and the annual incentive payment in 2012.

Name	Option based Awards-Value vested during the year ($)	Share based Awards-Value vested during the year ($)(a)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
E.H. Harrison	0	0	1,319,688
S.C.Tobias(b)	0	557,579	0
F. J Green	6,853,997	3,632,178	570,625
B.W. Grassby	549,970	376,888	252,891
K.B. McQuade	5,550,898	2,791,830	359,442
J.A. O’Hagan	1,085,121	919,336	427,200
P.A. Guthrie	829,611	445,550	192,238
P.J. Edwards	454,002	496,582	225,000
J.M. Franczak	509,761	485,148	373,500

Notes:

(a)	Share based awards include the value of the DSUs that vested in 2012, which may be redeemed only upon termination of employment per the terms of the Executive DSU plan described under the heading “Compensation Discussion and Analysis — Annual Incentive Plan — Executive Deferred Share Unit Plan” and the value of the pro-rated vested PSUs of the 2010, 2011 and 2012 grants due to the change in Board of Directors. The value for the PSU grants was calculated by multiplying the number of months in the performance period by the outstanding units (including re-invested dividends) and the 30 trading day average closing price ending June 26, 2012 on the TSX ($74.56)

(b)	Shares vested during the year includes DSUs earned as a member of the Board of Directors.

Options Exercised During the Financial Year

The following table provides details regarding Options exercised and sold by the Current NEOs during the financial year ended December 31, 2012.

Name	Number of Options exercised and sold	Option exercise price	Value realized(a)
E.H. Harrison	0	—	$0
B.W. Grassby	4,450	$31.45	$204,060
	9,900	$32.50	$443,924
	9,000	$42.05	$362,107
	5,600	$71.69	$147,865
J.A. O’Hagan	4,600	$31.45	$226,129
	810	$32.41	$35,761
P.A. Guthrie	4,000	$36.29	$165,158
	4,300	$42.05	$150,861
	5,000	$71.69	$61,487
P.J. Edwards	0	—	$0

(a)	Calculated using the market price of the Shares acquired on exercise of the respective Options and subtracting the respective exercise prices.

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MANAGEMENT STOCK OPTION INCENTIVE PLAN

The Management Stock Option Plan (MSOIP) was established in October 2001 for the purpose of providing certain officers and select key employees of the Company with an incentive to enhance shareholder value.

The number of Options granted to a recipient is determined by dividing a targeted dollar amount (determined taking into account market practice and a number of other factors), which is expressed as a percentage of the recipient’s salary, by the theoretical value of an Option. That value is determined by broadly used valuation models that estimate the probable future payout, applied to the 30 day average closing share price prior to the approval of the grant. Neither the amount, nor the terms of previously granted Options are taken into consideration in determining the size of a new grant. To do so might result in an unintended consequence of encouraging early exercise to avoid having future grants penalized due to significant outstanding Option holdings. In addition, it might disadvantage long-service employees and those who remain committed to the stock.

Regular Options expire ten years from the date of grant; half become exercisable on the second anniversary of the grant and the balance on the third anniversary.

An Option will expire before its normal expiry date if: (a) an Option holder resigns from his or her employment, in which case the Option will expire in 30 days; (b) an Option holder’s employment is terminated without cause, in which case the Option will expire in six months; (c) an Option holder’s employment is terminated for cause, including where an Option holder resigns after being requested to do so as an alternative to being terminated for cause, in which case the Option will expire immediately; (d) an Option holder dies, in which case the Option will expire in 12 months and may be exercised by the holder’s estate. An Option will continue to vest and expire on its normal expiry date if an Option holder’s employment ceases due to permanent disability. An Option granted will expire on the earlier of a) its normal expiry date or b) five years after the Option holder retires, upon attaining the mandatory or early retirement age.

If an Option would otherwise expire during a blackout period, it will be extended beyond its normal expiry date to a date 10 business days after the date on which the blackout period ends, provided that if a further blackout period is imposed prior to the end of the extension, the Option term will be further extended to a date 10 business days after the date on which the additional blackout period expires.

Options may be assigned only to an Option holder’s family trust, personal holding corporation, or retirement trust or a legal representative of an Option holder’s estate or a person who acquires the Option holder’s rights by bequest or inheritance.

Prior to 2009, CP granted performance contingent Options. These Options have a shorter term and vest based on pre-determined operating ratio targets. If the operating ratio hurdles are not reached, the Options do not vest and are cancelled. Although the operating targets were not met, the 2008 performance contingent Options vested in 2012 due to the change in Board Composition and the plan provisions.

Under the terms of the MSOIP, the maximum number of shares that may be reserved for issuance to insiders as Options is 10% of the number of shares outstanding. The maximum number of Options which may be granted to insiders within a one year period is 10% of the number of shares outstanding and to any one insider is 5% of the number of shares outstanding. The maximum

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number of Options which may be granted to any one individual is 5% of the number of shares outstanding at the time of the reservation.

Notwithstanding the limits noted above, the dilution level, measured by the number of Options available for issuance as a percentage of outstanding shares continues to be capped, at the discretion of the Board, at 7%. CP’s potential dilution level at year end is 3.7%.

The CEO, as well as the Chairman of the Board and the Chair of the Compensation Committee, have authority to grant Options to employees within certain defined parameters, which include the position of the employee and the expected value of the Options being granted. For 2012, the Compensation Committee authorized a pool of 100,000 Options for allocation by the CEO under this authority from which 5500 Options in total were granted to two employees for the purposes of performance recognition and retention.

Participants in the MSOIP are granted a number of Options, exercisable at the last closing market price of shares on the TSX prior to the approval of the grant. The exercise price of Options may not be reduced without shareholder approval. The following table illustrates information relating to Options as of and for the year ended December 31, 2012.

Options Outstanding and Available for Grant as at December 31, 2012

2012	Number of Options/Shares	Percentage of Outstanding Shares
Options outstanding (December 31, 2012)	3,736,716	2.1%
Options available to grant (December 31, 2012)	2,728,685	1.6%
Shares issued on exercise of Options during 2012	11,613,241	6.7%
Options granted during 2012	821,746	0.5%

Note:	E. H. Harrison was issued 650,000 Options prior to his hiring through a stand-alone agreement and therefore not granted under the Management Stock Option Plan.

Since the inception of the MSOIP in October 2001, a total of 18,078,642 shares have been made available for issuance under the MSOIP and 11,613,214 shares have been issued through the exercise of Options. No financial assistance is provided to Option holders to facilitate the purchase of shares under the MSOIP. In addition, CP has a policy that prohibits employees from forward selling shares that may be delivered upon the future exercise of Options under MSOIP or otherwise monetizing Options granted under the MSOIP other than through exercising the Option and subsequently selling the shares in a public venue.

The Board may amend the MSOIP, but no amendment may be made without required regulatory or shareholder approval. No Options have been granted under the MSOIP that require ratification by shareholders.

The MSOIP was amended effective February 28, 2012 to include a “double trigger” provision in the event of a change in control. Pursuant to such provision, the vesting of Options held by a participant will not accelerate upon a change in control of the Corporation unless the participant is thereafter terminated without cause or constructively dismissed. This change will only affect future grants of Options under the MSOIP and therefore options granted April 1, 2012 did not vest due to the change in Board composition.

With approval from the TSX, Mr. Harrison was granted 650,000 Options from a stand-alone agreement on June 26, 2012 with a grant price of $73.39 to acquire common shares of the company. These Options have a ten year term. The Options vest 25% on the first, second, third

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and fourth anniversary of the grant and vested Options are not redeemable until one year has expired following termination of employment. Any unvested Options are forfeited if Mr. Harrison terminates employment prior to the end of his agreement with the exception of a termination occurring following a Change in Control.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table shows, as of December 31, 2012, compensation plans under which equity securities of the Corporation are authorized for issuance upon the exercise of Options outstanding under the MSOIP and the DSOP. The table also shows the number of shares remaining available for issuance and includes 340,000 shares under the DSOP. On July 21, 2003, the Board of Directors suspended all further grants of Options under the DSOP.

Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and rights (A) (#)	Weighted-average exercise price of outstanding Options, warrants and rights (B) ($)	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (A)) (C) (#)
Equity compensation plans approved by security holders	4,394,716	63.23	3,068,685
Equity compensation plans not approved by security holders	0	0	0
Total	4,394,716	63.23	3,068,685

The equity compensation plans referred to in the previous table, being the MSOIP and the DSOP, are described in Note 2 to the Corporation’s audited consolidated financial statements for the year ended December 31, 2012, and in this Circular under the headings “Compensation Discussion and Analysis — Long Term Incentives — Management Stock Option Incentives Plan” and “Directors’ Compensation — 2012 Directors’ Compensation — Directors’ Stock Option Plan”.

PENSION PLAN BENEFITS

CP maintains both a contributory defined benefit and defined contribution pension plan which enables pensions to be paid to eligible officers and employees of CP at retirement. The defined benefit pension plans comprises a Basic Defined Benefit Pension Plan (“Basic DB Plan”) and a Supplemental Pension (the “Supplemental Pension Plan”), which provides retirement benefits in excess of the benefits payable from the Basic Pension Plan.

Under the combined Basic DB Pension Plan and Supplemental Pension Plan, the amount of an individual’s pension is based on the greater of 2% of the average of the best five consecutive years or final 60 months of pensionable earnings (base salary plus incentive awards, where applicable, as described below) multiplied by credited years of service up to a maximum of 35, inclusive of pensions under the Canada Pension Plan or Quebec Pension Plan.

Under the Basic DB Plan, pensionable earnings include base salary and annual incentive payments (for service post 2000) and capped at the individual’s five year average target level at retirement.

The normal retirement age under the Basic DB Plan is 65. If the sum of the participant’s age and years of pensionable service is at least 85 and the participant is aged 55 or over at the time of retirement, the participant is eligible to receive an immediate, unreduced pension, subject to the

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consent of CP. Retirement benefits are partially indexed and vest immediately when participation begins with pension benefits payable for the lifetime of the retiree and continue to a surviving spouse at rates specified in the Basic DB Plan. Retirement benefits under the Basic DB Plan are limited to the maximum amount prescribed under the Income Tax Act.

The Supplemental Pension Plan provides pension benefits in excess of those permitted under the Basic DB Pension Plan. For members who joined the Supplemental Plan prior to October 1, 2008, annual incentive payments are included in the calculation of pensionable earnings for all years of service. Members of the Supplemental Pension Plan may retire with an unreduced pension at age 60 with the pension calculation based on their credited service at the time of retirement. Until 2010, the Supplemental Pension Plan provided prior deemed service benefits for executives hired in mid-career, subject to a five year vesting period. This provision was eliminated for new participants in 2010.

The Basic DB Plan was closed to all newly hired management employees in 2010. A defined contribution (“DC”) pension plan was introduced in 2001 for management employees which included the ability to switch to the Basic DB Plan at age 45. In 2010, a new DC option was also introduced for management employees. Employees who were members of the existing DC pension plan had the option to join the new DC Plan with newly hired management employees becoming members of the new DC option.

Defined Benefit Table

The following table shows the aggregate annual retirement benefits payable under the Basic Pension Plan and the Supplemental Pension Plan at year end and upon retirement at age 65, based upon the defined benefit pension provisions in effect during 2012. It also reflects the value of pension benefits earned in 2012. The Basic Pension Plan and Supplemental Pension Plan are described under “Compensation Discussion and Analysis — Pensions”.

Mr. Harrison and Mr. Tobias do not participate in the defined benefit option of CP’s Pension Plan.

Name	Years of Credited Service		Years of Credited Service at Age 65		Annual Benefits Payable		Accrued Obligation at start of year ($)	Compensatory Change(c) ($)	Non- Compensatory Change(d) ($)	Accrued Obligation at end of year ($)
					At Year End(a) ($)	At Age 65(b) ($)
F.J. Green(e)	34.58		n/a		1,217,625	n/a	19,748,000	101,000	1,352,000	21,201,000
B.W.Grassby	20.17	(f)	30	(f)	135,000	220,000	1,996,000	591,000	281,000	2,868,000
K.B. McQuade(g)	5.58		n/a		n/a	n/a	1,617,000	283,000	369,000	2,269,000
J.A O’Hagan	14.42	(h)	30		151,000	334,000	2,426,000	111,000	359,000	2,896,000
P.A. Guthrie	26.25	(i)	35	(j)	231,000	305,000	3,337,000	94,000	180,000	3,611,000
P.J. Edwards	17.17	(k)	30	(k)	32,000	110,000	371,000	223,000	80,000	674,000
J.M. Franczak(l)	25.00		n/a		210,000	n/a	5,466,000	(52,000)	(1,587,000)	3,827,000

Notes:

(a)	This is the annual pension earned to the end of 2012. For Mr. Green, this represents his annual pension at June 30, 2012.

(b)	Assumes highest plan earnings as at December 31, 2012.

(c)	Includes the 2012 employer service cost plus changes in compensation in excess of the actuarial assumptions.

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(d)	Impact of all other changes, including interest on prior year’s obligation plus changes in discount rate used to measure the obligations, changes in other assumptions and experience gains or losses other than compensation related gains or losses.

(e)	Mr. Green has retired effective July 1, 2012 with 34.5 years of service and an annual pension payable of $1,217,625.

(f)	Includes 8.59 years of deemed credited service for Mr. Grassby.

(g)	Ms. McQuade is employed under a fixed term contract that terminates prior to her reaching age 65.

(h)	Includes 4.25 years of deemed credited service for Ms. O’Hagan.

(i)	Includes 3.58 years deemed credit for Mr. Guthrie.

(j)	Includes 8.58 years deemed credit for Mr. Guthrie.

(k)	Includes 14.25 years of deemed credited service for Mr. Edwards.

(l)	Mr. Franczak has been bridged to retirement effective November 1, 2012. As part of Mr. Franczak’s severance arrangement, he is on a partial paid leave of absence until his retirement date of October 1, 2017.

Defined Contribution Table

Name	Accumulated Value at the start of the year ($)	Compensatory ($)	Accumulated value at year end ($)
E.H. Harrison	0	17,000	34,000

Deferred Compensation Plans

The following table shows the number of DSUs outstanding and their value based on the closing share price on December 31, 2012.

Name	Unvested DSUs (#)	Vested DSUs (#)	Total Units	Market Value as at December 31, 2012 ($)
E.H. Harrison(a)	25,098	0	25,098	2,549,439
S.C. Tobias(a)(b)	0	6,770	6,770	687,692
F.J. Green	0	35,889	35,889	3,621,200
B.W. Grassby	1,765	7,398	9,163	924,547
K.B. McQuade(a)	19,448	23,298	42,746	4,342,111
J.A. O’Hagan	3,493	14,254	17,747	1,790,672
P.A. Guthrie	2,953	1,615	4,568	460,911
P.J. Edwards	1,729	4,453	6,182	623,764
J.M. Franczak	1,657	7,503	9,160	924,244

Note:

(a)	The value of vested and unvested DSUs as at December 31, 2012 based on the closing share price on the TSX of $100.90 and for Mr. Harrison, Mr. Tobias and for Ms. McQuade a closing share price on the NYSE of US $101.62 with an average exchange rate of .9996.

(b)	The number of vested DSUs for Mr. Tobias include units earned as a Director of the Board.

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TERMINATION AND CHANGE IN CONTROL BENEFITS

Change in Control Agreements

Each Current NEO is a party to a change in control agreement. These agreements are “double trigger”, meaning that cash severance payments will not be made and Options granted under the MSOIP after February 27, 2012 will not vest upon a change in control of the Corporation unless the NEO is thereafter terminated without cause or constructively dismissed. Options granted under the MSOIP on or prior to February 27, 2012, unvested DSUs and PSUs vest immediately. Effective February 22, 2013, all equity awards under CP’s equity incentive plan will only vest on a “double trigger” basis.

A “change in control” arises in the following circumstances:

•	20% or more of the Shares are acquired by any person or persons acting jointly or in concert;

•	80% or more of the Corporation’s Shares are held by a new entity created by any transaction or series thereof;

•	All or substantially all of the assets of the Corporation are sold, assigned or transferred;

•	A majority (more than 50%) change in the Corporation’s Board of Directors over a 12 month period; or

•	The Board adopts a resolution confirming that a change in control has occurred.

NEOs are subject to a protection period following a change in control. If an NEO is involuntarily terminated other than for cause or if the individual resigns for certain defined reasons such as a material change in responsibilities or a reduction in salary or benefit, in each case following a change in control, a payment is triggered. The protection period for Mr. Harrison is 12 months, and for Mr. Grassby, Ms. O’Hagan, and Mr. Edwards it is 18 months. For Mr. Guthrie the protection period is 36 months.

If any of the foregoing events occurs within a specified period following the change in control each current NEO is entitled to receive a lump sum severance payment equal to the base salary that such NEO would have earned through the end of the applicable severance period (24 months for Mr. Grassby, Ms. O’Hagan and Mr. Guthrie and Mr. Edwards; the lesser of 24 months and the period remaining to the end of employment term for Mr. Harrison). With the exception of Mr. Harrison, each change in control severance agreement also provides that the active NEO is entitled to certain benefits, including payments under CP’s compensation plans and the continuation of certain benefits for the duration of the severance period as follows:

•	An amount equal to the target award level under the STIP for the severance period;

•	Outstanding PSUs are pro-rated to the change in control date and paid out at target;

•	Continuation of coverage under the Company’s group benefit plans;

•	Additional benefits accrual under the Company’s Supplemental Pension Plan for the severance period;

•	The value of any perquisites provided for the notice period.

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Payable on Change in Control

Named Executive Officer (NEO)	Severance Period (# of months)	Severance Payment		Additional Retirement Benefits ($)	Other Benefits(a) ($)	Value of early vesting of Options & equity based awards(b) ($)	Payable on Change of Control(c) ($)
		Base Salary ($)	Annual Incentive at target ($)
E.H. Harrison	24	4,100,000	0	0	0	20,405,445	24,505,445
B.W. Grassby	24	750,000	487,500	1,840,000	123,218	552,462	3,753,0180
J.A. O’Hagan	24	960,000	768,000	1,450,000	115,366	1,379,663	4,673,029
P.A. Guthrie	24	676,000	338,000	1,109,000	116,924	637,711	2,877,635
P.J. Edwards	24	600,000	360,000	488,000	116,855	457,655	2,022,510
Total NEOS		7,086,000	1,953,500	4,887,000	472,363	23,432,936	37,831,799

Notes:

(a)	Includes the cost of group benefits and perquisites for the severance period, and value of accelerated vesting of ESPP shares.

(b)	Value of all unvested Options and unvested DSUs as at December 31, 2012 based on the closing Share price on the TSX of $100.90.

(c)	Costs relating to relocation and legal fees provided by the Change in Control Agreement are not included in the total amounts payable.

Compensation on Termination of Employment

We have developed policies to cover all forms of termination. Executives are subject to the same terms as all other employees of the Company for voluntary termination, retirement, and termination for cause. In the event a current NEO ceases to be an employee, the NEO will receive compensation treatment as summarized below:

Voluntary Termination

In the event of resignation from the Company, any outstanding base pay including pay for any unused accrued vacation will be paid. All unvested awards will be forfeited, and the executive will have the earlier of 30 days and the expiry of the Option term to exercise any vested Options.

Retirement

Upon retirement from the Company, in addition to any outstanding base pay and unused vacation owing to the retirement date, the executive will receive the following:

•	Provided the executive has three months of service in the plan year up to the retirement date, a pro-rated award to the retirement will be available under the STIP;

•	Provided the executive has six months of service in the performance period, PSUs will be pro-rated to the retirement date for any outstanding PSU awards.

•	Options will continue to vest and will expire the earlier of five years after the retirement date and the normal expiry date.

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•	Executive will receive $50,000 in post-retirement life insurance and a health spending account with the annual value based on the number of years of company service.

Termination for Cause

In the event of a termination for cause, the executive would receive any outstanding base pay and accrued vacation to his termination date. Where applicable, provisions of the Company’s executive compensation clawback policy would be enforced.

Employment Agreements — Terminations Without Cause

As common practice for senior level positions, the Company has entered into individual agreements with certain current NEOs to alleviate any uncertainty they may have concerning their severance arrangement should they be involuntarily terminated from the Company during the term of their Agreement. Mr. Grassby would receive a severance in line with common law provisions.

Mr. Harrison

Mr. Harrison will receive a retiring allowance in the amount of $2,000,000 USD. Mr. Harrison will receive any vested Options and all vested and unvested DSUs.

Ms. O’Hagan

Ms. O’Hagan has an employment agreement with CP until May 17, 2014 that governs the terms and conditions of her employment should Ms. O’Hagan be terminated without cause. Ms. O’Hagan will receive a lump sum equivalent to:

a)	24 months’ salary plus

b)	the average of the three prior years’ actual annual incentive paid for the 24 month period plus

c)	the actuarial value, if any, of the pension accrued over the 24 month period

d)	continuation of medical and dental benefits for the 24 month period following termination.

Mr. Guthrie

Mr. Guthrie has an employment agreement with CP until May 17, 2014 that governs the terms and conditions of his employment should Mr. Guthrie be terminated without cause. Mr. Guthrie will receive a lump sum equivalent to:

a)	24 months’ salary plus

b)	the average of the three prior years’ actual annual incentive paid for the 24 month period plus

c)	the actuarial value, if any, of the pension accrued over the 24 month period

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d)	Mr. Guthrie would receive health spending account and company-paid post-retirement life insurance coverage of $50,000 and the value of accelerated vesting of ESPP.

Mr. Edwards

Mr. Edwards has an employment agreement with CP until May 17, 2014 that governs the terms and conditions of his employment should Mr. Edwards be terminated without cause. Mr. Edwards will receive a lump sum equivalent to:

a)	12 months’ salary plus

b)	the average of the three prior years’ actual annual incentive paid for the 12 month period plus

c)	the actuarial value, if any, of the pension accrued over the 12 month period

d)	continuation of medical and dental benefits for the 12 month period following termination.

Payable on Termination without Cause

Named Executive Officer (NEO)	Severance Period (# of months)	Severance Payment		Additional Retirement Benefits ($)	Other Benefits(b) ($)	Value of early vesting of Options & equity based awards(c) ($)	Payable on Termination without Cause
		Base	Annual Incentive(a) ($)
E.H. Harrison(d)	N/A	2,000,000			0	2,523,945	4,523,945
J.A. O’Hagan	24	960,000	384,050	1,354,000	15,486	950,923	3,664,459
P.A. Guthrie	24	676,000	286,784		60,833	308,578	1,332,195
P.J. Edwards	12	300,000	92,750	244,000	14,470	258,198	990,418
Total NEOs		3,936,000	763,584	1,598,000	90,789	4,041,644	10,430,017

Note:

(a)	In the event of a termination without cause, current NEOs have a contractual arrangement which is described under “Employment Agreements”.

(b)	Includes cost of group benefits and perquisites for the severance period, and value of accelerated vesting of ESPP with the exception of Mr. Guthrie. Mr. Guthrie would receive health spending account and company-paid post-retirement life insurance coverage of $50,000 and the value of accelerated vesting of ESPP.

(c)	Value of April 1, 2012 grant based on the closing share price one the TSX as at December 31, 2012 for NEOs with the exception of Mr. Harrison which is value is based on the early vesting of his unvested DSUs.

(d)	Mr. Harrison will receive a lump sum payment of $2,000,000 upon termination without cause.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, there is no indebtedness outstanding by, or any guarantees, support agreements, letters of credit or other similar arrangements or understandings provided by CP or its subsidiaries to, any of the Corporation’s directors or Executive Officers or any of their associates.

DIRECTORS’ AND OFFICERS’ INSURANCE

CPRL carries on its own behalf, and on behalf of its subsidiaries, a Directors’ and Officers’ liability insurance policy. This policy has an annual aggregate coverage limit of US$150,000,000 Side A/B with an additional US$75,000,000 in Side A Difference in Conditions excess coverage. The overall program is subject to a zero deductible for directors and officers (applicable when CP is not legally permitted to or cannot indemnify the directors or officers), and either a US$1,000,000, US$2,000,000 or US$10,000,000 corporate deductible for all company reimbursement claims in cases where a director or officer is indemnified by CP for any loss covered by the policy. The total premium paid for the 2012 directors’ and officers’ policy program was US$1,368,871.

SHAREHOLDER PROPOSALS

This year Canadian Pacific did not receive any shareholder proposals for inclusion in this Circular. The last day for submission of proposals by shareholders for next year’s management proxy circular is November 30, 2013.

AVAILABILITY OF DOCUMENTS

Copies of the following documents are available on written request to the Office of the Corporate Secretary, Canadian Pacific, Suite 920, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 4Z4: Terms of Reference of the Board of Directors and each of the committees of the Board, the 2012 Annual Information Form (which is also filed with the SEC as part of a Form 40-F), the 2012 Annual Report to Shareholders containing the comparative consolidated financial statements for the year ended December 31, 2012, together with the auditors’ report thereon and MD&A of financial condition and results of operations (which is also filed with the SEC as part of the Form 40-F), the interim financial statements for periods subsequent to December 31, 2012, and this Circular.

The Corporation’s financial information is provided in the Corporation’s comparative annual financial statements and MD&A for the year ended December 31, 2012.

Copies of the aforementioned documents as well as additional information relating to Canadian Pacific are available online at www.cpr.ca, www.sedar.com, and www.sec.gov.

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DIRECTORS’ APPROVAL

The contents of this Circular and its distribution have been approved by the directors of the Corporation.

/s/ PAUL A. GUTHRIE

PAUL A. GUTHRIE

Corporate Secretary

March 12, 2013

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SCHEDULE “A” — STATEMENT OF CORPORATE GOVERNANCE

•	CP’s Board is dedicated to maintaining the highest standards of corporate governance and to nurturing a culture of good business ethics and corporate governance throughout the organization

•	CP’s philosophy is that effective governance involves more than policies, procedures and protocols; it must be ingrained in the everyday business practices of all those who work for CP

The Board and management believe that good corporate governance practices are essential to the effective management of CP and to the protection of its investors, employees and other stakeholders. The Board has developed Corporate Governance Principles and Guidelines (“Governance Guidelines”), available on our website at www.cpr.ca, which set out the governance standards and requirements applicable in Canada. CP’s corporate governance practices fully comply with the requirements of National Policy 58-201 — Corporate Governance Guidelines of the Canadian Securities Administrators (“CSA”).

BOARD OF DIRECTORS

•	All current Board members and other Canadian Pacific Nominees have been affirmatively determined to be independent, with the exception of Mr. Harrison

•	The roles of Chairman and Chief Executive Officer (CEO) are separate

•	There are no interlocking directorships among the Canadian Pacific Nominees

Independent Directors

The Board has adopted standards for director independence, which are provided in Schedule “C” to this Circular. The Board conducted a comprehensive assessment of each of its members as against these standards and determined that a majority of the directors of CP have no material relationship with CP and are independent. The Board also determined that the other Canadian Pacific Nominees are independent.

Mr. Harrison is not independent by virtue of the fact that he is CEO of the Corporation.

The following table indicates which of the current Board members and other Canadian Pacific Nominees are independent:

Name	Independent (no material relationship)	Not Independent	Reason for Not Independent Status
Paul G. Haggis	✓
William A. Ackman	✓
Gary F. Colter	✓
Isabelle Courville	✓
E. Hunter Harrison		✓	CEO of the Corporation
Paul C. Hilal	✓
Krystyna T. Hoeg	✓
Richard C. Kelly	✓

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Name	Independent (no material relationship)	Not Independent	Reason for Not Independent Status
Rebecca MacDonald	✓
John P. Manley	✓
Anthony R. Melman	✓
Linda J. Morgan	✓
Madeleine Paquin	✓
Andrew F. Reardon	✓
Hartley T. Richardson	✓
Stephen C. Tobias	✓

Other Board Memberships and Interlocks

Several of the directors of CP are also directors of other reporting issuers. A table showing the memberships of the Canadian Pacific Nominees is set out under “Canadian Pacific Nominees for Election to the Board — Directors of Other Reporting Issuers”. Although the Governance Committee does not believe that interlocking Board members necessarily impact the ability of those directors to act in the best interests of CP, it is generally considered good governance to avoid interlocking relationships if possible. At present, Messrs. Colter and Manley each sit on the board of directors of Canadian Imperial Bank of Commerce. However, it is to be noted that Mr. Manley has decided not to stand for re-election at the annual meeting of shareholder to be held on May 1, 2013. No other Board members sit on the same board of directors of any outside reporting issuer.

In Camera Sessions

The independent directors met in executive sessions without management present at most of the regular and special meetings of the Board and its standing committees in 2012. In fact, each regularly scheduled meeting’s agenda included one or more such sessions (often at the beginning and end of the meeting).

Independent Chair

The Chairman of the Board, Mr. Haggis, is an independent director. He has served as Chairman of the Board since June 4, 2012.

Director Attendance

Each director is expected to attend each meeting of the Board and the Board committees of which he or she is a member. The attendance record of each Incumbent Canadian Pacific Nominee for all Board and committee meetings held in 2012 is set out under “Canadian Pacific Nominees for Election to the Board — Board and Committees, and Director Attendance”.

Access to Independent Advisors

The Board and its committees have the authority to retain independent financial, legal, compensation and other advisors.

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Communications and Shareholder Engagement

The Board welcomes engagement with its shareholders and encourages them to express their views. Interested parties may communicate directly with Mr. P.G. Haggis, the independent Chairman of the Board of Directors, by writing to him at the following address, and all communications received at this address will be forwarded to him:

c/o Office of the Corporate Secretary

Canadian Pacific

Suite 920, 401 – 9th Avenue S.W.

Calgary, Alberta

T2P 4Z4

Shareholders and others may also contact any director by mailing correspondence in care of the Office of the Corporate Secretary at the above address. Communications by e-mail should be sent to shareholder@cpr.ca.

CP’s shareholder and investor relations personnel also provide information to, and respond to inquiries from, shareholders and other stakeholders, in accordance with the parameters set forth in the Disclosure and Insider Trading/Reporting Policy and the directions of the Board, senior management and CP’s Disclosure Policy Committee. They can be reached at shareholder@cpr.ca and investor@cpr.ca.

BOARD MANDATE

•	CP’s Board of Directors represents company, shareholder and other stakeholder interests

•	The Board is responsible for CP’s long-term strategic direction, succession plans for senior officers and risk management oversight

The Board has adopted the Governance Guidelines which provide that the Board is the ultimate decision-making authority within the Corporation, except with respect to those matters, including the election of directors, which are reserved to shareholders. As the Board has plenary power, its Terms of Reference, found at www.cpr.ca are intended not to limit the power of the Board but to assist it in the exercise of its powers and the fulfillment of its duties.

Strategic Planning

The Board oversees the development, execution and fulfillment of CP’s strategic goals. This responsibility includes a strategic planning process whereby, prior to approval by the Board of CP’s multi-year strategic plan (the “Strategic Plan”): (i) the SOE Committee reviews and makes recommendations on the strategy, plans and objectives within the Strategic Plan that support continuous improvement in operating performance, and (ii) the Finance Committee reviews and makes recommendations on the financial aspects of, and strategic options and opportunities associated with, the Strategic Plan. As part of these reviews, such committees consider and discuss the key issues, assumptions, risks, opportunities and strategies that relate to the development and implementation of the Strategic Plan.

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One Board meeting per year is specifically set aside for a substantial strategic planning session in which the Board reviews and discusses strategies in the Strategic Plan developed by management, following which the Board provides its approval. As part of this, the Board considers CP’s major opportunities, priorities and the risk impact of the Strategic Plan, and reviews and approves CP’s financial objectives, including significant capital allocations. Subsequently, it oversees the implementation of the Strategic Plan and monitors CP’s performance against plan.

Succession Planning

The Board and its Compensation Committee are actively engaged in the succession planning processes. A detailed and documented process exists which includes reviewing the depth and diversity of succession pools for the CEO, Chief Financial Officer (CFO) and other key leadership roles. The Compensation Committee and Board annually review the Corporation’s leadership and development strategies, succession plans for key leadership roles, as well as plans and programs for the assessment and development of senior talent. Important actions taken in this regard in 2012 and early 2013 were the hiring of a new CEO and a new President and COO, as well as the promotion of the Senior Vice President, Finance to the position of CFO following the retirement of the Corporation’s then CFO in the fall of 2012. In addition, CP has a new executive management team and a new direction. This team was built largely from within. The majority of these executives were with CP before Hunter Harrison joined the company, one of the exceptions being Keith Creel, the company’s new President and Chief Operating Officer who joined in early 2013.

The Board provides opportunities for directors to get to know employees who have been identified as succession candidates. These individuals make presentations to the Board and are invited to functions where they can interact with directors more informally.

The Compensation Committee reviews, reports on and, where appropriate, provides recommendations to the Board on the structure and reporting relationships of senior management, the appointment of persons to the rank of Vice-President and above, and the leadership development of senior management.

Oversight of Risk Management

The Board has oversight responsibility for material risks associated with CP’s business. This includes taking reasonable steps to confirm that management has an effective risk management structure in place to identify, understand and appropriately manage the risks of the business. All committees of the Board also have a role in risk oversight, as follows:

•

the Audit Committee assists the Board with the identification of the principal risks of the Corporation’s business and ensures the implementation of appropriate risk assessment and risk management policies and processes to manage these risks. The Audit Committee also (i) discusses risk assessment and risk management policies and processes to be implemented for the Corporation, reviews with management and the Corporation’s internal auditors the effectiveness and efficiency of such policies and processes and their compliance with other relevant policies of the Corporation, and makes recommendations to the Board with respect to any outcomes, findings and issues arising in connection therewith; (ii) reviews management’s program to obtain appropriate insurance to mitigate risks; and (iii) oversees risks that may have a material impact on the Corporation’s financial statements.

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•

the Compensation Committee reviews the Corporation’s compensation plans with the view towards not encouraging excessive or undue risk taking, and oversees the identification, consideration and management of risks associated with the Corporation’s compensation philosophy and programs, and reviews disclosure on: (i) the role of the committee and the Board in that regard; (ii) the practices used to identify and mitigate any such risks (particularly inappropriate or excessive risks); and (iii) any risk identified as part of the compensation philosophy and programs which is reasonably likely to have a material adverse effect on the Corporation.

•

the Governance Committee develops, reviews and monitors, from time to time, and reports to the Board regarding a process to determine, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities are required for new Directors in order to add value to the Corporation.

•	the Finance Committee oversees financial risks and contingent exposure that may have a material impact on the Corporation.

•	the SOE Committee reviews and discusses key issues, assumptions, risks, opportunities and strategies that relate to the development and implementation of the Corporation’s operations.

Internal Controls and Certification

The Board and its Audit Committee oversee the integrity of the internal control and management information systems of the Corporation and its subsidiaries, which are designed, monitored and periodically reviewed by the CEO, the CFO, the Comptroller, and the Internal Audit Department. Such systems are also examined periodically by CP’s external auditors. On a quarterly basis, all senior officers are required to review the operation of the key internal controls within their respective areas of responsibility, report any changes to the Comptroller’s Office, and provide written confirmations as to the operation and effectiveness of such controls. Management has, in accordance with the requirements of Section 404 of the Sarbanes Oxley Act, assessed the effectiveness of its internal controls over financial reporting in accordance with the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control – Integrated Framework” and has reported to the Audit Committee thereon. Based on this assessment, management determined that CP maintained effective control over financial reporting as of December 31, 2012.

Annually and quarterly, the CEO and CFO certify that they are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for both the Corporation and CPRC.

These certifications have been filed with the SEC as an exhibit to our annual report on Form 40-F or furnished to the SEC on Form 6-K, as applicable. As an issuer listed in Canada and the United States, CP fulfills Canadian requirements by filing these certifications annually and quarterly.

In addition, the CEO and CFO, following review by senior management and CP’s Disclosure Policy Committee, also certify that our annual and quarterly filings do not contain an untrue statement of

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material fact, or omit to state a material fact, and that the financial statements and other financial information included in the annual and quarterly filings fairly present, in all material respects, CP’s financial condition, the results of our operations and cash flows.

Governance

The Board and its Governance Committee are responsible for developing CP’s approach to corporate governance. This includes annual reviews of the Governance Guidelines, as well as the terms of reference for the Board and each of its committees.

POSITION DESCRIPTIONS

•	CP’s Board has approved written position descriptions for the independent chair, Committee chairs, and CEO

Board and Committee Chair Position Descriptions

The Chairman of the Board presides at meetings of shareholders and directors. He also serves as an advisor to the CEO and other members of senior management. His position guide provides, among other things, that he is responsible for establishing and ensuring:

•	efficient and effective procedures to govern the Board’s operation and function

•	processes are in place for assessment of the effectiveness of the Board and Board committees and the contribution of individual directors

•	collaboration with the CEO in setting the Board’s agenda and consultation with the Board committee chairs with respect to the committee agendas

•	Board meetings are conducted in a manner that facilitates full participation

•	appropriate briefing materials being provided to directors in a timely fashion

•	the Board meets regularly without management present

•	directors have access to adequate resources and independent advisors

•	acting as a liaison between the Board and management

Position guides for chairs of the Board’s committees include responsibility for:

•	setting the agendas of the committee in collaboration with the CEO, senior management, the Corporate Secretary and the Chairman of the Board

•	ensuring that committee meetings are conducted in a manner that facilitates full participation and discussion and that the committee members receive appropriate briefing materials in a timely fashion

•	ensuring that committee members have adequate resources and access to outside advisors at the expense of the Corporation

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•	liaising with the CEO and senior management between committee meetings

CEO Position Description

The position guide of the CEO provides, among other things, that the CEO has responsibility for:

•	developing and recommending a long-term strategy and an annual business plan and budget to the Board

•	managing CP’s business in accordance with the Board approved strategy, business plan and budget

•	implementing Board-approved decisions and policies

•	identifying and managing risks and opportunities which CP faces in day to day operations

•	establishing and maintaining an ethical work environment which supports CP’s vision and values and in alignment with the strategy, business plan and budget

•	collaborating with the Chairman of the Board in setting Board agendas

•	ensuring that the Board is informed and advised of all relevant trends and developments in CP’s business

•	ensuring that CP’s policies and operations are in accordance with and fulfill government and regulatory requirements

•	regularly reporting to the Board

ORIENTATION AND CONTINUING EDUCATION

•	Orientation material and educational presentations are delivered to new directors to provide basis of informed decision-making

•	Ongoing education on matters of significance and developing issues are provided periodically

•	Site visits are provided to increase understanding of CP’s operations

Orientation

CP has developed a directors’ orientation program to provide prospective Board candidates with background on both the Corporation’s business and the role of the Board and its committees. Prospective Board candidates are provided with substantial information about CP’s operations and the rail industry. Annual Board and Board committee schedules and work plans are also provided to all prospective directors.

New directors are provided with the opportunity to interact with management, particularly in those areas of activity overseen by the committees to which the new director is appointed. As part of the directors’ orientation program, new directors are typically provided with tailored educational

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sessions which cover a general operational and commercial overview of the Corporation’s dealing with topics such as CP’s network, capacity, capital expenditures, integrated operating plan, and key customers. These sessions are delivered over a period of time to minimize overload and maximize lasting educational impact.

New directors are also encouraged to attend at least one meeting of a Board committee, other than the ones they are appointed to, in order to better understand the role of the various Board committees.

Continuing Education

The Board recognizes the importance of ensuring that all directors are conversant with CP and the railway industry to assist in the fulfillment of their duties. The continuing education program is comprised of director site visits, director education sessions, a directors’ handbook, as well as procedures in place to ensure that the Board is kept up to date with information related to the fulfillment of directors’ duties. As well, commencing in early 2013, board training sessions, which can include site visits, are scheduled to be held on the day immediately preceding the start of every set of regularly scheduled Board/committee meetings to all directors who are able to participate.

(a)	Director Site Visits — directors are provided from time to time with site tours of CP facilities, and on occasion, tours of CP customer facilities. In February 2012, members of the SOE Committee were given a tour of CP’s Alyth rail yard in Calgary, Alberta.

(b)	Director Education Sessions — directors are regularly provided with education sessions on CP and the railway industry. Management and external advisors make presentations to the Board and committees on topical issues in preparation for key business decisions, during strategic planning meetings and in response to requests from directors. The Board also receives regular reports and presentations on the regulatory and business environment from senior executives, as well as a daily media scan which covers important news and developments about the Corporation and the railroad industry in general. In addition, CP has a policy of encouraging, supporting and paying for individual Board members’ outside director education.

(c)	Directors’ Handbook — the Corporate Secretary’s office prepares and regularly updates a “Corporate Handbook” for new and existing directors. The Handbook contains, among other items: copies of all Board and Committee terms of reference, the Corporation’s charter documents, a corporate organizational chart outlining the Corporation’s structure and subsidiaries, current lists of directors and officers, information on directors’ and officers’ liability, Corporate Governance Principles and Guidelines, Code of Business Ethics, Code of Ethics for CEO and Senior Financial Officers, and position descriptions for the Board chair, chairs of the Board committees and the CEO.

(d)	Procedures are in place to provide the Board with timely and efficient access to information necessary to fulfill its duties including:

•	provision of detailed Board and Board committee meeting schedules and agendas in advance with ongoing review and updates

•	maintenance of a directors’ Intranet site to facilitate ongoing communication of company and industry developments

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•	provision of comprehensive documentation several days in advance in preparation for Board and Board committee meetings

•	provision of reports from each Board committee on their work at previous committee meetings

ETHICAL BUSINESS CONDUCT

•	Annual certification for all directors, officers and non-union employees

•	Code of Business Ethics and Code of Ethics for CEO and Senior Financial Officers available at www.cpr.ca and in print to any shareholder upon request

Code of Business Ethics

The Corporation’s Code of Business Ethics (the “Code”) specifically addresses, among other things, conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing with third parties, compliance with laws, rules and regulations and reporting of illegal or unethical behaviour. The Code applies to all directors, officers and employees, both unionized and non-unionized, of the Corporation and its subsidiaries in Canada, the United States and elsewhere, and forms part of the terms and conditions of employment of all such individuals. All directors have signed acknowledgements that they have read, understood and agree to comply with the Code, and they annually confirm compliance. Annually, officers and non-union employees are required to acknowledge that they have read, understood and agree to comply with the Code. Contractors engaged on behalf of the Corporation or its subsidiaries must undertake, as a condition of their engagement, to adhere to principles and standards of business conduct consistent with those set forth in the Code. All amendments to the Code, and all waivers of the Code with respect to any director or Executive Officer, will be posted on CP’s website and provided in print to any shareholder who requests them.

Code of Ethics for Chief Executive Officer and Senior Financial Officers

The Corporation adopted a Code of Ethics for the CEO and Senior Financial Officers of the Corporation in 2003. This code applies to the Corporation’s CEO, CFO and Comptroller. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on CP’s website and provided in print to any shareholder who requests them.

Monitoring of Ethics Codes

The Governance Committee, with the assistance of the Audit Committee, is responsible for periodically reviewing, and if appropriate recommending changes to, the Code and the Code of Ethics for the CEO and Senior Financial Officers of the Corporation, monitoring compliance with the codes, and reviewing, and if appropriate approving, waivers from compliance therefrom for directors or Executive Officers and promptly disclosing such waivers to the shareholders.

The Governance Committee did not approve any waivers of the codes for any directors or Executive Officers during 2012.

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Material Interests in Transactions

If a director has a material interest in a transaction or agreement involving the Corporation they are required to disclose that interest to the CEO and the Chairman of the Board, and will not participate in any discussions or votes concerning such transactions. During 2012, no director had any material interest in a transaction with the Corporation.

Promotion of Ethical Culture

The Board promotes a culture of ethical business conduct and sets the tone for a foundation of high business standards, integrity and respect.

Insider Trading and Disclosure Policies

The Board has approved a disclosure and insider trading/reporting policy. It is available on CP’s website at www.cpr.ca and reflects the commitment of the Board and management to promote timely, factual and accurate communications to the investing public. Among the matters addressed in the policy are guidelines on CP’s interaction with analysts and the public and measures to avoid selective disclosure.

The Board has also appointed a Disclosure Policy Committee comprised of senior legal, financial/accounting and communications officers. The committee reports to the Board and is responsible for overseeing and monitoring disclosure matters and implementing additional policies and procedures, where necessary. The committee reviews all major disclosure documents. These documents are also approved by the Board and/or one or more of its committees, in each case before they are distributed. Under the direction of the CEO and CFO, the Disclosure Policy Committee also oversees the Corporation’s disclosure controls and procedures and provides quarterly reports to the Audit Committee.

Each director is required to sign a letter agreement confirming his or her obligation of confidentiality as a member of the Board of Directors of Canadian Pacific and any of its committees, which agreement is consistent with the director’s fiduciary duties and CP’s Code of Business Ethics.

NOMINATION OF DIRECTORS

•	CP’s shareholders elect individual directors annually

•	The Board has a majority voting policy in the uncontested election of directors

•	A skills matrix is used to assess areas of director expertise and experience

Nomination Process

Directors are elected annually by shareholders, each to hold office until the close of the next annual meeting of shareholders or until such person’s successor is elected or appointed. Between shareholder meetings, the Board may appoint additional directors.

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The Governance Committee identifies and recommends to the Board qualified director nominees for appointment or election at the annual meeting of shareholders consistent with criteria approved by the Board which takes into account:

(a)	the competencies and skills the Board, as a whole, should possess;

(b)	the competencies, skills and personal and other diverse qualities the existing directors possess;

(c)	the competencies, skills and personal and other diverse qualities required for new directors in order to add value to CP in light of the opportunities and risks facing the Corporation; and

(d)	the size of the Board, with a view to facilitating effective decision-making.

The requirements derived from this process are used in determining whether, and how many, new directors should be added to the Board. The Board considers a skills matrix and regularly reviews and updates, as applicable, an evergreen list of potential director candidates for consideration as the need for new directors arises, and will, if necessary or deemed advisable, retain outside advisors to assist in the identification of director candidates, which it did in identifying Ms. Courville and Mr. Reardon as director candidates to stand for election at the Meeting. A table identifying some of the current skills and experience of the Canadian Pacific Nominees is set out under the heading “Canadian Pacific Nominees for Election to the Board — Director Skills Matrix”.

The Governance Committee also considers director nominees, if any, recommended by the shareholders for election as directors.

Discretionary Term Limits and Retirement Age

The Board believes that the need to have experienced directors familiar with the business of CP must be balanced with the need for renewal and fresh perspectives. Our Governance Guidelines provide for a retirement age of 72 and for discretionary term limits for service as Chairman of the Board or Chair of any Board committee.

Majority Voting Policy

In an uncontested election of directors, a director is required to tender his or her resignation if that director receives more “withheld” votes than “for” votes. The Governance Committee would be expected to recommend that the Board accept the resignation except in extenuating circumstances.

Board Size

CP’s governing documents provide for the Board to consist of a minimum of five and a maximum of 20 directors. The Governance Committee assesses the optimal size annually, and believes the current size should be between 10 and 14 directors in order to fulfill its responsibilities.

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COMMITTEES OF THE BOARD

•	Committees of the Board assist CP’s Board to fulfill its responsibilities and duties

•	CP has five standing committees — see table below

•	Fully independent Audit, Compensation and Governance committees

All committees of the Board, with the exception of the SOE Committee, are comprised solely of directors who are independent and the CEO does not participate in selecting members. All committees are chaired by an independent director. For additional information on the Corporation’s standing committees of the Board, see “Canadian Pacific Nominees for Election to the Board — Board and Committees, and Director Attendance”.

The following table sets out committee members as at March 12, 2013:

Director	Audit Committee	Governance Committee	Finance Committee	Compensation Committee	SOE Committee
P.G. Haggis(a) (Chair)
W. A. Ackman		♦	♦
G.F. Colter	♦			♦
E.H. Harrison(b)					♦
P.C. Hilal			♦	♦ (Chair)
K.T. Hoeg		♦ (Chair)		¿
R.C. Kelly	♦ (Chair)		♦
R. MacDonald		♦		♦
J.P. Manley	♦		♦
A.R. Melman			♦ (Chair)		♦
L.J. Morgan	♦				♦
M. Paquin		♦			♦
H.T Richardson	♦				♦
S.C. Tobias		♦		♦	♦ (Chair)

Notes:

(a)	Mr. Haggis, as Chairman of the Board, regularly attends committee meetings.

(b)	Non-independent director.

AUDIT COMMITTEE DISCLOSURE

The following individuals comprise the current membership of the audit committees of both the Corporation and CPRC (“CP’s Audit Committees”), which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act (“NYSE Standards”) and National Instrument 52-110 — Audit Committees of the CSA (“NI 52-110”):

•	Richard C. Kelly

•	Gary F. Colter

•	John P. Manley

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•	Linda J. Morgan

•	Hartley T. Richardson

The SEC requires at least one financial expert on an audit committee. Each of the above directors, with the exception of Ms. Morgan, has been determined by the Board to meet the audit committee financial expert criteria prescribed by the SEC and has been designated as an audit committee financial expert for CP’s Audit Committees.

The Board has determined that all members of CP’s Audit Committees have “accounting or related financial management expertise” within the meaning of the NYSE Standards. The Board has determined that all members of CP’s Audit Committees are financially literate within the definition contained in, and as required by, NI 52-110 and the NYSE Standards.

A member of CP’s Audit Committees may not serve on the audit committees of two or more other outside public companies, unless the Board determines that this simultaneous service would not impair the ability of that individual to effectively serve on CP’s Audit Committees.

Each of Messrs. Colter and Manley serves on three public company audit committees in addition to CP’s Audit Committees. The Corporation’s Board has determined that, in light of their respective background and expertise, the service of each of Messrs. Colter and Manley on the audit committees of three public companies in addition to its own Audit Committee (and that of CPRC) does not impair their ability to effectively serve on its own Audit Committee (and that of CPRC). The following factor was also taken into account by the Board in making such determination: CPRC is a wholly-owned subsidiary of the Corporation and the latter carries on no business operations and has no assets or liabilities of more than nominal value beyond its 100% shareholding in CPRC and, as a result, the workload of the Corporation’s Audit Committee and that of CPRC is essentially equivalent to the workload of one public company audit committee.

No other members of CP’s Audit Committees serve on more than one public company audit committee in addition to CP’s Audit Committees.

The Audit Committee has adopted a written policy governing the pre-approval of audit and non-audit services to be provided to CP by its independent auditors. The policy is reviewed annually and the audit and non-audit services to be provided to CP by its independent auditors, as well as the budgeted amounts for such services, are pre-approved at that time, including by the Board in respect of fees for audit services. CP’s Vice-President and Comptroller must submit to the Audit Committee at least quarterly a report of all services performed or to be performed by the independent auditors pursuant to the policy. Any additional non-audit services to be provided by the independent auditors either not included among the pre-approved services or exceeding the budgeted amount for such pre-approved services by more than 10% must be individually pre-approved by the Audit Committee or its Chairman, who must report all such additional pre-approvals to the Audit Committee at its next meeting following the granting thereof. The independent auditors’ annual audit services engagement terms are subject to the specific pre-approval of the Audit Committee, with the associated fees being subject to approval by the Board. In addition, prior to the granting of any pre-approval, the Audit Committee or its Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Compliance with this policy is monitored by CP’s Chief Internal Auditor.

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In addition to the disclosure herein, NI 52-110 requires issuers to include the charter of their audit committee and disclose information with respect to the composition, education and experience of the members of their audit committee. In compliance with the requirements set out in NI 52-110, such additional information is contained in Canadian Pacific’s 2012 Annual Information Form, under Section 12 titled “Audit Committee”, which is available online at www.cpr.ca, www.sedar.com, or www.sec.gov.

Audit and Non-Audit Fees and Services — 2012 & 2011

Deloitte LLP (“Deloitte”) was appointed as the independent public auditor of the Corporation in May 2011 for fiscal year 2011. Prior to May 2011, and for fiscal years prior to 2011, PricewaterhouseCoopers LLP (“PWC”) was the independent public auditor of the Corporation.

In accordance with applicable laws and the requirements of stock exchanges and securities regulatory authorities, the Audit Committee must pre-approve all audit and non-audit services to be provided by the independent auditors.

Fees payable for the years ended December 31, 2012, and December 31, 2011, totaled $2,166,100 and $2,525,200, respectively, as detailed in the following table:

For the year ended December 31	Total 2012 ($)	Deloitte(a) 2011 ($)	PWC(b) 2011 ($)	Total 2011 ($)
Audit Fees	2,090,300	1,806,300	56,200	1,668,800
Audit-Related Fees	27,500	57,300	100,500	351,500
Tax Fees	48,300	50,000	155,200	205,200
All Other Fees	—	300,000	—	300,000
TOTAL	2,166,100	2,213,600	311,900	2,525,500

Notes:

(a)	Includes fees paid to Deloitte for the fiscal year ended December 31, 2011 beginning after the appointment of Deloitte as principal auditors in May 2011.

(b)	Includes fees paid to PWC for the fiscal year ended December 31, 2011 up to the appointment of Deloitte as principal auditors in May 2011.

The nature of the services provided under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered for the audit of CP’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements, including the attestation engagement for the report from the independent auditors on the effectiveness of internal controls over financial reporting, the audit or interim review of financial statements of certain subsidiaries and of various pension and benefits plans of CP; special attestation services as may be required by various government entities; access fees for technical accounting database resources; and general advice and assistance related to accounting and/or disclosure matters with respect to new and proposed U.S. and Canadian accounting standards, securities regulations, and/or laws.

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Audit-Related Fees

Audit-related fees were for attestation and related services reasonably related to the performance of the audit or review of the annual financial statements, but which are not reported under “Audit Fees” above. These services consisted of audit work related to securities filings.

Tax Fees

Tax fees were for professional services related to tax compliance, tax planning and tax advice. These services consisted of: tax compliance including the review of tax returns; assistance with questions regarding corporate tax audits; tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, and value added tax); and access fees for taxation database resources.

All Other Fees

Fees disclosed under this category would be for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above. These services consisted of services in connection with our business interruption and property damage claim.

COMPENSATION GOVERNANCE

•	Annual review of director compensation

•	Details on director compensation provided in this Circular, under the heading “Directors’ Compensation”

•	Details on executive compensation provided in this Circular, under the headings “2012 Executive Compensation Letter to Shareholders” and “Compensation Discussion and Analysis”

•	CP has adopted “Say on Pay”

Director Compensation

The Governance Committee reviews director compensation to maintain a compensation level that is competitive to other public companies of comparable size and complexity and also aligns the interests of directors with the interests of shareholders. The Governance Committee recommends any changes for Board approval when considered appropriate to align with these objectives, as well as the workload, time commitment and responsibility of directors.

Executive Compensation

The Compensation Committee oversees the executive compensation program. This program is designed to pay for performance at market competitive levels and to align managements’ interests with CP’s business strategy and shareholder interests.

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Shareholder Advisory Vote on Executive Compensation

In 2013, shareholders will once again have an advisory vote on CP’s approach to executive compensation disclosed in this Circular. As this is an advisory vote, the results will not be binding on the Board. However, the Board and its Compensation Committee will take the results of the vote into account in determining its approach to compensation in the future.

BOARD ASSESSMENT

The Board and its Governance Committee have developed a new process, to be implemented in the early part of 2013, for assessing the effectiveness and contribution of the Board, Board committees and the Chairman of the Board. For its first year, such assessment will not include peer reviews or reviews of the Board committee chairs.

This formal assessment will consist of individual director interviews conducted by an outside consultant, as well as Governance Committee and Board discussions:

•

Outside consultant will conduct confidential, one-on-one interviews with each Board member using an interview outline provided in advance which will cover the following topics: board composition, board operation, board information, human resources, strategy, risk, communications, the board chair and committees.

•	Consultant will then meet with the Chair of the Governance Committee and the Chairman of the Board to review draft report of findings.

•	Governance Committee will meet to review and discuss consultant’s final report, and make recommendations to the Board as it deems appropriate to address any issues.

•	Board will meet to discuss report findings and Governance Committee recommendations, and take such actions as it deems appropriate to implement the recommendations of the Governance Committee.

COMPLIANCE WITH NYSE CORPORATE GOVERNANCE STANDARDS

Any significant differences between the Corporation’s corporate governance practices and the NYSE’s corporate governance standards are set forth on the Corporation’s website at www.cpr.ca under “Executive leadership and governance”.

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SCHEDULE “B” — COMPARATOR GROUP

The comparator group is based on a sample of large Canadian based companies with annual revenues exceeding $1 billion as contained in our consultant’s compensation data bank. This sample may shift from year to year depending on participation in the survey.

•   Aecon Group

•   Agrium

•   ATCO Group

•   Barrick Gold

•   Bell Canada

•   Bombardier

•   Canadian National Railway Company

•   Canadian Natural Resources Limited

•   Canadian Oil Sands

•   Canadian Tire Corporation

•   Canfor Corporation

•   Capital Power Corporation

•   CCL Industries

•   Celestica

•   Cenovus Energy

•   Cogeco Cable Inc.

•   Domtar

•   Emera

•   Enbridge

•   Encana

•   Enerplus

•   FGL Sports

•   Finning International Inc.

•   Gaz Metro

•   Goldcorp

•   Husky Energy

•   IAMGOLD Corporation

•   Imperial Oil Limited

•   Irving Oil Operations Ltd.

•   Kinross Gold
•   Ledcor Group of Companies
•   Maple Leaf Foods
•   MDA
•   Methanex Corporation
•   MTS Allstream
•   Nexen
•   Penn West Energy Trust
•   Power Corporation of Canada
•   Research in Motion (now BlackBerry)
•   Resolute Forest Products
•   Rogers Communications
•   ShawCor
•   SNC-Lavalin Group
•   Stantec
•   Suncor Energy
•   Talisman Energy
•   Teck Resources
•   TELUS
•   Tembec
•    Tervita Corporation
•   TransAlta Corporation
•   TransCanada
•   Uni-Select
•   Viterra
•   West Fraser Timber
•   Woodbridge Group
•   Yellow Media

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

SCHEDULE “C” — DIRECTOR INDEPENDENCE

A.	INDEPENDENCE STANDARDS

The following standards of director independence have been adopted by the board of directors of the Corporation based on criteria of the NYSE, Exchange Act, National Instrument 58-101 and National Instrument 52-110:

NYSE Independence Standards

No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the Corporation (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation).

1.	In addition, a director is not independent if:

(i)	the director is, or has been within the last three years, an employee of the Corporation, or an immediate family member is, or has been within the last three years, an executive officer of the Corporation;

(ii)	the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than US$120,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

(iii)	(a)the director is a current partner or employee of the internal or external auditor of the Corporation, (b) the director has an immediate family member who is a current partner of such auditors, (c) the director has an immediate family member who is a current employee of such auditors and personally works on the Corporation’s audit, or (d) the director or an immediate family member was within the last three years a partner or employee of such auditors and personally worked on the Corporation’s audit within that time;

(iv)	the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Corporation’s present executive officers at the same time serves or served on that company’s compensation committee; or

(v)	the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues.

2.	For the purposes of these independence standards, an “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. When applying the look-back provisions, the board need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

3.	The board will broadly consider all relevant facts and circumstances that might signal potential conflicts of interest or that might bear on the materiality of a director’s relationship to the Corporation or any of its consolidated subsidiaries. In particular, when assessing the materiality of a director’s relationship with the Corporation, the board will consider the issue not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others. However, ownership of even a significant amount of stock, by itself, is not a bar to an independence finding.

Additional Independence Standards for Audit Committee Members

In addition to the foregoing independence standards, the members of the Audit Committee must satisfy the audit committee independence requirements prescribed by Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and Rule 10A-3(b)(1) promulgated thereunder. In particular:

1.	each member of the Audit Committee shall be a member of the board and shall otherwise be independent; and

2.	in order to be considered to be independent for the aforementioned purposes, a member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the board, or any other board committee:

•

accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation or any subsidiary thereof, provided that, unless the rules of the NYSE provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation (provided that such compensation is not contingent in any way on continued service); or

•	be an affiliated person of the Corporation or any subsidiary thereof.

Note: An “affiliated person” is someone who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Corporation, including a significant shareholder. A person who is neither an executive officer nor a shareholder owning, directly or indirectly, more than 10% or more of any class of voting equity securities of the Corporation will be deemed not to be in control of the Corporation.

National Instrument 58-101 and National Instrument 52-110 — Independence Standards for Directors

1.	A member of the Corporation’s board is independent if the member has no direct or indirect material relationship with the Corporation.

2.	For the purposes of item 1, a material relationship means a relationship which could, in the view of the Corporation’s board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.

3.	Despite item 2, the following individuals are considered to have a material relationship with the Corporation:

a)	an individual who is, or who has been within the last three years, an employee or executive officer of the Corporation;

b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Corporation;

c)	an individual who is a partner of, or employed by, the internal or external auditor of the Corporation, or was within the last three years a partner or employee of such auditors and personally worked on the Corporation’s audit within that time;

d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual, is a partner of the Corporation’s internal or external auditor, an employee of such auditors and participates in its audit, assurance or tax compliance (but not tax planning) practice, or was within the last three years a partner or employee of such auditors and personally worked on the Corporation’s audit within that time;

e)	an individual who is, or has been within the last three years, or whose immediate family member is or has been within the last three years, an executive officer of an entity if any of the Corporation’s current executive officers serves or served at the same time on the entity’s compensation committee; and

f)	an individual who received, or whose immediate family member who is employed as an executive officer of the Corporation received, more than $75,000 in direct compensation from the Corporation during any 12 month period within the last three years.

4.	Despite item 3, an individual will not be considered to have a material relationship with the Corporation solely because (a) he or she had a relationship identified in item 3 if that relationship ended before March 30, 2004, or (b) he or she had a relationship identified in item 3 by virtue of item 8 if that relationship ended before June 30, 2005.

5.	For the purposes of items 3(c) and 3(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

6.	For the purpose of item 3(f), direct compensation does not include: (a) remuneration for acting as a member of a board of directors or of any board committee of the Corporation; and (b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation if the compensation is not contingent in any way on continued service.

7.	Despite item 3, a person will not be considered to have a material relationship with the Corporation solely because the individual or his or her immediate family member:

a)	has previously acted as an interim chief executive officer of the Corporation; or

b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the Corporation on a part-time basis.

8.	For the purpose of the foregoing items 1 through 7, the Corporation includes a subsidiary entity of the Corporation.

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

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9.	For the purposes of the foregoing independence determination, the term “immediate family member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home.

National Instrument 52-110 — Additional Independence Standards for Audit Committee Members

1.	In addition to the foregoing, the members of the Audit Committee are considered to have a material relationship with the Corporation if:

a)	the member has a relationship with the Corporation pursuant to which the individual accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any subsidiary entity of the Corporation, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

b)	the member is an affiliated entity of the Corporation or any of its subsidiary entities.

2.	For the purposes of the foregoing:

a)	compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation if the compensation is not contingent in any way on continued service;

b)	the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by:

i)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

ii)	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any subsidiary entity of the Corporation.

B. BOARD DETERMINATION OF DIRECTOR INDEPENDENCE

The Corporation’s board of directors has conducted, through a combination of questionnaires, biographical reviews and discussions, a comprehensive assessment of all business and other relationships and interests of each director vis-à-vis the Corporation and its subsidiaries, as against the aforementioned standards and has determined that each director, except E.H. Harrison, is independent of the Corporation in accordance with the standards for independence established for all directors by the NYSE Independence Standards, and National Instrument 58-101, and that each member of the Audit Committee, in addition, meets the additional independence standards established for audit committee members under Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and Rule 10A-3(b)(1) promulgated thereunder and National Instrument 52-110.

Mr. Harrison is not independent by virtue of the fact that he is Chief Executive Officer of the Corporation.

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

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Any questions and requests for assistance may be directed to the

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